As filed with the Securities and Exchange Commission on March 22, 2007
Registration No. 333-140600

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO-1
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TomoTherapy Incorporated
(Exact Name of Registrant as Specified in its Charter)

Wisconsin	3845	39-1914727
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1240 Deming Way
Madison, Wisconsin 53717
(608) 824-2800
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Stephen C. Hathaway
Chief Financial Officer and Treasurer
1240 Deming Way
Madison, Wisconsin 53717
(608) 824-2800
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Gregory J. Lynch, Esq. Geoffrey R. Morgan, Esq. Michael Best & Friedrich LLP 100 East Wisconsin Avenue Suite 3300 Milwaukee, Wisconsin 53202 Telephone: (414) 225-2752 Facsimile: (414) 277-0656	Shawn Guse, Esq. Vice President, General Counsel and Secretary TomoTherapy Incorporated 1240 Deming Way Madison, Wisconsin 53717 Telephone: (608) 824-2800 Facsimile: (608) 824-2996	Colin J. Diamond, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Telephone: (212) 819-8200 Facsimile: (212) 354-8113

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated March   , 2007

PROSPECTUS

           Shares

Common Stock

This is TomoTherapy Incorporated’s initial public offering. We are offering           shares of our common stock and the selling shareholders are offering     shares of our common stock. We will not receive any proceeds from the sale of shares by the selling shareholders. We expect the initial public offering price to be between $      and $      per share.

Currently, no public market exists for our shares of common stock. We have applied to have our shares of common stock approved for quotation on the Nasdaq Global Market under the symbol “TTPY.”

Investing in shares of our common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to TomoTherapy Incorporated	$	$
Proceeds, before expenses, to the selling shareholders	$	$

The underwriters may also purchase up to an additional          shares from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2007.

Merrill Lynch & Co.
Piper Jaffray
Thomas Weisel Partners LLC
Robert W. Baird & Co.
William Blair & Company

The date of this prospectus is          , 2007.

Highly Integrated Adaptive Radiation Therapy

The TomoTherapy® Hi·Art® treatment system

TomoTherapy

- Integrated, daily CTrue™ imaging affords accurate patient positioning, quantitative treatment analysis and adaptive planning
- Continuous delivery of radiation from all angles around the patient allows better conformality of the radiation dose to a tumor
- Unique radiation beam shaping and modulation creates optimized radiation delivery to tumors, including those with assymetrical shapes and in hard to treat locations

TomoTherapy INCORPORATED

Reshaping Radiation Therapy™

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on our behalf. We have not, and the underwriters have not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the risks of investing in shares of our common stock that we describe under “Risk Factors” and our consolidated financial statements and the related notes included at the end of this prospectus, before deciding to invest in shares of our common stock. Unless the context requires otherwise, reference to “TomoTherapy”, “we”, “our” and “us” in this prospectus refers to TomoTherapy Incorporated and its subsidiaries.

Our Business

We have developed, manufacture and sell the Hi-Art system, one of the most advanced and versatile radiation therapy systems commercially available for the treatment of a wide variety of cancers. The Hi-Art system precisely delivers radiation with sub-millimeter accuracy to kill cancer cells while reducing radiation exposure to surrounding healthy tissue, which we believe can lead to improved patient outcomes. The Hi-Art system contains a linear accelerator, which is a device that generates external beam radiation that is used both to capture high quality, quantitative images and to deliver therapeutic radiation in a helical, or spiral, delivery pattern 360 degrees around the body. The linear accelerator rotates around a rigid circular frame, or a ring gantry, that is housed in a protective casing. This integrated design contrasts with traditional radiation therapy systems, which utilize a single, rotating arm, referred to as a “C-arm”, that can deliver radiation from only a limited number of angles. Generating CT images with traditional C-arm systems typically requires the addition of auxiliary devices that generally lack the quantitative imaging capabilities necessary to accurately image the location and density of tumors and internal anatomy. The Hi-Art system’s helical delivery pattern and imaging capabilities, combined with the system’s advanced treatment planning software and ability to precisely shape the beam delivering radiation, allow clinicians to locate and define the geometry and density of tumors, maximize radiation to diseased tissue, minimize radiation delivered to healthy tissue and measure the radiation dose actually received by the patient. We believe these capabilities allow the Hi-Art system to deliver sophisticated radiation treatments with greater speed and precision than competing systems performing comparable treatments.

The Hi-Art system’s combination of technologies allows clinicians to make modifications to a patient’s cancer treatment plan as changes in the size, shape and density of tumors or in the patient’s internal anatomy are detected over the course of treatment. To deliver radiation therapy, the Hi-Art system first optimizes a patient’s treatment plan by calculating the best radiation dose pattern to maximize the radiation dose to the tumor and minimize exposure of healthy tissue. A quantitative CT image of the treatment area is taken to identify the size and location of the tumor to be treated and is used to position the patient on the treatment couch. The optimized radiation dose is then delivered using a proprietary device referred to as a multi-leaf collimator, or MLC, that consists of tungsten leaves that open and close to modulate the shape of radiation beams produced by the linear accelerator as the patient passes horizontally through the ring gantry. The data acquired for the accurate positioning of the patient can also be used to compute the dose received by the patient. Data regarding the dose distribution is used by the clinician to evaluate and, if necessary, to adjust the treatment plan in subsequent treatment sessions to address changes in patient anatomy, such as tumor shrinkage or weight loss, as well as any previous errors accumulated in treatment delivery and treatment planning. We believe that the process of making iterative adjustments to a patient’s treatment plan, referred to as adaptive radiation therapy, should become a standard technique for the treatment of most cancer patients receiving radiation therapy. The Hi-Art system’s ability to provide daily, quantitative imaging and to more easily and efficiently incorporate adaptive radiation therapy into clinicians’ regular clinical workflow distinguishes the Hi-Art system from other radiation therapy systems.

We market the Hi-Art system to hospitals and cancer treatment centers in North America, Europe and Asia, and offer customer support services in each region. Since commercial introduction of the Hi-Art system in 2003, we have experienced significant revenue growth and have invested extensively in our manufacturing capabilities and customer service and support infrastructure. For the years ended December 31, 2005 and 2006, we had revenue of $75.8 million and $156.1 million, respectively, representing growth of 106%. For the years ended December 31, 2005 and 2006, we had net income of $0.2 million and $12.8 million. Net income for 2006 includes a $7.8 million benefit from deferred income taxes and an expense of $3.0 million reflecting the fair value of outstanding warrants. As of December 31, 2006, we had an installed base of 108 Hi-Art systems worldwide and a backlog of $164 million, the significant majority of which we expect to deliver before the end of 2007.

Our Market

According to the World Health Organization, in 2005 there were approximately 24.6 million people worldwide living with cancer and an estimated 7.6 million cancer deaths, accounting for 13% of all deaths globally. The World Health Organization estimates that approximately 10.9 million new cases of cancer are diagnosed globally each year. The National Cancer Institute estimates that nearly 50% of cancer patients in the United States are treated using radiation therapy. Currently, the most common type of radiation therapy is external beam radiation therapy, during which patients are treated with high-energy radiation generated by medical equipment external to the patient. Approximately 90% of patients treated with radiation therapy in the United States receive external beam radiation generated by a device called a linear accelerator. Linear accelerator-based radiation therapy systems represent the largest product segment by expenditure within the global radiation therapy equipment market, which totaled approximately $2.0 billion in 2006.

Radiation energy is an effective method for killing cells and is used to treat various cancers. While the goal of radiation therapy is to selectively deliver radiation solely to cancer cells, traditional radiation therapy technologies can result in healthy tissue being exposed to significant doses of radiation. Damage to healthy tissue can cause side effects ranging in severity from superficial burns, nausea and vomiting to more serious side effects such as damage to vital organs. Recent advances in radiation therapy technologies have focused on further improving the ability to target the radiation dose more precisely at cancer cells, while minimizing the exposure of healthy tissue. These advances include:

•	Intensity Modulated Radiation Therapy (IMRT), which varies the radiation beam intensity to conform the dose more accurately to the shape of the tumor;

•	Image Guided Radiation Therapy (IGRT), which involves delivering IMRT guided by images taken shortly before treatment to compare the patient’s position to, and make adjustments from, the original treatment plan for more precision;

•	Dose escalation, which involves delivering the cumulative prescribed dose of radiation to the patient over less than the typical number of treatment sessions by relying on extremely precise targeting to deliver a higher dose of radiation during each session; and

•	Adaptive radiation therapy, which we believe requires continual adjustments to the treatment plan throughout the entire course of treatment, facilitated by both the regular acquisition of updated images showing the location, geometry and density of the tumor, as well as verification of the actual radiation dose received by the patient.

We believe that increasing demand for advanced medical treatments in many international markets, growth in cancer cases worldwide and improvements in the sophistication of radiation therapy techniques will continue to drive demand for more advanced linear accelerators. However, despite advances in radiation therapy techniques, most commercially available radiation therapy systems still present significant limitations that restrict clinicians’ ability to provide the most efficient and effective treatment possible. These limitations include the following:

•	Limited versatility and precision. The limited motion, speed and range of C-arm gantries used by most other systems often make it impractical to deliver radiation from more than five to nine treatment angles during a typical treatment session. These mechanical limitations reduce the system’s ability to deliver precisely targeted radiation that avoids healthy tissue.

•	Limited ability to provide frequent, quantitative images. Many traditional radiation therapy systems either do not incorporate CT imaging functionality or use imaging technologies that do not have the ability to generate daily, quantitative images. Since it is common for internal organs to shift and for the size of the tumor to change during the course of treatment, failure to obtain updated images and adapt the treatment plan throughout the course of treatment may result in a portion of or potentially all of the radiation dose missing the tumor and instead being absorbed by healthy tissue.

•	Failure to integrate multiple functions. Many traditional radiation therapy systems were designed solely for the purpose of delivering radiation and therefore do not possess integrated imaging, treatment planning, dose verification or quality assurance capabilities necessary for more advanced treatment protocols.

The TomoTherapy Solution

We believe that the Hi-Art system is one of the most advanced and versatile systems commercially available for the treatment of a wide variety of cancers using radiation therapy. We have designed the Hi-Art system to offer clinicians and patients the following benefits:

•	More versatile treatment capabilities. The Hi-Art system’s high-speed ring gantry and beam- shaping capability allow the intensity to be modified and treatment to be delivered continuously in a helical pattern 360 degrees around the patient’s body from thousands of angles without extending the time it takes to complete the procedure.

•	Daily, quantitative imaging for better identification of tumors, dose verification and treatment planning. The Hi-Art system is the only commercially available radiation therapy system offering integrated quantitative CT imaging capabilities, which we market as our CTrue technology, which depict the density of tumors and healthy tissue more accurately than traditional radiation therapy systems. We believe that daily, quantitative images are necessary for the accurate delivery of IMRT and are essential to optimizing a patient’s treatment by enabling clinicians to adapt the treatment plan in response to anatomical changes and the cumulative amount of radiation received by specific areas within the patient over time.

•	Fully integrated treatment system for more precise radiation delivery. We believe that the integration of our CTrue imaging technology, treatment planning and helical delivery of radiation beams shaped by the MLC enables superior precision in radiation delivery to ensure that the radiation conforms to the patient’s tumor and avoids sensitive structures. We also believe these features significantly benefit patients by providing a precisely-targeted dose distribution which maximizes the radiation delivered to cancerous tissues and minimizes damage to healthy tissues.

•	Efficient clinical workflow for IGRT and adaptive radiation therapy. We believe that the Hi-Art system allows clinicians to more easily and rapidly scan, plan and treat cancer patients compared to competing systems performing similar treatments. This capability enables healthcare providers to increase patient throughput for sophisticated IGRT and adaptive radiation therapy procedures using the Hi-Art system.

•	Low barriers to installation and implementation. We believe that the Hi-Art system’s compact design, with built-in shielding, allows customers to retrofit the Hi-Art system into existing treatment rooms and avoid or reduce the significant construction costs that can be associated with the installation of other systems. We preassemble, test and commission each Hi-Art system at our manufacturing facility and ship the unit almost fully assembled. This assembly process allows radiation “beam-on” within four days and treatments to begin within 45 days of delivery in most cases.

•	Platform for further technological advancements in adaptive radiation therapy. We believe that the Hi-Art system is the only commercially available linear accelerator that enables adaptive radiation therapy because of its unique ability to provide daily, quantitative images, high speed delivery of radiation from 360 degrees around the body and the data necessary for clinicians to verify the actual radiation dose received by the patient. We also believe that the combination of these design features and our integrated treatment planning and optimization software will allow us to continue to enhance the Hi-Art system’s adaptive capabilities to a point where clinicians can routinely and easily adjust a patient’s treatment as needed.

Our Strategy

Our goal is to become a leading provider of radiation therapy systems and the technology of choice for radiation therapy providers around the world. We are pursuing the following strategies to achieve this goal:

•	Increase market awareness of the Hi-Art system’s clinical and economic benefits. In order to expand our installed base of Hi-Art systems, we intend to continue to position the Hi-Art system as the most advanced radiation therapy system for treating a wide range of cancers effectively and efficiently.

•	Expand our worldwide sales presence. We intend to add additional direct sales representatives to better penetrate the United States market, while further investing in direct and indirect sales and marketing efforts in international markets.

•	Increase our profitability through cost reductions and improved operating leverage. In order to increase our profitability, we will seek to decrease our reliance on single-source suppliers of key components in order to enable us to negotiate better prices with a wider range of suppliers and to improve component reliability. In addition, a number of opportunities exist to reduce costs through re-engineering higher cost components. We will also seek to increase our profitability as we leverage our investments in our global service and support infrastructure through increased sales volumes.

•	Continue to enhance our customer service and support capabilities. We intend to build upon our infrastructure and technology advantages by hiring additional support personnel, implementing regional training programs and expanding the number of local spare parts depots to continually augment and refine our customer service.

•	Enhance the Hi-Art system’s treatment capabilities through on-going research and development initiatives. Our research and development initiatives are focused on more fully automating the treatment optimization process, thereby decreasing the time necessary for clinicians to develop and adapt treatment plans. We believe these enhancements will allow clinicians to increase patient throughput without compromising treatment plan quality and increase our customers’ return on their investment.

Risks

Our business is subject to numerous risks as more fully described under “Risk Factors” including:

•	We depend on the Hi-Art system for substantially all our revenue.

•	The long sales cycle and high unit price of the Hi-Art system, as well as other factors, may contribute to substantial fluctuations in our quarterly operating results and stock price.

•	We face competition from numerous competitors, many of whom have greater resources than we do.

•	Our reliance on single-source suppliers for critical components of the Hi-Art system could harm our ability to meet demand for our products in a timely and cost effective manner.

•	Sales of the Hi-Art system may be adversely affected if clinicians do not widely adopt IGRT and adaptive radiation therapy.

•	We may be delayed or prevented from implementing our long-term sales strategy if we fail to educate clinicians about the benefits of the Hi-Art system.

•	If we are unable to satisfy the requirements of our licenses with the Wisconsin Alumni Research Foundation, or WARF, we could lose access to those licensed technologies and be unable to produce or sell the Hi-Art.

Company Information

We were incorporated in Wisconsin in 1997 under the name TomoTherapy Incorporated. Our principal executive offices are located at 1240 Deming Way, Madison, WI 53717-1954, and our telephone number is (608) 824-2800. TomoTherapy®, Tomo®, Hi-Art® and the TomoTherapy logo are registered trademarks of TomoTherapy and CTrue™, TomoPortal™, TomoGateway™ and TomoExchange™ are trademarks of TomoTherapy. Our website is located at www.TomoTherapy.com. Information on our website is not part of this prospectus.

THE OFFERING

Common stock offered:

By TomoTherapy	shares

By the selling shareholders	shares

Shares to be outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million after deducting underwriting discounts and estimated offering expenses. We intend to use the net proceeds of this offering to finance expanding our sales and marketing efforts, increasing our research and development programs, expanding our international service and support group, and for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies, although we currently do not have any acquisitions or investments planned. See “Use of Proceeds.” We will not receive any proceeds from the sale of shares by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq Global Market Symbol	TTPY

The number of shares of common stock outstanding after the offering is based on 27,850,613 shares of common stock outstanding as of February 28, 2007 and excludes:

•	7,162,532 shares reserved for issuance under our stock option plans, of which options to purchase 5,469,526 shares of common stock at a weighted average exercise price of $5.28 per share have been granted; and

•	52,356 shares issuable upon the exercise of outstanding warrants with an exercise price of $2.50 per share.

The number of shares of common stock outstanding as of February 28, 2007, reflects the issuance subsequent to December 31, 2006 of:

•	947,552 shares issuable for no consideration to certain holders of our Series A preferred stock, including certain members of our management and entities affiliated with our directors, pursuant to the Series A Investment Agreement;

•	1,255,997 shares issuable upon the exercise of stock options; and

•	290,040 shares issuable upon the exercise of warrants;

Unless otherwise indicated, all information in this prospectus:

•	reflects the conversion upon the closing of this offering of all of our shares of preferred stock on a one-for-one basis into shares of common stock;

•	assumes an initial public offering price of $ per share, the midpoint of the estimated initial public offering price range;

•	assumes no exercise of the underwriters’ option to purchase from the selling shareholders up to additional shares to cover overallotments; and

•	reflects a 50-for-1 stock split effected on August 26, 2002 and a 4-for-1 stock split effected on June 30, 2005.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for any future period and results for interim periods are not necessarily indicative of results that may be expected for the entire year.

	Year Ended December 31,
	2004	2005	2006
	(in thousands, other than share and per share data)

Consolidated statements of operations data:
Revenue	$45,460	$75,754	$156,102
Cost of revenue	28,078	50,047	102,653

Gross profit	17,382	25,707	53,449

Operating expenses:
Research and development	6,492	11,372	21,397
Selling, general and administrative	7,827	14,197	23,119

Total operating expenses	14,319	25,569	44,516

Income from operations	3,063	138	8,933
Other income (expense), net	(31)	179	(1,202)

Income before income tax and cumulative effect of change in accounting principle	3,032	317	7,731
Income tax expense (benefit)	151	78	(7,184)

Income before cumulative effect of change in accounting principle	2,881	239	14,915
Cumulative effect of change in accounting principle(1)	—	—	(2,140)

Net income	2,881	239	12,775
Accretion of redeemable convertible preferred stock(2)	(41,960)	(68,075)	(46,253)

Net loss attributable to common shareholders	$(39,079)	$(67,836)	$(33,478)

Basic and diluted net loss per share attributable to common shareholders	$(7.35)	$(11.54)	$(5.14)

Weighted average common shares used in computing basic and diluted net loss per share attributable to common shareholders	5,319,286	5,879,139	6,511,669

Pro forma basic net income per share(3)			$0.49

Pro forma diluted net income per share(3)			$0.43

Pro forma weighted average number of shares used in computing basic net income per share(3)			26,004,250

Pro forma weighted average number of shares used in computing diluted net income per share(3)			29,507,636

(1)	Represents impact of the adoption of Staff Position 150-5, Issuer’s Accounting under Financial Accounting Standards Board (FASB) Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). Pursuant to FSP 150-5, we are required to classify our outstanding warrants to purchase preferred stock as liabilities on our balance sheet and record adjustments to their fair value in our statements of operations at the end of each reporting period. For the year ended December 31, 2006, the impact of the change in accounting principle was to decrease net income by $3.0 million, consisting of a $2.1 million cumulative effect adjustment for the change in accounting principle as of January 1, 2006, when the Company adopted FSP 150-5, and $0.9 million of expense that was recorded in other income (expense), net to reflect the increase in fair value between January 1, 2006 and December 31, 2006. The warrants will be subject to revaluation at each balance sheet date and any change in fair value will be recognized as a component of other income (expense), net, until the exercise of the warrants.

(2)	Accretion of redeemable convertible preferred stock represents the impact attributable to the increase in the fair market value of such shares. The holders of Series A, B, C and D preferred stock have the option to put their shares back to us at the greater of the original purchase price plus accrued dividends, or the current fair market value of the shares. The holders of Series E preferred stock have the option to put their shares back to us at the original purchase price plus accrued dividends. The put option and the related accretion of the preferred shares will terminate upon the closing of this offering.

(3)	Pro forma net income per share gives effect to the conversion upon the closing of this offering of all of our issued and outstanding shares of preferred stock on a 1-for-1 basis into shares of common stock. See Note A to our consolidated financial statements for an explanation of the number of shares used in computing per share data.

	As of December 31,
	2006
			Pro forma as
	Actual	Pro forma	Adjusted
	(in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$20,137	$20,137	$
Inventories	40,026	40,026
Working capital	7,446	7,446
Total assets	109,314	109,314
Deferred revenue and customer deposits	43,307	43,307
Redeemable convertible preferred stock	212,663	—
Total shareholders’ equity (deficit)	(184,117)	28,546

Pro forma information included above in the consolidated balance sheet data reflects the conversion of all outstanding shares of our preferred stock into an aggregate of 18,545,029 shares of common stock and the issuance of 947,552 shares of common stock issuable for no consideration to certain holders of our Series A preferred stock, including certain members of our management and entities affiliated with our directors, pursuant to the Series A Investment Agreement immediately prior to the closing of this offering.

Pro forma as adjusted information included above in the consolidated balance sheet data reflects: (1) the automatic conversion upon the closing of this offering of all of our shares of preferred stock outstanding as of December 31, 2006 on a one-for-one basis into an aggregate of 18,545,029 shares of common stock; (2) the issuance of 947,552 shares of common stock issuable for no additional consideration pursuant to the Series A Investment Agreement; and (3) our receipt of estimated net proceeds of $      million from our sale of shares in this offering, based on an initial public offering price of $      per share, the midpoint of the estimated initial public offering price range, after deducting the underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

Investment in our common stock involves a number of risks. You should carefully consider the risks and uncertainties described below and the other information included in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties presently unknown to us, or that we believe not to be material at this time, may also impair or have a material adverse effect on our operations.

Risks Related to Our Business

We depend on sales of the Hi-Art system for substantially all of our revenue and if we are unable to grow or sustain sales of the Hi-Art system, we may not generate sufficient revenue to support our business.

Our sole product is the Hi-Art system, which we commenced marketing in 2003. We expect to generate substantially all of our revenue from sales of the Hi-Art system and post-warranty service contracts for the Hi-Art system for the foreseeable future. Accordingly, we are dependent on our ability to market and sell the Hi-Art system. Any factor adversely affecting our ability to market and sell the Hi-Art system or pricing and demand for the Hi-Art system would have a material adverse effect on our financial condition and results of operations.

The long sales cycle and high unit price of the Hi-Art system, as well as other factors, may contribute to substantial fluctuations in our quarterly operating results and stock price and make it difficult to compare our results of operations to prior periods.

The Hi-Art system is a major capital equipment item and has a lengthy sales cycle. Generally, the time from initial customer contact to execution of a purchase order can be one year or more. Following execution of a contract, it may take several additional months for a customer to retrofit an existing bunker to house the Hi-Art system and between nine and twelve months if a new bunker must be constructed. Upon delivery of the Hi-Art system to the customer’s facility, it typically takes three to four weeks to complete the installation and on-site testing of the system, including the completion of acceptance test procedures with the customer. We recognize revenue from the sale of the Hi-Art system upon receipt of a signed acceptance test procedure report from the customer. Because of the high unit price of the Hi-Art system and the relatively small number of units installed each quarter, each installation currently represents a significant component of our revenue for a particular quarter. If a small number of customers defer installation of a Hi-Art system for even a short period of time, recognition of a significant amount of revenue may be deferred to a subsequent period. For example, the deferral of a number of anticipated installations in the quarter ended September 30, 2005, resulted in revenue of $14.1 million in that quarter compared to $29.6 million in the prior quarter and $21.9 million in the subsequent quarter. Because our operating costs are relatively fixed, our inability to recognize revenue in a particular quarter may adversely affect our profitability in that quarter. As a result, the inability to recognize revenue in a particular quarter may make it difficult to compare our quarterly operating results with prior periods. In addition, while we believe that our backlog of orders provides a better measure at any particular point in time of the long-term performance prospects of our business than our quarterly operating results, investors may attribute significant weight to our quarterly operating results, which may result in substantial fluctuations in our stock price.

We face competition from numerous competitors, many of whom have greater resources than we do, which may make it more difficult for us to achieve significant market penetration.

The market for radiation therapy equipment is characterized by intense competition and pricing pressure. We consider the competition for the Hi-Art system to be existing radiation therapy systems, primarily using C-arm linear accelerators. In particular, we compete with a number of existing radiation therapy equipment companies including Varian Medical Systems, Inc., Elekta AB, Siemens Medical Solutions, and, to a lesser extent, Accuray Incorporated and BrainLAB AG. Varian Medical Systems has been the market leader for many years and has the majority market share for radiation therapy systems worldwide. Most of our competitors are large, well-capitalized companies with significantly greater market share and resources than we have. As a result, these companies may be better positioned than we are to spend more aggressively on research and development, marketing, sales and other product initiatives.

Our current competitors or other companies may at any time develop new products for the treatment of tumors. If we are unable to compete effectively against existing or future competitors, our net revenue could decline. Some of our competitors may compete by changing their pricing model or by lowering the price of their conventional radiation therapy systems or ancillary supplies. If these competitors’ pricing techniques are effective, it could result in downward pressure on the price of radiation therapy systems. If we are unable to maintain or increase our selling prices in the face of competition, we may not improve our gross margins.

In addition to the competition that we face from technologies performing similar functions to the Hi-Art system, competition also exists for the limited capital expenditure budgets of our customers. A potential purchaser may be forced to choose between two items of capital equipment. Our ability to compete may also be adversely affected when purchase decisions are based largely upon price, since the Hi-Art system is a premium priced system due to its greater functionality compared to traditional systems. If we are unable to market the Hi-Art system more effectively than competing products, which could be purchased as an alternative to the Hi-Art system using the same budget at comparable or lower prices, we may be unable to maintain our current growth rate.

Our reliance on single-source suppliers for critical components of the Hi-Art system could harm our ability to meet demand for our products in a timely and cost effective manner.

We currently depend on single-source suppliers for a number of critical components necessary for the assembly of the Hi-Art system, including the ring gantry, the linear accelerator, the couch, the solid state modulator, the rotary union, the radiation detector and the magnetron. We purchase some of these components from major industry suppliers. We do not have long-term supply contracts with the suppliers of the solid state modulator, the rotary union and the magnetron. An affiliate of one of our competitors, Siemens Medical Solutions, Inc., is also our supplier for the linear accelerator used in the Hi-Art system. If the supply of any of these components were to be disrupted or terminated, or if these suppliers were unable to supply the quantities of components that we require, we may have difficulty or be unable to find alternative sources for these key components. As a result, we may be unable to meet the demand for the Hi-Art system, which could harm our ability to generate revenue and damage our reputation. In addition, such a delay in components might cause us to have insufficient spare parts to service existing installed systems, which may lead to customer dissatisfaction. Some of our single-source suppliers have at times had material difficulties maintaining an adequate supply of parts to meet our manufacturing and service demands.

We believe it will be necessary to find alternative manufacturers for key components of the Hi-Art system over time as our quantity and quality demands evolve, but we may experience a significant delay in locating an alternative manufacturer. Furthermore, we will need to verify that any new manufacturer meets our technical specifications and maintains facilities, procedures and operations that comply with our quality requirements. We will also have to assess any new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. If the change in manufacturer results in a significant change to the product, a new 510(k) clearance from the U.S. Food and Drug Administration, or FDA, or similar foreign clearance may be necessary, which would likely cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for the Hi-Art system in a timely manner or within budget.

Sales of the Hi-Art system may be adversely affected if clinicians do not widely adopt IGRT and adaptive radiotherapy, which is an emerging cancer treatment technique.

Our success in marketing the Hi-Art system depends in part on persuading clinicians and patients of the benefits of adaptive radiation therapy. Image guided radiation therapy, or IGRT, is an emerging cancer treatment technique which involves delivering intensity modulated radiation therapy, or IMRT, guided by images of the treatment area taken shortly before treatment, using CT, x-ray, ultrasound or other imaging technologies. IMRT is a widely accepted technique, which involves varying, or modulating, the intensity of the radiation beam across a targeted treatment area. Adaptive radiation therapy involves adjusting a patient’s radiation therapy plan between treatment sessions to account for changes in the patient’s anatomy, the amount and location of the radiation received by the patient, and the size, shape and location of the tumor. In particular, we believe that adaptive radiation therapy requires, and we have designed the Hi-Art system to enable, continual adjustments to a patient’s treatment plan throughout the entire course of treatment, facilitated by both the regular acquisition of updated quantitative images showing the location, geometry and density of the tumor, as well as the verification of the actual radiation dose received by the patient. Since IGRT and adaptive radiation therapy are still in the early stages of emergence and implementation, increased sales of the Hi-Art system depend, in part, on widespread adoption of these techniques by clinicians. Widespread adoption of IGRT and adaptive radiation therapy depends on many factors, including some that are outside of our control. These factors include acceptance by clinicians that IGRT and adaptive radiation therapy are clinically effective and cost effective in treating a wide range of tumors, demand by patients for such treatment, successful education of clinicians on the various aspects of these techniques and adequate reimbursement for procedures performed using adaptive radiation therapy. If widespread market acceptance of IGRT and adaptive radiation therapy do not occur, or do not occur as rapidly as we anticipate, sales of the Hi-Art system may be adversely affected and our revenue may decline or fail to grow at their current rates.

We may be delayed or prevented from implementing our long-term sales strategy if we fail to educate clinicians and patients about the benefits of the Hi-Art system and to implement enhancements to the system in a timely manner.

As of December 31, 2006, we had an installed base of 108 Hi-Art systems worldwide. We believe that sales of the Hi-Art system to-date have been principally to those hospitals and cancer treatment centers that are most open to the adoption of new technologies. In order to expand our sales, we must raise awareness of the range of benefits that we believe the Hi-Art system offers to both existing and potential customers, and their patients. An important part of our sales strategy involves educating and training clinicians to utilize the entire functionality of the Hi-Art system. In particular, most clinicians are currently unfamiliar with techniques which involve using the full quantitative imaging capabilities of the Hi-Art system, which enables clinicians to adapt a patient’s treatment plan in response to anatomical changes and the cumulative amount of radiation received by specific areas within the patient over the course of treatment. In addition, we must further educate clinicians about the ability of the Hi-Art system to treat a wide range of cancers effectively and efficiently. If clinicians are not properly educated about the use of the Hi-Art system for adaptive radiation therapy, they may be unwilling or unable to take advantage of the full range of functionality that we believe the Hi-Art system offers, which could have an adverse effect on our product sales.

In determining whether to purchase a single Hi-Art system or whether to purchase multiple Hi-Art systems, we understand that clinicians may weigh the benefits that the Hi-Art system offers their patients, especially those with tumors typically treated using less sophisticated equipment, against the additional time required to implement Hi-Art system’s image guided treatment functionality and the higher cost of the Hi-Art system when compared to systems with less functionality. Customers or potential customers may decide that certain tumors can be adequately treated using traditional radiation therapy systems, notwithstanding the greater precision and functionality enabled by the Hi-Art system. These considerations may be particularly relevant to cancer treatment centers that only have space for a single radiation therapy system. In order to increase sales of the Hi-Art system to these customers, we must succeed in implementing enhancements to the Hi-Art system to improve the speed and patient throughput in order to render the time differentials between certain procedures performed using the Hi-Art system and those performed using competitive systems insignificant. We must also succeed in educating clinicians about the potential for cost effective reimbursement for procedures performed using the Hi-Art system. In addition, we must raise awareness of the Hi-Art system among potential patients, who are increasingly educated about cancer treatment options and therefore drive adoption of new technologies by clinicians. Our efforts to expand sales of the Hi-Art system in the long-term may be adversely affected if we fail in implementing these strategies.

Our ability to increase our profitability depends in part on reducing our cost of revenue, which we may not be able to achieve.

Our gross margin was 38.2% in 2004, 33.9% in 2005 and 34.2% in 2006. Our gross margins have been impacted by higher component costs and failure rates than we originally anticipated, resulting in increased warranty expense and negative profit margins on most of our existing service contracts for the Hi-Art system. We are making investments in developing alternate components, implementing enhancements to increase the performance of components currently used in the Hi-Art system and seeking to identify lower priced components of comparable or improved performance and quality. If we are unable to reduce our expenses through these initiatives and maintain competitive pricing of service contracts, our profitability may not improve or may be adversely affected.

If we are unable to maintain existing research collaboration relationships, enter into new collaboration arrangements in the future or enter into license agreements with our collaborators, our ability to enhance the Hi-Art system may be adversely affected.

To date we have entered into research collaboration arrangements with over 20 hospitals, cancer treatment centers, academic institutions and a national laboratory. These research collaborations support our internal research and development capabilities and represent a key element of our on-going research and development program. Among other things, our current collaborations supplement initiatives to more fully automate the treatment and adaptive therapy processes enabled by the Hi-Art system, as well as initiatives to accommodate real-time patient movements during treatment. Our research collaboration partners may not fulfill all of their obligations under our arrangements with them. If our current research collaborations do not meet our research and development expectations, or if we are unable to enter into additional research collaborations in the future to replace unproductive collaborations or add new collaborations, our ability to enhance the Hi-Art system may be adversely affected. In addition, we may also face significant competition in seeking third-party collaborators and may be unable to find third parties to pursue research collaborations on a timely basis or on acceptable terms. Our inability to successfully collaborate with third parties would increase our development costs, delay new or pending developments and could limit the likelihood of successful enhancements to the Hi-Art system.

Our collaboration agreements generally provide that we either (1) own, in the case of our own developments, (2) have the right to use, in the case of joint developments, or (3) have the right to license, in the case of developments by our collaborator, technology developed pursuant to a collaboration. We cannot provide any assurance that we will successfully enter into license agreements with any of our collaborators concerning technology that is jointly developed or developed by the collaborator. If we are unable to enter into exclusive license agreements with a collaborator over technology that is jointly developed with, or solely developed by, the collaborator, the collaborator may be able to use or license the technology to third parties. Furthermore, if we are unable to enter into license agreements with a collaborator for technology that is jointly developed with, or solely developed by, the collaborator, we may be unable to use that technology. In addition, if we are unable to agree with our collaborators concerning ownership or proper inventorship of technology developed under the collaboration agreement, we may be forced to engage in arbitration or litigation to determine the proper ownership or inventorship.

We rely on a third party to perform spare parts shipping and other logistics functions on our behalf. A failure or disruption at our logistics providers would adversely impact our business.

Customer service is a critical element of our sales strategy. In particular, Kuehne + Nagel Inc. stores almost all of our spare parts inventory in depots around the world and performs a significant portion of our spare parts logistics and shipping activities. We may utilize additional logistics service providers in connection with the expansion of our international sales. If Kuehne + Nagel suffers an interruption in its business, or experiences delays, disruptions or quality control problems in its operations, or we have to change and qualify an alternative logistics provider, shipments of spare parts to our customers may be delayed and our reputation and results of operations may be adversely affected.

If third-party payors do not continue to provide sufficient coverage and reimbursement to healthcare providers for use of the Hi-Art system, sales of the Hi-Art system may be adversely affected.

Our ability to market successfully and sell the Hi-Art system depends in part on the extent to which sufficient reimbursement for treatment procedures using the Hi-Art system will be available from third-party payors such as private health insurance plans and health maintenance organizations and, to a lesser degree, government payor programs such as Medicare and Medicaid. Third-party payors, and in particular managed care organizations, are continuously challenging the prices charged for medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. These cost containment measures, if instituted in a manner affecting the coverage of, or reimbursement for, treatment procedures performed using the Hi-Art system, could discourage cancer treatment centers and hospitals from purchasing the Hi-Art system.

Treatment procedures performed using the Hi-Art system are currently covered and reimbursed at acceptable rates by third-party payors. However, we cannot provide any assurance that third-party payors will continue to reimburse these procedures at current rates or will continue to consider these procedures to be cost effective compared to other treatments. Clinicians may be reluctant to purchase the Hi-Art system or may decline to do so entirely if they determine there is insufficient coverage and reimbursement from third-party payors for the cost of procedures performed using the Hi-Art system, which could have an adverse impact on our sales.

Reimbursement for services rendered to Medicaid beneficiaries is determined pursuant to each state’s Medicaid plan, which is established by state law and regulations and is subject to the requirements of federal laws and regulations. The Balanced Budget Act of 1997 revised the Medicaid program to provide each state more control over coverage and payment matters. In addition, the Centers for Medicare and Medicaid Services has granted many states waivers to allow for greater control of the Medicaid program at the state level. The impact on our business of this greater state control on Medicaid payment for diagnostic services remains uncertain.

Our success in non-U.S. markets also depends upon treatment procedures using the Hi-Art system being eligible for reimbursement through government-sponsored healthcare payment systems, private third-party payors and labor unions. Reimbursement and healthcare payment systems in international markets vary significantly by country and, within some countries, by region. In many international markets, payment systems may control reimbursement for procedures performed using new products as well as procurement of these products. In addition, as economies of emerging markets develop, these countries may implement changes in their healthcare delivery and payment systems. Healthcare cost containment efforts are prevalent in many of the other countries in which we sell, or intend to sell, our product and these efforts are expected to continue. Market acceptance of the Hi-Art system in a particular country may depend on the availability and level of reimbursement in that country. In the event that our customers are unable to obtain or maintain adequate reimbursement for treatment procedures using the Hi-Art system in markets outside of the United States in which we are selling, or are seeking to sell, the Hi-Art system our ability to generate sales may be adversely affected.

We have a limited history of manufacturing the Hi-Art system in commercial quantities and may encounter manufacturing problems or delays that could result in lost revenue.

We commenced manufacturing the Hi-Art system in late 2002 and recently moved production to a newly-constructed facility in Madison, Wisconsin. The manufacturing processes at our facility include subassembly, assembly, system integration and testing. We must manufacture and assemble the Hi-Art system in commercial quantities in compliance with regulatory requirements and at an acceptable cost. We have only a limited history of manufacturing commercial quantities of the Hi-Art system, and as a result, we may have difficulty producing the Hi-Art system in sufficient quantities in a timely manner. To manage our manufacturing operations with our suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these requirements. Our limited manufacturing history may not provide us with enough data to accurately predict future component demand. Accordingly, we may encounter difficulties in scaling up production of the Hi-Art system, including problems with quality control and assurance, component supply shortages, increased costs, shortages of qualified personnel and difficulties associated with compliance with local, state, federal and foreign regulatory requirements. In addition, if we are unable to maintain larger-scale manufacturing capabilities our ability to generate revenue will also be limited and our reputation could be damaged. If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties who possess sufficient manufacturing facilities and capabilities in compliance with regulatory requirements. Even if we could outsource needed production or enter into licensing or other third-party arrangements, this could reduce our gross margin.

Our manufacturing operations are conducted at a single location and any disruption at our facility could increase our expenses.

All of our manufacturing operations are conducted at a single location in Madison, Wisconsin. This location contains specially designed radiation treatment rooms, or bunkers, for testing the Hi-Art system because it emits radiation. We do not maintain a backup manufacturing facility and we therefore depend on our current facility for the continued operation of our business. We take precautions to safeguard our facility, including insurance, health and safety protocols, and off-site storage of computer data. However, a natural disaster could cause substantial delays in our manufacturing operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case. With or without insurance, damage to our manufacturing facility or our other property, or to any of our suppliers, due to a natural disaster or casualty event may have a material adverse effect on our business, financial condition and results of operations.

We rely on local distributors to market and distribute the Hi-Art system in much of the Asian market.

We rely on third-party distributors for the marketing and distribution of the Hi-Art system in Japan, Taiwan, South Korea, Singapore, India and China. The percentage of our revenue derived from sales by local distributors was 11% in 2005 and 21% in 2006. A component of our growth strategy is to expand our marketing and sales through distributors in additional countries. In our standard distribution agreement, we appoint an exclusive distributor for a specific country for a period of three years. The agreement sets forth an annual sales target and we are entitled to terminate the agreement if the distributor fails to meet these sales targets. To date, we have not had to terminate our relationship with a single distributor due to a failure to meet the minimum sales targets. We have also developed a certification procedure to ensure each distributor can fulfill its obligations under the distribution agreement. Accordingly, our success in generating sales in countries where we have engaged local distributors depends in part on the efforts of others whom we do not control. Many of our local distributors have only limited personnel capabilities, although we require them to assume responsibility for marketing, sales and service efforts in their country. As a result, these distributors may not be able to successfully market, sell and service the Hi-Art system, may not devote sufficient time and resources to support the marketing and selling efforts and may not market the Hi-Art system at prices that will permit the Hi-Art system to develop, achieve or sustain market acceptance, any of which could adversely affect our potential for revenue from international markets. In addition, if a distributor is terminated by us or goes out of business, it may take us a period of time to locate an alternative distributor and to train its personnel to market the Hi-Art system and our ability to sell the Hi-Art system in that distributor’s country could be adversely affected.

Our results may be adversely affected by changes in foreign currency exchange rates.

In 2006, we derived 84% of our revenue from contracts denominated in U.S. dollars, 15% in Euros and 1% in Canadian dollars. The substantial majority of our expenses have historically been denominated in U.S. dollars. However, in 2006 we opened an office in Brussels, Belgium and increased our hiring efforts in Europe. As a result, we anticipate that an increasing portion of our expenses will be denominated in Euros. If the U.S. dollar weakens against the Euro, it will have a negative impact on our profit margins. We do not currently have a hedging program in place to offset these risks.

In addition, long-term movements in foreign currency exchange rates could affect the competitiveness of the Hi-Art system. In the recent past, we have benefited from a relatively weak U.S. dollar that has made our pricing more competitive compared to our non-U.S. competitors. This has been a contributor to our international orders and revenue growth. Although sales of the Hi-Art system internationally may occur in local currencies, our overall cost structure remains largely U.S. dollar based. If some of our competitors have cost structures based in other currencies, our overall margins and pricing competitiveness may be adversely affected. Any significant strengthening of the U.S. dollar against other countries’ currencies may result in slower growth in our international orders and revenue, which could negatively affect our overall financial performance and results.

Technological breakthroughs in cancer treatment could render the Hi-Art system obsolete.

The cancer treatment market is characterized by continual technological change and product innovation. The Hi-Art system is based on our proprietary technology, but a number of our competitors are pursuing new radiation therapy systems incorporating IGRT and adaptive radiation therapy techniques. In addition, companies in the pharmaceutical or biotechnology fields may seek to develop methods of cancer treatment that are more effective than radiation therapy resulting in decreased demand for the Hi-Art system. Because the Hi-Art system has a long development cycle and because it can take significant time to receive government approvals for changes to the Hi-Art system, we must anticipate changes in the marketplace and the direction of technological innovation. Accordingly, if we are unable to anticipate and address new innovations in the cancer treatment market, the Hi-Art system or an aspect of its functionality may be rendered obsolete, which would have a material adverse effect on our business, financial condition and results of operations.

A significant percentage of our sales are in international markets, and economic, political and other risks associated with international sales and operations could adversely affect our sales or make them less predictable.

The percentage of our revenue derived from sales of the Hi-Art system outside of North America was 6% in 2004, 22% in 2005 and 43% in 2006. To accommodate our international sales, we have invested significant financial and management resources to develop an international infrastructure that will meet the needs of our customers. In particular, in 2006 we opened a European office in Brussels, Belgium which includes sales, service and call center operations. In addition, we have entered into agreements with distributors in Asia who purchase the Hi-Art system from us for resale to end customers. We support our international marketing and sales activities from both our U.S. headquarters in Madison, Wisconsin and our office in Brussels, Belgium.

We face additional risks resulting from our international operations including:

•	difficulties in enforcing agreements and collecting receivables in a timely manner through the legal systems of many countries outside North America;

•	the failure to fulfill foreign regulatory requirements to market the Hi-Art system on a timely basis or at all;

•	availability of, and changes in, reimbursement within prevailing foreign health care payment systems;

•	difficulties in managing foreign relationships and operations, including any relationships that we establish with foreign distributors or sales or marketing agents;

•	limited protection for intellectual property rights in some countries;

•	fluctuations in currency exchange rates;

•	the possibility that foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade;

•	the possibility of any material shipping delays; and

•	significant changes in the political, regulatory, safety or economic conditions in a country or region.

If we fail to overcome the challenges we encounter in our international operations, our business will be materially adversely affected.

Product liability suits, whether or not meritorious, could be brought against us due to an alleged defective component of the Hi-Art system or for the misuse of the Hi-Art system. These suits could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

Our business exposes us to potential product liability claims that are inherent in the manufacture, sale, installation, servicing and support of medical devices. The medical device industry has historically been litigious, and we would face financial exposure to product liability claims if the use of the Hi-Art system were to cause or contribute to injury or death, whether by aggravating existing patient symptoms or otherwise. Because the Hi-Art system involves the delivery of radiation to the human body, the possibility for significant injury or death exists. The tolerance for error in the design, manufacture, installation, servicing, support or use of the Hi-Art system may be small or nonexistent. We may also be subject to claims for property damages or economic loss related to, or resulting from, any errors or defects in the Hi-Art system, or the installation, servicing and support of the Hi-Art system, or any professional services rendered in conjunction with the Hi-Art system. Additionally, it is also possible that defects in the design or manufacture of the Hi-Art system might necessitate a product recall. For instance, new components or enhancements to the Hi-Art system may contain undetected errors or performance problems that, despite testing, are discovered only after installation. Although we maintain product liability insurance for the Hi-Art system, the coverage limits of these policies may be inadequate to cover future claims. As sales of the Hi-Art system increase, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage for all potential liabilities. A successful claim brought against us relating to a liability that is in excess of our insurance coverage, or for which insurance coverage is denied or limited would require us to pay damage amounts that could be substantial and have a material adverse effect on our financial position and could divert management’s attention from our core business.

The effectiveness of procedures performed using the Hi-Art system are not yet supported by long-term clinical data and the medical community has not yet developed a large body of peer-reviewed literature that supports the Hi-Art system’s safety and efficacy.

We do not have significant clinical data supporting the advantages that we believe the Hi-Art system offers in comparison with competing products and technologies. For example, because the Hi-Art system has only been on the market since 2003, we have only limited complication or patient survival rate data, which are a common long-term measures of clinical effectiveness in cancer treatment. In addition, there are a limited number of peer-reviewed medical journal publications regarding the safety and efficacy of the Hi-Art system. If future patient studies or clinical experience do not support our beliefs that the Hi-Art system offers a safe and effective treatment for a wide variety of cancers, use of the Hi-Art system could fail to increase or could decrease, and our growth and operating results would therefore be adversely affected. In addition, if future results and experience indicate that the Hi-Art system causes unexpected or serious complications or other unforeseen negative effects, the FDA could rescind our clearances, our reputation with clinicians and patients could suffer and we could be subject to significant legal liability.

Our success will depend on our ability to attract and retain qualified personnel.

We are highly dependent on members of our senior management, operations and research and development staff. Our continued success will depend on our ability to retain our current management and qualified personnel with expertise in research and development, engineering, service, manufacturing, sales, marketing and finance. Competition is intense in the medical device industry for senior management personnel, as well as other qualified personnel, and finding and retaining such personnel with experience in our industry is very difficult. There is substantial time and training required for all newly-hired employees to learn our product and proprietary systems. The loss of the services of certain members of our senior management, scientists, clinicians, or engineers could prevent the implementation and completion of our business objectives. The loss of a member of senior management or our professional staff would also require the remaining executive officers to divert substantial attention to seeking a replacement.

Additionally, the sale and after-sale support of the Hi-Art system is logistically complex, requiring us to maintain an extensive infrastructure of field sales and customer support personnel. We face considerable challenges, including managing geographically dispersed efforts, in recruiting, training, managing, motivating and retaining these teams. If we are unable to maintain and grow an adequate pool of trained and motivated personnel, our reputation could suffer and our financial position could be adversely affected.

If we do not effectively manage our growth, our business may be significantly harmed.

The number of our employees increased from 327 as of December 31, 2005 to 492 as of December 31, 2006. In addition, we have significantly expanded our activities outside of the United States, including the establishment of a customer support center in Brussels, Belgium and spare parts depots around the world. In order to implement our business strategy, we expect continued growth in our employee and infrastructure requirements, particularly as we expand our manufacturing, customer service and sales and marketing capacities.

To manage our growth, we must expand our facilities, augment our management, operational and financial systems, hire and train additional qualified personnel, scale-up our manufacturing capacity and expand our marketing and distribution capabilities. Our manufacturing, assembly and installation process is complex and we must effectively scale this entire process to satisfy customer expectations and changes in demand. We also expect to increase the number of sales and marketing personnel as we expand our business, and although the number of people we employ in our international offices has grown significantly, in many international locations we still lack the minimum critical mass to qualify for group efficiencies, which drives our overall cost of operations higher. We cannot be certain that our personnel, systems, procedures and internal controls will be adequate to support our future operations. If we cannot manage our growth effectively, our business will suffer.

Many countries require that software user interfaces be translated into their respective local language. Failure to adhere to each country’s law with respect to the language of the user interface may cause substantial disruptions in the delivery of new systems and the use of existing systems.

The governmental agencies regulating medical devices in some countries require that the user interface on medical device software be in the local language. This may conflict with the preferences of some end customers who believe that an English user interface allows for the broadest range of use by clinicians and the safest way to utilize the system. We currently provide user guides and manuals in the local language but only provide an English language version of the user interface. If we cannot convert our user interface to local languages to comply with those regulatory requirements, the use of our systems may be interrupted and it may cause the delay or cessation of future sales in those countries.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms. This could limit our ability to grow and carry out our business plan.

We believe that the net proceeds from this offering, together with our cash reserves and cash from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If our estimates of revenue, expenses, or capital or liquidity requirements change or are inaccurate, or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In the future, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise in the future, although we currently do not have any acquisitions or investments planned. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all, which could limit our ability to grow and carry out our business plan, or that any such additional financing, if raised through the issuance of equity securities, will not be dilutive to our existing shareholders. If we raise additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to our products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. If any of these events occurs, it could adversely affect our business, financial condition and results of operations.

We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

Upon the effectiveness of this registration, we will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2008 fiscal year. We are in the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. To the extent that we are not currently in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as increased independent auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to comply with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors, which could have a negative impact on our stock price.

Risks Related to Our Intellectual Property

If we are not able to meet the requirements of our licenses with the Wisconsin Alumni Research Foundation, or WARF, we could lose access to those licensed technologies and be unable to produce or sell the Hi-Art system.

We license from WARF significant technology under license agreements that require us to pay royalties to WARF. In addition, the licenses obligate us to pursue an agreed development plan and to submit periodic reports, and restrict our ability to take actions to defend the licensed patents. WARF has the right to unilaterally terminate the agreement if we do not meet certain minimum royalty obligations or satisfy other obligations related to our utilization of the technology. If WARF were to terminate the agreement or we were to otherwise lose the ability to exploit the licensed patents, our competitive advantage would be greatly reduced and we may not be able to find a source to replace the licensed technology.

The license agreements reserve to WARF the right to defend or prosecute any claim arising with respect to the licensed technology. If WARF does not vigorously defend the patents, any competitive advantage we have based on the licensed technology may be hampered. WARF also has the option, without receiving our prior consent, to settle a claim by granting a license to a third party for any of the licensed technology. Such a license would have the potential to reduce our competitive advantage.

If we are not be able to adequately protect our intellectual property and proprietary technology our competitive position, future business prospects and financial performance will be adversely affected.

Our success depends significantly on our ability to protect our intellectual property and proprietary technologies used in the Hi-Art system. If we fail to obtain patents, are unable to obtain patents with claims of a scope necessary to cover our technology, or our issued patents are determined to be invalid or not to cover our technology, our competitors could use portions of our intellectual property, which could weaken our competitive position. We have an active program to protect our proprietary inventions through the filing of patent applications and taking certain steps to preserve the confidentiality of our confidential and proprietary information. There can be no assurance, however, that:

•	current or future U.S. or foreign patent applications will be approved in a timely manner or at all;

•	our issued patents will protect our intellectual property and not be challenged by third parties;

•	we will develop patentable intellectual property;

•	the validity of our patents will be upheld;

•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

Although we have attempted to obtain patent coverage for our technology where available and appropriate, there are aspects of the technology for which patent coverage was never sought or never received. There are also countries in which we sell or intend to sell the Hi-Art system, but have no patents or pending patent applications. Our ability to prevent others from making or selling duplicate or similar technologies will be impaired in those countries in which we have no patent protection. We also may not be able to protect our patent rights effectively in some foreign countries.

Our failure to protect the intellectual property we create would cause our business to suffer.

In addition to patents, we rely on a combination of copyright, trade secret and other laws, and contractual restrictions on disclosure, copying and transferring title, including confidentiality agreements with vendors, strategic partners, co-developers, employees, consultants and other third parties, to protect our proprietary rights. We cannot be certain that these contracts have not and will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by competitors. We cannot be certain that the steps we have taken to protect our proprietary information will be sufficient to safeguard the technology underlying the Hi-Art system.

We may initiate lawsuits to protect or enforce our patents or other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights.

There may be companies that are currently marketing or may, in the future, market products that compete with the Hi-Art system in a direct challenge to our intellectual property position. In such cases, we may initiate litigation in order to stop them. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time consuming and could divert our management’s attention from our core business. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us.

In addition, we may become involved in litigation to protect our trademark rights associated with our company name or the names used with the Hi-Art system. Third parties may assert that our company name and names used with the Hi-Art system infringe rights held by others or are ineligible for proprietary protection. If we have to change the name of our company or the Hi-Art system, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

We may become subject to costly intellectual property litigation, which could affect our future business and financial performance.

The medical device industry has been characterized by frequent intellectual property litigation. In particular, the field of radiation therapy for cancer is well established and crowded with the intellectual property of competitors and others. A number of companies in our market, as well as universities and research institutions, have issued patents and have filed patent applications that relate to the use of radiation therapy to treat cancer. We have not conducted an extensive search of patents pending or issued to third parties, and no assurance can be given that third party patents containing claims covering the Hi-Art system, technology or methods do not exist, have not been filed or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas or fields, our competitors or other third parties may assert that the Hi-Art system and the methods we employ in the use of our product are covered by United States or foreign patents held by them. As the number of competitors in the market for less invasive cancer treatment alternatives grows, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the medical device industry, we employ individuals who were previously employed at other medical equipment or biotechnology companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Regulatory Matters

Modifications, upgrades and future products related to the Hi-Art system or new indications may require new FDA premarket approvals or 510(k) clearances, and such modifications, or any defects in design or manufacture may require us to recall or cease marketing the Hi-Art system until approvals or clearances are obtained.

The Hi-Art system is a medical device that is subject to extensive regulation in the United States by the federal government, including by the FDA and foreign counterparts to the same. Before a new medical device, or a new use of or claim for an existing medical device, can be marketed in the United States, it must first receive either premarket approval or 510(k) clearance from the FDA, unless an exemption exists. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to twelve months, but can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. Despite the time, effort and cost, there can be no assurance that any particular device will be approved or cleared by the FDA through either the premarket approval process or 510(k) clearance process. We have obtained 510(k) clearance from the FDA to market the Hi-Art system for the treatment of tumors or other targeted tissues anywhere in the body where radiation therapy is indicated. An element of our strategy is to continue to upgrade the Hi-Art system to incorporate new software and hardware enhancements that may require the approval of or clearance from the FDA or its foreign counterparts. Certain upgrades previously released by us required 510(k) clearance before we were able to offer them for sale. We expect that certain of our future upgrades to the Hi-Art system will also require 510(k) clearance; however, future upgrades may be subject to the substantially more time-consuming and uncertain premarket approval process.

The FDA requires device manufacturers to determine whether or not a modification requires an approval or clearance. Any modification to an FDA approved or cleared device that would significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new premarket approval or 510(k) clearance. We have made modifications to the Hi-Art system in the past and may make additional modifications in the future that we believe do not or will not require additional approvals or clearances. If the FDA disagrees and requires us to obtain additional premarket approvals or 510(k) clearances for any modifications to the Hi-Art system and we fail to obtain such approvals or clearances or fail to secure approvals or clearances in a timely manner, we may be required to cease manufacturing and marketing the modified device or to recall modified devices until we obtain FDA approval or clearance. In addition, we may be subject to significant regulatory fines or penalties.

The FDA and its foreign counterparts regulate virtually all aspects of a medical device’s design, development, testing, manufacturing, labeling, storage, record keeping, reporting, sale, promotion, distribution and shipping. Medical devices may be marketed only for those indications for which they are approved or cleared. The FDA and its foreign counterparts also may change these policies, adopt additional regulations, or revise existing regulations, each of which could prevent or delay premarket approval or 510(k) clearance of our device, or could impact our ability to market our currently cleared device.

The Hi-Art system is subject to recalls even after receiving FDA clearance or approval, which would harm our reputation, business and financial results.

We are subject to the medical device reporting regulations, which require us to report to the FDA if the Hi-Art system causes or contributes to a death or serious injury, or malfunctions in a way that would likely cause or contribute to a death or serious injury. The FDA and similar governmental bodies in other countries have the authority to require the recall of the Hi-Art system if we fail to comply with relevant regulations pertaining to manufacturing practices, labeling, advertising or promotional activities, or if new information is obtained concerning the safety or efficacy of the Hi-Art system. A government-mandated or voluntary recall by us could occur as a result of manufacturing defects, labeling deficiencies, packaging defects or other failures to comply with applicable regulations. Any recall would divert management attention and financial resources and could harm our reputation with customers. A recall involving the Hi-Art system could be particularly harmful to our business, financial condition and results of operations because it is currently our only product.

If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country, we will not be able to market and sell the Hi-Art system in that country.

To be able to market and sell the Hi-Art system in a specific country, we or our distributors must comply with the regulations of that country. While the regulations of some countries do not impose barriers to marketing and selling the Hi-Art system or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals in each country in which we plan to market the Hi-Art system. If we modify the Hi-Art system, we or our distributors may need to apply for additional regulatory approvals before we are permitted to sell it. We may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country, we will no longer be able to sell the Hi-Art system in that country, and our ability to generate revenue will be materially adversely affected.

We must manufacture the Hi-Art system in accordance with federal and state regulations and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations.

We are required to comply with the FDA’s quality system regulations, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of the Hi-Art system. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality requirements. The FDA enforces the Quality System Regulation through periodic inspections. Our quality system has passed several third-party audits, but has not yet been inspected by the FDA. The Hi-Art system is also subject to similar state regulations and various worldwide laws and regulations. If in the future we fail a Quality System Regulation inspection, our operations could be disrupted and our manufacturing operations delayed. Failure to take adequate corrective action in response to a Quality System Regulation inspection could force a shutdown of our manufacturing operations and a recall of the Hi-Art system. If any of these events occurs, our reputation could be harmed, and we could lose customers and suffer reduced revenue and increased costs.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of federal and state laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. Although we are not a covered entity under HIPAA, we have entered into agreements with certain covered entities in which we are considered to be a “business associate” under HIPAA. As a business associate, we are required to implement policies, procedures and reasonable and appropriate security measures to protect individually identifiable health information we receive from covered entities. Our failure to protect health information received from customers could subject us to liability and adverse publicity, and could harm our business and impair our ability to attract new customers.

In addition, if the firewall software protecting the information contained in the Hi-Art system’s database fails or someone is successful in hacking into the database, we could face damage to our business reputation and possible litigation and regulatory action. Certain governmental agencies, such as the U.S. Department of Health and Human Services and the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. We are also subject to the laws of those foreign jurisdictions in which we sell the Hi-Art system, some of which currently have more protective privacy laws. If we fail to comply with applicable regulations in this area, our business and prospects could be harmed.

We are subject to federal and state laws prohibiting “kickbacks” and false or fraudulent claims, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

A federal law commonly referred to as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs, such as Medicare and Medicaid.

These laws constrain our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of medical devices. We have a variety of arrangements with our customers that could implicate these laws. For example, we provide research grants to some of our customers to support customer studies related to protocols in using the Hi-Art system. Due to the breadth of some of these laws, and the range of interpretations to which they are subject to, it is possible that some of our current or future practices might be challenged under one or more of these laws. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. While we do not give our customers advice on coding or billing procedures performed using the Hi-Art system, we may inadvertently or informally provide billing or code information in response to customer inquiries regarding reimbursement for procedures. We cannot provide any assurance that the government will not view our inadvertent or informal statements regarding billing or coding to be advice, in which case we could be liable for providing erroneous advice. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance, which can be substantial. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to, and thus could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock and This Offering

Our common stock has not been publicly traded and we expect that the price of our common stock will fluctuate substantially.

Prior to this offering, there has been no public market for shares of our common stock. An active public trading market may not develop following completion of this offering or, if developed, may not be sustained. The price of the shares of common stock sold in this offering will be determined by negotiation between the underwriters and us. This price will not necessarily reflect the market price of our common stock following this offering. The market price of our common stock following this offering will be affected by a number of factors, including:

•	fluctuations in quarterly revenue and net income;

•	regulatory developments related to the manufacturing, marketing or sale of the Hi-Art system;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analyst that elects to follow our common stock;

•	sales of large blocks of our common stock; and

•	changes in accounting principles or changes in interpretations of existing principles, which could affect our financial results.

Share price fluctuations may be exaggerated if the trading volume of our common stock is too low. The lack of a trading market may result in the loss of research coverage by securities analysts. Moreover, we cannot provide any assurance that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our common stock would likely decline. Securities class action litigation has often been brought against companies following periods of volatility. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

Sales of a substantial number of shares of our common stock in the market by our existing shareholders, or the perception that such sales could occur, could result in a decline in our stock price.

Upon completion of this offering, we will have          shares outstanding. The          shares of our common stock we are selling in this offering will be freely tradable without restriction immediately following this offering. Our directors and officers, and the holders of approximately     % our outstanding shares, have signed lock-up agreements for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion and without notice, release all or any portion of the shares subject to lock-up agreements. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares or other securities. The following chart shows when we expect that the remaining           shares that are not being sold in this offering will be available for resale in the public markets.

Number of Shares/
Percentage of Total
Outstanding	Date of Availability for Resale into the Public Market

/ %	Upon the effectiveness of this prospectus.
/ %	Up to and including 180 days after the date of this prospectus of which , or %, are subject to volume limitations under Rule 144.
/ %	More than 180 days after the date of this prospectus.

In addition, upon completion of this offering, subject to certain conditions, holders of an aggregate of approximately           shares of common stock will have the right to require us to file registration statements relating to their shares or to include their shares in registration statements that we may file for ourselves or other shareholders with the Securities and Exchange Commission, or SEC. We also intend to register approximately           shares of our common stock that are authorized for issuance under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting” section of this prospectus and the restrictions imposed on our affiliates under Rule 144.

Our executive officers, directors and current and principal shareholders own approximately     % of our outstanding common stock and could limit new shareholders’ influence on corporate decisions or could delay or prevent a change in corporate control.

Following the closing of this offering, the largest beneficial owners of our shares, Venture Investors, Avalon Technology and Endeavors Group, each of which currently beneficially owns more than 10.0% of our outstanding shares, will beneficially own in the aggregate     % of our shares, or     % if the underwriters exercise their overallotment option. As a result, these shareholders, if acting together, could exercise significant influence over the outcome of all matters submitted to our shareholders for approval. This concentration of ownership could have the effect of:

•	delaying, deferring or preventing a change in control of our company;

•	entrenching our management and/or board;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

This concentration of ownership may also adversely affect our share price.

You will experience immediate and substantial dilution in the net tangible book value of the shares of our common stock you purchase in this offering.

The initial public offering price of our common stock is expected to exceed substantially the net tangible book value per share of our common stock immediately after this offering. Therefore, based on the midpoint of the range set forth on the cover of this prospectus of $      per share, if you purchase our common stock in this offering, you will suffer immediate dilution of $      per share or $     if the underwriters exercise their option to purchase additional shares of our common stock. As a result of this dilution, investors purchasing      shares from us will have contributed     % of the total amount of our total funding to date but will only own     % of our equity. If outstanding options and warrants to purchase our shares are exercised in the future, you will experience additional dilution.

We have broad discretion in the use of the net proceeds from this offering and may not obtain a favorable return on the use of these proceeds.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the net proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds we receive from this offering in ways that our shareholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds we receive from this offering in a manner that does not produce income or that loses value.

We do not anticipate paying cash dividends on our common stock in the future.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payments of dividends present in our current and future debt agreements, and other factors our board of directors may deem relevant. We are subject to a covenant under our line of credit agreement that places restrictions on our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

Anti-takeover provisions included in our amended and restated articles of incorporation and bylaws could delay or prevent a change of control of our company, which could adversely impact the value of our common stock and may prevent or frustrate attempts by our shareholders to replace or remove our current management.

Our amended and restated articles of incorporation and amended and restated bylaws, which are to become effective at the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our shareholders might consider favorable. These provisions include the following:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on shareholder action through less than unanimous written consent;

•	a requirement that special meetings of shareholders be called only by a majority of our board of directors or our Chief Executive Officer upon demand of the holders of record of shares representing ten percent or as otherwise required by law;

•	advance notice requirements for shareholder proposals and nominations;

•	our bylaws may be amended by approval of either our shareholders or our board of directors, but no bylaw adopted by the shareholders may be amended by our board of directors, if the bylaw adopted by the shareholders so provides; and

•	the authority of the board of directors to issue preferred stock on terms determined by the board of directors without shareholder approval.

In addition, a change of control of our company may be discouraged, delayed or prevented by Sections 180.1140 to 180.1144 of the Wisconsin Business Corporations Law. These provisions generally restrict a broad range of business combinations between a Wisconsin corporation and a shareholder owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated articles of incorporation, amended and restated bylaws and Wisconsin law could make it more difficult for shareholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including to delay or impede a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include, but are not limited to:

•	statements regarding the adoption of IGRT and adaptive radiation therapy as the standard treatment technique for treatment of most cancer patients;

•	statements regarding the anticipated change in clinician perception as to the appropriateness of using the Hi-Art system to treat certain tumors;

•	statements regarding planned technological advancements and expanded capabilities of the Hi-Art system;

•	statements regarding the increase in the number of sales, marketing and support personnel we expect to employ;

•	statements as to our ability to meet our anticipated cash needs for working capital and capital expenditure based on our current business plan;

•	statements regarding the lack of need for additional FDA approvals or clearances for modifications to the Hi-Art system;

•	statements as to the increasing global demand for advanced medical treatments; and

•	our intended uses of the proceeds from this offering.

These statements may be found primarily in the sections of this prospectus entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in this prospectus generally, including the section of this prospectus entitled “Business — Overview” and “Business — Market Overview,” which contain information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus.

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not apply to the forward-looking statements that are made in this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $      million from the sale of common stock offered in this offering, assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed public offering price of $      per share would increase or decrease the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to finance expanding our selling and marketing efforts, increasing our research and development programs, expanding our international service and support group, and for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies, although we currently do not have any acquisitions or investments planned.

We will have broad discretion in the way that we use the net proceeds of this offering. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenue.

Pending the application of the net proceeds of the offering as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

We will not receive any of the proceeds from the sale of shares by the selling shareholders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to finance our research and development efforts, the development of our proprietary technologies and the expansion of our business and do not intend to declare or pay dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, growth plans, legal and contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006:

•	on an actual basis; and

•	on a pro forma basis to give effect to: (1) the automatic conversion upon the closing of this offering of all of our shares of preferred stock outstanding as of December 31, 2006 on a one-for-one basis into shares of common stock and (2) the issuance of 947,552 shares of common stock issuable for no consideration pursuant to the Series A Investment Agreement; and

•	on a pro forma as adjusted basis to give effect to: (1) the automatic conversion upon the closing of this offering of all of our shares of preferred stock outstanding as of December 31, 2006 on a one-for-one basis into shares of common stock; (2) the issuance of 947,552 shares of common stock issuable for no consideration pursuant to the Series A Investment Agreement; and (3) the receipt of estimated net proceeds of $ million from our sale of shares of common stock in this offering at an assumed public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus), less the underwriting discount and estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements and the related notes, “Use of Proceeds”, “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of December 31, 2006
			Pro forma as
	Actual	Pro forma	adjusted
	(in thousands)

Temporary equity:
Redeemable convertible preferred stock, $1 par value: 18,887,425 shares authorized, actual and zero shares authorized, pro forma and pro forma as adjusted; 18,545,029 shares issued and outstanding, actual and zero shares issued and outstanding pro forma and pro forma as adjusted	$212,663	$—	$
Shareholders’ equity (deficit):
Common stock, $0.01 par value: 35,065,549 shares authorized actual and pro forma; and shares authorized, pro forma as adjusted; 6,811,995 shares issued and outstanding, actual; 26,304,576 shares issued and outstanding pro forma; and shares issued and outstanding pro forma, as adjusted	68	263
Additional paid-in capital	1,796	214,264
Treasury stock, 1,200 shares at cost	—	—
Accumulated deficit	(185,981)	(185,981)

Total shareholders’ equity (deficit)	(184,117)	28,546

Total capitalization	$28,546	$28,546	$

The preceding table excludes as of December 31, 2006:

•	8,418,529 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 6,732,298 shares of common stock at a weighted average exercise price of $4.49 per share have been granted; and

•	342,396 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.58 per share.

DILUTION

If you invest in our common stock, your interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. The pro forma net tangible book value of our common stock as of December 31, 2006 was $28.1 million or $1.07 per share of common stock outstanding. Net tangible book value per share represents the amount of all total tangible assets minus our total liabilities, divided by shares of common stock outstanding at that date. Tangible assets represent total assets excluding goodwill and other intangible assets. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

Our pro forma net tangible book value as of December 31, 2006 would have been $28.1 million, or approximately $1.07 per share after giving effect to:

•	the conversion of all of our shares of preferred stock on a one-for-one basis into shares of common stock; and

•	the issuance of 947,552 shares of common stock issuable for no consideration to certain holders of our Series A preferred stock, including certain members of our management and entities affiliated with our directors, pursuant to the Series A Investment Agreement;

Our pro forma as adjusted net tangible book value as of December 31, 2006 would have been $      million, or approximately $      per share after giving effect to the conversion of all of our shares of preferred stock on a one-for-one basis into shares of common stock and the sale by us of           shares in this offering at the assumed initial public offering price of $      per share, the midpoint of the estimated initial public offering price range, and the receipt by us of the estimated net proceeds of $      million, after deducting the underwriting discount and estimated offering expenses payable by us.

This represents an immediate increase in pro forma consolidated net tangible book value of $      per share of common stock to existing shareholders and immediate dilution of $      per share of common stock to new investors purchasing shares in this offering. Dilution per share represents the difference between the price per share to be paid by new investors for the shares sold in this offering and the pro forma consolidated net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma consolidated net tangible book value per share as of December 31, 2006	$1.07
Increase in pro forma consolidated net tangible book value per share attributable to new investors in this offering

Pro forma consolidated net tangible book value per share after this offering		$

Dilution per share to new investors		$

The following table presents the differences between the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing shares in this offering, before deducting the estimated underwriting discounts and estimated offering expenses payable by us:

	Shares of Common Stock Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing shareholders			%	$		%	$
New investors

Total		100%		$	100%

The preceding table excludes as of December 31, 2006:

•	8,418,529 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 6,732,298 shares of common stock at a weighted average exercise price of $4.49 per share have been granted; and

•	342,396 shares issuable upon the exercise of outstanding warrants with a weighted average exercise price of $1.58 per share.

The number of shares of common stock outstanding in the table on the previous page is based on the pro forma number of shares outstanding as of December 31, 2006 and assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be reduced by           shares or  % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to           shares or  % of the total number of shares of common stock to be outstanding after this offering.

The following table presents, on a pro forma basis as of December 31, 2006, after giving effect to the issuance of 947,552 shares of common stock issuable to pursuant to the Series A Investment Agreement (see “Transactions with Related Parties, Promoters and Control Persons — Issuance of Contingent Common Stock”), the exercise of all vested stock options and warrants outstanding as of December 31, 2006, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing shareholders and by investors participating in this offering at an assumed initial public offering price of $      per share, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares of Common Stock Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing shareholders			%			%	$
New Investors

Total		100%		$	100%

The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of December 31, 2006, and assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing shareholders will be reduced by           shares or     % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to           shares or     % of the total number of shares of common stock to be outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements which are not included in this prospectus.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, other than share and per share data)

Consolidated statements of operations data:
Revenue	$—	$11,778	$45,460	$75,754	$156,102
Cost of revenue	—	9,158	28,078	50,047	102,653

Gross profit	—	2,620	17,382	25,707	53,449

Operating expenses:
Research and development	8,723	5,530	6,492	11,372	21,397
Selling, general and administrative	4,125	4,856	7,827	14,197	23,119

Total operating expenses	12,848	10,386	14,319	25,569	44,516

Income (loss) from operations	(12,848)	(7,766)	3,063	138	8,933
Other income (expense), net	9	(399)	(31)	179	(1,202)

Income (loss) before income tax and cumulative effect of change in accounting principle	(12,839)	(8,165)	3,032	317	7,731
Income tax expense (benefit)	—	—	151	78	(7,184)

Income (loss) before cumulative effect of change in accounting principle	(12,839)	(8,165)	2,881	239	14,915
Cumulative effect of change in accounting principle(1)	—	—	—	—	(2,140)

Net income (loss)	(12,839)	(8,165)	2,881	239	12,775
Accretion of redeemable convertible preferred stock(2)	(155)	(11,421)	(41,960)	(68,075)	(46,253)

Net loss attributable to common shareholders	$(12,994)	$(19,586)	$(39,079)	$(67,836)	$(33,478)

Basic and diluted net loss per share attributable to common shareholders	$(2.71)	$(3.94)	$(7.35)	$(11.54)	$(5.14)

Weighted average common shares used in computing basic and diluted net loss per share attributable to common shareholders	4,799,996	4,975,220	5,319,286	5,879,139	6,511,669

Pro forma basic net income per share(3)					$0.49

Pro forma diluted net income per share(3)					$0.43

Pro forma weighted average number of shares used in computing basic net income per share(3)					26,004,250

Pro forma weighted average number of shares used in computing diluted net income per share(3)					29,507,636

(1)	Represents impact of the adoption of Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). Pursuant to FSP 150-5, we are required to classify our outstanding warrants to purchase preferred stock as liabilities on our balance sheet and record adjustments to their fair value in our statements of operations at the end of each reporting period. For the year ended December 31, 2006, the impact of the change in accounting principle was to decrease net income by $3.0 million, consisting of a $2.1 million cumulative effect adjustment for the change in accounting principle as of January 1, 2006, when the Company adopted FSP 150-5, and $0.9 million of expense that was recorded in other income (expense), net to reflect the increase in fair value between January 1, 2006 and December 31, 2006. The warrants will be subject to revaluation at each balance sheet date and any change in fair value will be recognized as a component of other income (expense), net, until the exercise of the warrants.

(2)	Accretion of redeemable convertible preferred stock represents the impact attributable to the increase in the fair market value of such shares. The holders of Series A, B, C and D preferred stock have the option to put their shares back to us at the greater of the original purchase price plus accrued dividends, or the current fair market value of the shares. The holders of Series E preferred stock have the option to put their shares back to us at the original purchase price plus accrued dividends. The put option and the related accretion of the preferred shares will terminate upon the closing of this offering.

(3)	Pro forma net income per share gives effect to the conversion upon the closing of this offering of all of our issued and outstanding shares of preferred stock on a one-for-one basis into shares of common stock. See Note A to our consolidated financial statements for an explanation of the number of shares used in computing per share data.

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$2,474	$7,524	$1,950	$30,396	$20,137
Inventories	3,791	8,179	15,740	28,283	40,026
Working capital (deficit)	(3,065)	(10,973)	(4,187)	7,792	7,446
Total assets	9,428	20,796	29,069	82,303	109,314
Deferred revenue and customer deposits	9,010	21,566	16,133	49,281	43,307
Redeemable convertible preferred stock	24,176	35,597	84,234	166,402	212,663
Total shareholders’ deficit	(25,488)	(44,704)	(83,720)	(151,406)	(184,117)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors” and “Information Regarding Forward-looking Statements.”

Overview

We have developed, manufacture and sell the Hi-Art system, one of the most advanced and versatile radiation therapy systems commercially available for the treatment of a wide variety of cancers. The Hi-Art system precisely delivers radiation with sub-millimeter accuracy to kill cancer cells while reducing radiation exposure to surrounding healthy tissue, which we believe can lead to improved patient outcomes.

We obtained 510(k) clearance from the FDA to market the Hi-Art system in January 2002. We installed the first Hi-Art system and the first patient was treated in 2003. Since receiving the initial clearance to market the Hi-Art system in the United States, we have expanded our regulatory clearances to include Canada (2003), Japan (2004) and the European Union (2005). We have also received marketing clearance in Australia, Singapore, South Korea and Taiwan. During 2003 and 2004, we focused our sales and marketing efforts primarily in North America. Beginning in 2005, we expanded our sales and marketing efforts to include markets in Western Europe and Asia. In April 2006, we opened a European office in Brussels, Belgium, which includes sales, service and call center operations. We also expanded our Asian distributor network, adding distributors in India and China. We now have six distributors in Asia. In July 2006, we expanded our manufacturing operations into a 64,000 square foot facility in Madison, Wisconsin.

We market the Hi-Art system to hospitals and cancer treatment centers in North America, Europe and Asia and offer, either directly or through distributors, customer support services in each region. The North American, European and Asian markets accounted for 57%, 22% and 21%, respectively, of our revenue for the year ended December 31, 2006. As of December 31, 2006, we had installed 108 systems at customer sites, consisting of 78 in North America, 16 in Asia and 14 in Europe. As of December 31, 2006, we had a total of 49 employees and 13 distributor or agent organizations in our worldwide sales and marketing group.

Since commercial introduction of the Hi-Art system in 2003, we have experienced rapid revenue growth and have invested significantly in our manufacturing and service and support infrastructure. Our revenue was $45.5 million in 2004, $75.8 million in 2005 and $156.1 million in 2006. We had net income of $3.0 million in 2004, $0.2 million in 2005 and $8.1 million in 2006 (excluding a $7.8 million benefit from deferred income taxes and an expense of $3.0 million reflecting the fair value of outstanding warrants). As of December 31, 2006, we had a backlog of $164 million, the significant majority of which we expect to deliver in 2007. We define backlog as the total contractual value of all firm orders received for the Hi-Art system and optional related products. Such orders must be evidenced by a signed quotation or purchase order from the customer, including the required down payment, if any.

Financial Operations

Revenue

Almost all of our revenue is generated from sales of the Hi-Art system. We negotiate the actual purchase price with each customer and historically, the purchase price has varied significantly. Generally, our international pricing has been higher than our domestic pricing.

We recognize revenue from the sale of the Hi-Art system when:

•	there is persuasive evidence that an arrangement exists;

•	the price is fixed or determinable;

•	the title and risk of loss have been transferred to the customer, as evidenced by the customer’s signature on our acceptance test procedure document; and

•	collection is reasonably assured.

Our sales price includes a warranty covering replacement components and service for a one-year period. We record a reserve to cost of revenue at the time of revenue recognition for the expected cost of warranty claims based on our historical experience.

The balance of our revenue is generated from post-warranty service contracts and options purchased by our end customers. Our post-warranty service contracts may be purchased with one-year or multiple-year terms, giving our customers the option to contract for the level of equipment support they require. Currently, our most popular service plan is our Total TLC Service Package, or Total TLC, which is a comprehensive care package providing complete system coverage. Under Total TLC, we provide customers with full spare parts coverage, including installation service by a TomoTherapy field service engineer and full planned maintenance. We recognize service contract revenue ratably over the term of the contract. We recognize optional equipment and software revenue upon shipment to the customer. For arrangements with multiple elements, we recognize revenue for each element based on fair value of the element provided when all other criteria for revenue recognition have been met. The fair value for each element provided in multiple element arrangements is determined by referencing historical pricing policies applicable when the element is sold separately. See “Critical Accounting Policies and Estimates — Revenue Recognition.”

Customer concentration.  In the years ended December 31, 2005 and 2006, no single customer accounted for more than 10% of our revenue in each period.

Geographic breakdown.  The following table sets forth the geographic breakdown of our revenue for the periods indicated:

	Year Ended December 31,
	2004	2005	2006

North America	94%	78%	57%
Europe	6	7	22
Asia (excluding Japan)	—	7	11
Japan	—	8	10

Total	100%	100%	100%

Distributor sales.  In certain Asian countries, we sell the Hi-Art system through distributors, who, in turn, sell the system directly to end customers. Our standard distributor agreement requires us to assist the distributor with the initial four installations of Hi-Art systems within that distributor’s region. Following these first four installations, the distributor is obligated to perform all post-shipment services required under the purchase agreement, including installation, testing, training and post-installation warranty service. Distributors do not have a contractual right of return if the sale to an end customer is not completed. We have developed a certification procedure to ensure distributors can fulfill these obligations, which includes an evaluation of the distributor’s financial stability. Upon completion of our certification program, the certified distributor is deemed by us to be qualified to install and service the Hi-Art system and our personnel are no longer involved in the installation or acceptance test procedures. During the fourth quarter of 2006, our Japanese distributor, Hi-Art, Ltd., became the first distributor to achieve certification. Prior to a distributor achieving certification, we recognize revenue upon receipt of the signed acceptance procedure document from the end-customer. After certification, we recognize revenue upon shipment to the distributor.

Sales agents.  In Europe, we use sales agents to identify potential end customers and assist our sales and marketing personnel with negotiations and closing sales of the Hi-Art system to end customers. Our standard sales agent agreement provides for payment of our sales agents on a commission basis.

Cost of revenue

Cost of revenue consists of material, labor and overhead costs incurred in the manufacture of the Hi-Art system. It also includes the cost of shipping the system to the customer site, installation costs, a warranty accrual and a royalty payment to WARF. A significant component of cost of revenue is the customer support and service infrastructure required to service and repair the equipment during the warranty period and thereafter, when covered by a service contract. The cost of replacement parts makes up a significant portion of repair costs.

In future periods, we expect our cost of revenue to decrease as a percentage of total revenue due to improved absorption of manufacturing overhead costs and reduced material costs associated with increased volumes. We also plan to introduce several component design changes that should result in lower costs and higher reliability than our current components.

Most of our existing service contracts currently have negative gross profit margins. We recorded a reserve for the estimated losses on these service contracts. We expect to narrow these negative margins and begin to generate positive margins over time by increasing the price for our annual service contracts and leveraging our fixed service infrastructure costs over a larger installed base. We also expect a decline in our service costs due to improved training of our field service engineers combined with a larger number of systems in each engineer’s territory. Finally, we believe that the introduction of several component design changes should also improve system performance which should in turn reduce our costs.

Research and development expenses

Research and development expenses consist primarily of salary and benefits for research and development personnel. Research and development also includes expenses associated with product design and development, customer research collaborations and third parties who furnish services related to these activities.

We expect research and development expenses will continue to increase in absolute terms in the next 12 months as we increase the total number of employees performing research and development activities.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of salary and benefits for executive management, sales, marketing and other corporate functions. Also included in these expenses are travel, sales commissions, promotional and marketing materials and expenses related to accounting, legal, tax and other consulting fees. We expect selling, general and administrative expenses will continue to increase in the next 12 months both in absolute dollars and as a percentage of revenue as we hire the staff necessary to meet the reporting requirements of a public company, increase the total number of employees and incur additional costs related to the overall growth of our business.

Other income (expense), net

Other income is primarily interest income earned on our cash and cash equivalents. Other expense is primarily the expense related to the increase in fair value of the convertible preferred stock warrant liability beginning January 1, 2006, banking fees related to standby letters of credit required to support some of our international orders and interest expense on borrowings. This category also includes foreign currency gain and losses on customer deposits made on sales contracts denominated in Euros. We currently do not hedge these foreign currency contracts.

Key Factors Affecting our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including the following:

Extended sales cycle and fluctuations.  The Hi-Art system has a lengthy sales cycle, with the time from initial customer contact to execution of a purchase order generally lasting up to one year or more. Following execution of a contract, it may take several months for a customer to renovate a facility to house the Hi-Art system and between nine and twelve months for new bunker construction. Upon delivery of the Hi-Art system, it generally takes three to four weeks to complete the installation and testing of the system, including the completion of acceptance test procedures with the customer. With the exception of our Japanese distributor, we recognize revenue from the sale of the Hi-Art system upon receipt of a signed acceptance test procedure document from the customer. We recognize sales of the Hi-Art system upon shipment to our Japanese distributor pursuant to our distributor certification program. Due to the high unit price of the Hi-Art system and the relatively small number of units installed each quarter, each installation represents a significant component of our revenue for a particular period. Therefore, if a small number of customers defer installation of the Hi-Art system for even a short time, recognition of a significant amount of revenue may be deferred to a subsequent period. As a result of these factors, our revenue could fluctuate significantly from period to period and may not represent an accurate measure of the overall performance of our business. We believe that our quarterly results of operations should be viewed in light of our backlog of orders, which provides a better measure at any particular point in time of the long-term performance prospects of our business.

Customer mix and gross margins.  Our mix of customers impacts our average selling prices and our gross margins:

•	Sales outside of the United States accounted for 22% of our revenue in 2005 and 43% of our revenue in 2006. Increased sales of the Hi-Art system outside of the United States have tended to impact our gross margins favorably due to higher average selling prices in these markets. We intend to continue to expand our international selling efforts although we cannot be certain that favorable pricing trends will continue.

•	To date, the majority of our sales have been to university research centers, hospitals and cancer treatment centers that are early adopters of new technologies and that tend to replace equipment regularly in order to upgrade their treatment capabilities. Our sales strategy includes increasing sales to community hospitals and smaller treatment centers, which have traditionally been slower in their adoption of new technologies primarily due to cost-based purchasing decisions. Our efforts to penetrate this market may require us to lower the price of the Hi-Art system. Similarly, we may be required to lower the price of the Hi-Art system in order to sell to national chains or large volume purchasers.

•	Our ability to demonstrate the clinical benefits of the Hi-Art system compared to competing systems is likely to be a factor in our ability to maintain the selling price of the Hi-Art system. We may need to demonstrate increased clinical benefits and offer additional features in order to compete favorably with our competitors in the medium to long term.

Component supply and cost.  Our cost of revenue as a percentage of total revenue was 61.8% for 2004, 66.1% for 2005 and 65.8% for 2006. Our gross margins have been impacted by higher component costs and higher failure rates than we originally anticipated, resulting in increased warranty expense and negative profit margins on many service contracts. We believe that these higher component costs and failure rates resulted both from smaller initial production volumes and from our reliance on sole-source suppliers for a number of key components. We are investing in developing alternate components and in implementing enhancements to increase the performance of components currently used in the Hi-Art system. We will also seek to identify lower priced components of comparable and improved performance and quality, as well as make engineering improvements to the Hi-Art system in order to reduce costs. We believe that achieving these goals should result in improved gross margins in the long term.

Operating expenses.  We have significantly expanded our total number of employees over the last three years from 171 at December 31, 2004, to 327 as of December 31, 2005, and to 492 as of December 31, 2006, due primarily to expansion of our research and development, service and support and sales and marketing capabilities. Our operating expenses are relatively fixed, consisting primarily of salaries, benefits and related overhead. Accordingly, we cannot generally make significant adjustments in response to short-term fluctuations in quarterly revenue. We also expect that our operating expenses will increase in absolute terms, but decrease as a percentage of our total revenue as we leverage our existing infrastructure.

Results of Operations

The following table sets forth our statements of operations as a percentage of revenue for the periods indicated:

	Year Ended December 31,
	2004	2005	2006

Revenue	100.0%	100.0%	100.0%
Cost of revenue	61.8	66.1	65.8

Gross profit	38.2	33.9	34.2

Operating expenses:
Research and development	14.3	15.0	13.7
Selling, general and administrative	17.2	18.7	14.8

Total operating expenses	31.5	33.7	28.5

Income from operations	6.7	0.2	5.7
Other income (expense), net	—	0.2	(0.7)

Income before income tax	6.7	0.4	5.0
Income tax expense (benefit)	0.4	0.1	(4.6)

Income before cumulative effect of change in accounting principle and accretion of redeemable convertible preferred stock	6.3%	0.3%	9.6%

The results for the year ended December 31, 2006 include an income tax benefit of $7.8 million resulting from the reversal of a significant portion our deferred tax asset valuation allowance.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2006

Revenue

Revenue increased from $75.8 million for the year ended December 31, 2005 to $156.1 million for the year ended December 31, 2006, an increase of $80.3 million or 106.1%. This increase resulted primarily from an increase in the number of Hi-Art systems accepted. We received acceptances on 89% more systems during the year ended December 31, 2006, than were received during the year ended December 31, 2005. In addition, the average selling price per system increased by approximately 5% due primarily to our international expansion. During the year ended December 31, 2005, 78% of our revenue was generated in North America compared to 57% during the year ended December 31, 2006, as we expanded our presence in international markets.

Service revenue increased from $1.8 million for the year ended December 31, 2005 to $6.7 million for the year ended December 31, 2006, as more systems reached the end of their warranty period and customers elected to enter into service contracts with us.

Cost of revenue

Cost of revenue increased from $50.0 million for the year ended December 31, 2005 to $102.7 million for the year ended December 31, 2006, an increase of $52.6 million or 105.1%. We primarily attribute the increase to the number of systems accepted and the growth in our service infrastructure. Gross margins were 33.9% and 34.2% for the years ended December 31, 2005 and 2006, respectively. The increase in gross margins was due to our higher sales volume which resulted in improved absorption of manufacturing overhead costs. This increase was partially offset by higher service costs due to our continued investment in building service infrastructure and negative margins on service contract revenue.

Research and development expenses

Research and development expenses increased from $11.4 million for the year ended December 31, 2005 to $21.4 million for the year ended December 31, 2006, an increase of $10.0 million or 88.2%. The increase was primarily attributable to $6.1 million in additional employee costs due to an increase in the total number of employees engaged in research and development activities from 90 at December 31, 2005 to 139 at December 31, 2006, as we accelerated the work on future product initiatives. We also incurred an additional $3.0 million in external consulting expenses for development projects in 2006. As a percentage of revenue, total research and development expenses were 15.0% and 13.7% for the years ended December 31, 2005 and 2006, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses increased from $14.2 million for the year ended December 31, 2005 to $23.1 million for the year ended December 31, 2006, an increase of $8.9 million or 62.8%. The increase was primarily due to an increase of $4.4 million in employee costs as the total number of employees engaged in selling, general and administrative activities increased from 74 at December 31, 2005 to 111 at December 31, 2006, due to the expansion of our business. In addition, we incurred a $1.5 million increase in commissions as a result of the increased sales and slightly higher commission rates, and an additional $1.2 million expense for accounting, tax and legal services. We also incurred a $0.7 million increase in travel-related expenses due to the increase in size and geographical spread of our infrastructure. As a percentage of revenue, total selling, general and administrative expenses were 18.7% and 14.8% for the years ended December 31, 2005 and 2006, respectively.

Other income (expense), net

We had other income of $0.2 million for the year ended December 31, 2005, and other expense of $1.2 million for the year ended December 31, 2006, a change of $1.4 million. The primary reason for this change was an expense of $0.9 million for the increase in fair value of the convertible preferred stock warrants. We also incurred foreign currency losses on customer deposits made on sales contracts denominated in Euros, which was largely offset by higher revenue on those orders. We have not hedged these foreign currency contracts.

Income tax expense (benefit)

Income tax expense changed from a provision of $0.1 million for the year ended December 31, 2005 to a $7.2 million benefit for the year ended December 31, 2006, a change of $7.3 million. This change resulted from the reversal of a portion of our deferred tax asset valuation allowance. As of December 31, 2006, we had federal and state net operating loss carryforwards of $15.6 million and $19.1 million, respectively. These federal and state net operating loss carryforwards are available to offset against future taxable income, if any, and will begin to expire in varying amounts beginning in 2022 and 2013 for federal and state purposes, respectively. While we had income in 2005, based on the objective evidence and history of losses, we maintained a full valuation allowance on our net deferred tax assets as we concluded that it was more likely than not that such benefits would not be realized. As of December 31, 2006, based on our analysis of all positive and negative factors, including the fact that we had realized net income during three successive fiscal years, we determined that approximately $10.5 million of the deferred tax assets were more likely than not to be realized. This assessment was based on a determination that we would utilize our net operating loss carryforwards in approximately two years based on our current taxable income level (see “— Critical Accounting Policies and Estimates — Income Taxes”). Offsetting this tax benefit was a $1.9 million reduction in deferred tax assets related to an excess tax benefit stock option deduction. This tax benefit will be accounted for directly to equity as additional paid in capital as the stock option related deduction reduces taxes payable.

The weight given to the potential effect of negative and positive evidence was commensurate with our ability to objectively verify it. For the years ended December 31, 2004 and 2005, we had a significant three-year cumulative loss. Although we had net income in each of those years, we were only marginally profitable. These factors were given greater weighting since they could be measured objectively. Conversely, there was not enough positive evidence to conclude that the valuation allowance could be reduced at that time.

For the year ended December 31, 2006, we completed a similar analysis and found considerable more positive evidence. The number of systems sold had increased substantially, profit margins increased, three years of cumulative profit and significant growth year over year in taxable income. In addition, we had more visibility to our 2007 projected performance due to the number of orders we received in 2006 and the final backlog numbers. As a result of these developments, we determined that the majority of the valuation allowance could be released.

Our taxable income in 2006 was $8.7 million. If we maintain this level of income in the future fiscal years, we would expect to utilize our federal net operating loss carryforwards in two years or a shorter period if our net income increases further.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

Revenue

Revenue increased from $45.5 million for the year ended December 31, 2004 to $75.8 million for the year ended December 31, 2005, an increase of $30.3 million or 66.6%. This growth resulted from both an increase in the number of systems accepted and an increase in the average selling price. We had 40% more systems accepted during the year ended December 31, 2005, compared to the year ended December 31, 2004. In addition, the average selling price of the Hi-Art system increased 17% during the period as we raised prices and further penetrated international markets, which produced higher prices than in the United States. During the year ended December 31, 2004, 94% of our revenue was generated in North America compared to 78% in 2005, as we expanded our presence in international markets.

Service revenue was less than $0.1 million for the year ended December 31, 2004 compared to $1.8 million for the year ended December 31, 2005, an increase of $1.7 million. The first of our post-warranty service contracts became effective in the second half of 2004, as the initial installed Hi-Art systems reached the end of their warranty periods and customers elected to enter into service agreements with us.

Cost of revenue

Cost of revenue increased from $28.1 million for the year ended December 31, 2004 to $50.0 million for the year ended December 31, 2005, an increase of $22.0 million or 78.2%. Gross margins were 38.2% and 33.9% for the years ended December 31, 2004 and 2005, respectively. The decrease was attributable to an increase in the number of systems accepted and our higher investment in our service infrastructure.

Research and development expenses

Research and development expenses increased from $6.5 million for the year ended December 31, 2004 to $11.4 million for the year ended December 31, 2005, an increase of $4.9 million or 75.2%. The increase was primarily attributable to an increase of $3.3 million in additional employee costs due to an increase in the number of employees engaged in research and development activities from 50 at December 31, 2004 to 90 at December 31, 2005, in connection with an increased number of development projects. We also incurred an additional $1.2 million in external consulting expenses for engineering related projects in 2005. As a percentage of revenue, total research and development expenses were 14.3% and 15.0% for the years ended December 31, 2004 and 2005, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses increased from $7.8 million for the year ended December 31, 2004 to $14.2 million for the year ended December 31, 2005, an increase of $6.4 million or 81.4%. The increase primarily resulted from an increase of $2.7 million in employee costs related to increasing the number of employees in sales, marketing and other corporate activities from 44 at December 31, 2004 to 74 at December 31, 2005. In addition, we incurred a $1.0 million increase in commission expense as a result of increasing sales and slightly higher commission rates, a $0.7 million increase in travel-related expenses related to the growth of the company, a $0.6 million increase in accounting, tax and legal services, and a $0.5 million increase in expenses related to trade shows and other meetings. As a percentage of revenue, total selling, general and administrative expenses were 17.2% and 18.7% for the years ended December 31, 2004 and 2005, respectively.

Other income (expense), net

Other expense was $31,000 during the year ended December 31, 2004, and was income of $179,000 during the year ended December 31, 2005, a change of $210,000. The primary reason for this increase was an increase in interest earned on higher cash and cash equivalents from the receipt of more customer deposits due to a higher number of orders. This cash was invested in a money market account throughout the year.

Income tax expense (benefit)

Income tax expense decreased from $151,000 for the year ended December 31, 2004 to $78,000 for the year ended December 31, 2005, a decrease of $73,000. This decrease was due to a decrease in earnings which was partially offset by the filing of tax returns in additional states and the impact of the federal alternative minimum tax.

Quarterly Results of Operations

The table below sets forth selected unaudited consolidated statements of operations data for each of the eight consecutive quarters ended December 31, 2006. In management’s opinion, these unaudited consolidated statements of operations have been prepared on the same basis as our audited consolidated financial statements contained elsewhere in this prospectus and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such financial information. This information should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	Three Months Ended,
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005	2006	2006	2006	2006
	(Unaudited)
	(in thousands)

Revenue	$10,174	$29,581	$14,111	$21,888	$27,462	$31,869	$37,173	$59,598
Cost of revenue	6,921	17,721	10,857	14,548	19,320	22,880	23,651	36,802

Gross profit	3,253	11,860	3,254	7,340	8,142	8,989	13,522	22,796
Gross profit as a percentage of revenue	32.0%	40.1%	23.1%	33.5%	29.6%	28.2%	36.4%	38.2%
Total operating expenses	4,839	6,555	6,727	7,448	7,441	9,396	12,069	15,610

Income (loss) from operations	$(1,586)	$5,305	$(3,473)	$(108)	$701	$(407)	$1,453	$7,186

Backlog (in millions)	$69	$69	$69	$99	$104	$139	$146	$164
Quarterly revenue as a percentage of annual revenue	13.5%	39.0%	18.6%	28.9%	17.6%	20.4%	23.8%	38.2%
Quarterly gross profit as a percentage of annual gross profit	12.6%	46.1%	12.7%	28.6%	15.2%	16.8%	25.3%	42.7%

Our quarterly revenue and results of operations have varied significantly in the past and can be expected to vary in the future due to numerous factors. Many of our operating expenses are relatively fixed and we expect them to increase over time as we continue to make the investments necessary for future growth, yet our quarterly revenue depends on the timing of the installation and receipt of the customers’ acceptance of the Hi-Art system in their facilities. Therefore, our operating results have fluctuated from quarter to quarter and we have incurred quarterly losses even during years when we reported profits on an annual basis. Many of these factors are discussed in “Key Factors Affecting our Performance.”

We believe that our backlog levels provide a better measure at any particular point in time of the long-term performance prospects of our business. Each quarter, a significant portion of our revenue is derived from our backlog. The level of backlog will fluctuate based on our customers’ ordering patterns and the timing of the completion of the acceptance test procedures necessary for revenue recognition. However, the majority of our backlog has historically been converted to revenue within twelve months of order placement. Accordingly, our backlog has been a general indicator of the revenue expected to be recognized over the next year, when combined with the new sales contracts entered into early in the year.

As a result of these factors, we believe that quarter-over-quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

To-date, we have funded our working capital needs and our capital expenditure requirements using cash from sales of equity securities and from our operations, including customer advance payments, and, to a lesser extent, through grants and borrowings. Since our inception and through December 31, 2006, we have obtained financing of $42.7 million primarily through private placements of equity securities, and the exercise of stock options. At December 31, 2006, we had $20.1 million in cash and cash equivalents, and our working capital, which is calculated by subtracting our current liabilities from our current assets, was $7.4 million.

Cash Flows

Cash flows from operating activities.  Net cash provided by operating activities was $3.9 million for the year ended December 31, 2006. This included net income of $12.8 million, a non-cash reversal of $7.8 million of the deferred tax valuation allowance, a non-cash charge of $2.9 million representing the increase in the fair value of the convertible preferred stock warrants and $3.1 million of depreciation and amortization. Changes in our current assets and liabilities included an increase in deferred revenue of $9.1 million, offset by a decrease in customer deposits of $15.1 million, an increase in inventory of $11.7 million and an increase in accounts receivable of $4.8 million. In addition, accounts payable, accrued expenses and accrued warranties increased by approximately $6.6 million, $6.4 million and $2.4 million, respectively. The increase in deferred revenue resulted from more systems delivered to customers that had not received customer acceptance notification at December 31, 2006 compared to December 31, 2005. The decrease in customer deposits resulted from variations in the timing of receipt of customer advance payments. Inventory increased significantly as we added more spare part depots around the world in order to better service our installed base of Hi-Art systems. The increase in accounts receivable is a result of the higher shipments and acceptances at the end of the year as compared to the prior year. The increase in accounts payable was primarily due to the timing of payments, increased purchases of inventory and the overall growth of our business. Accrued expenses increased due to higher commission and bonus accruals from the prior year. Accrued warranty increased due to a higher number of units under warranty at the end of 2006 compared to the end of 2005.

Net cash provided by operating activities was $18.4 million for the year ended December 31, 2005. We had $26.6 million in additional customer deposits during the year due to our increasing order volume. Deferred revenue also increased by $6.6 million due to more units awaiting final acceptance at the end of the year. We also experienced an increase of $5.4 million in trade payables and other accruals due to timing of payments and overall growth in the company. These increases were offset by an increase in accounts receivable of $9.2 million due to overall growth and the timing of several shipments and acceptances at the end of the year. We also increased inventory by $12.5 million due to a larger number of units awaiting final acceptance, growth in our production quantities and an increase in our service inventory.

Net cash used by operating activities was $6.9 million for the year ended December 31, 2004. Our income of $2.9 million was offset by a $7.4 million reduction in customer deposits. This decrease was due to a reduction in backlog from the previous year as the acceptances exceeded our orders for the year. In addition, the reduction in the level of customer deposits was primarily due to the timing of such payments. We also experienced an increase in accounts receivable of $3.3 million and inventory of $7.6 million. These were both largely due to more Hi-Art systems being shipped close to the end of the year and waiting final acceptance.

Cash flows from investing activities.  During the year ended December 31, 2006, we used net cash of $11.0 million to purchase capital equipment as we: (1) completed our new leased manufacturing facility, (2) completed the build-out of our European office in Brussels, Belgium and (3) implemented our new enterprise resource planning system from SAP. We also invested $4.7 million in test systems which are used for internal development, training and testing of manufacturing components.

Net cash used in investing activities was $3.6 million and $4.2 million for the years ended December 31, 2004 and 2005, respectively. The net cash used in investing activities was primarily for the purchase of furniture and equipment related to expanding our office space and hiring new employees in Madison, Wisconsin.

Cash flows from financing activities.  Net cash from financing activities was $1.8 million for the year ended December 31, 2006. We entered into two loans during this period: $0.5 million from the State of Wisconsin Technology Development Fund and $0.4 million from Madison Development Corporation for capital improvements to the new leased manufacturing facility in Madison, Wisconsin. We also received $1.0 million in proceeds from the exercise of employee stock options.

Net cash provided from financing activities was $4.9 million and $14.2 million for the years ended December 31, 2004 and 2005, respectively. Net cash provided from financing activities for fiscal years 2004 and 2005 were proceeds received from the issuance of preferred stock. We sold 2.8 million shares of Series D preferred stock for $4.9 million in 2004, net of the conversion of $1.8 million of notes payable, and 1.7 million shares of our Series E preferred stock for $13.9 million in 2005.

Loans and Available Borrowings

We maintain an unsecured $30.0 million line of credit with a bank, which bears interest at the London Interbank Offered Rate plus 2.5% or at the prime rate plus 0.25% and is adjusted based on the ratio of total liabilities to tangible net worth. Among other requirements, the line of credit contains several covenants, the primary ones being a requirement to maintain a backlog of at least $60.0 million and tangible net worth of at least $17.0 million. We are in compliance with all such covenants. There were no outstanding borrowings under the line for any of the periods included in this filing.

On February 13, 2006, we entered into a $0.4 million note payable with Madison Development Corporation. The note payable bears interest at 4.0%, is payable in monthly installments of $4,050 and the remaining unpaid principal is due on March 1, 2011. The note payable is secured by a second position in all of our equipment, fixtures, inventory, general intangibles and contract rights. The outstanding principal balance at December 31, 2006 was approximately $0.4 million.

On November 28, 2005, we entered into a $0.5 million note payable agreement with the Wisconsin Department of Commerce and received the principal balance in June 2006 in accordance with the requirements of the agreement. The note payable bears interest at 2.0%, is payable in monthly installments of $8,647 and the remaining unpaid principal is due on March 1, 2013. The outstanding principal balance at December 31, 2006 was $0.5 million.

Contractual Obligations and Commitments

The following table is a summary of our long-term contractual obligations as of December 31, 2006:

	Payment Due by Period
		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(in thousands)

Operating lease obligations(1)	$19,188	$1,962	$4,101	$4,180	$8,945

(1)	Reflects payment obligations under lease agreements relating to the lease of three buildings used for corporate offices and manufacturing activities and company leased auto programs.

The table of contractual obligations and commitments does not include royalty payments payable to the Wisconsin Alumni Research Foundation, under a license agreement, dated February 22, 1999. The amount of royalty payments is based on the number of units of the Hi-Art system sold and therefore cannot be determined accurately in advance. Our royalty expenses under the license agreement are currently significantly in excess of minimum required payments and were $504,000 in 2004, $672,000 in 2005 and $1.3 million in 2006.

Operating Capital and Capital Expenditure Requirements

Our future capital requirements depend on numerous factors. These factors include, but are not limited to, the following:

•	revenue generated by sales of the Hi-Art system and service plans;

•	costs associated with our sales and marketing initiatives and manufacturing activities;

•	the level of investment needed in our service and support infrastructure;

•	costs of our research and development activities; and

•	effects of competing technological and market developments.

We believe that our current cash and cash equivalents, along with the cash we expect to generate from operations and our net proceeds from this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If our estimates of revenue, expenses, or capital or liquidity requirements change or are inaccurate, or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In the future, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise in the future, although we currently do not have any acquisitions or investments planned. We may also seek to sell additional equity or arrange debt financing to provide us with additional financial flexibility if market opportunities exist.

Off-Balance Sheet Arrangements

As of December 31, 2006, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Interest Rate Risk

Our investments consist primarily of investments in money market funds. While the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we do not believe that we are subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. It is our policy not to enter into interest rate derivative financial instruments. As a result, we do not currently have any significant interest rate exposure.

The interest rate under our line of credit is subject to change based on the London Interbank Offered Rate or the prime rate. We do not currently have any borrowings under our line of credit.

Foreign Currency Exchange Rate Risk

A significant portion of our sales and expenses historically have been denominated in U.S. dollars. As a result, we have not experienced significant foreign exchange gains or losses to date. For the year ended December 31, 2006, 15% and 1% of our revenue was from contracts denominated in Euros and Canadian dollars, respectively. During 2006, we opened and staffed an office in Brussels, Belgium and began incurring Euro-denominated expenses, which were paid directly from the U.S. We currently do not hedge our foreign currency since the exposure has not been material to our historical operating results. To date, our Euro-denominated sales orders have included high down payments, limiting the need to hedge the related currency risk. Future fluctuations in the value of the U.S. dollar may affect the price competitiveness of the Hi-Art system outside the United States. To the extent that we can predict the timing of payments under these contracts, we may engage in hedging transactions to mitigate such risks in the future.

Inflation

Our operations have not been, and we do not expect them to be, materially affected by inflation. Historically, we have been successful in adjusting prices to our customers to reflect changes in our material and labor costs.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions. Our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus. We believe the following are our critical accounting policies including the more significant estimates and assumptions used in preparation of our consolidated financial statements. With respect to our policies on revenue recognition, inventories and warranty costs, our historical experience is based principally on our operations since 2003 when we commenced selling the Hi-Art system.

Revenue Recognition

We recognize revenue from system product sales and related services when earned in accordance with Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, and Emerging Issues Task Force Issue (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue is recognized when the following four criteria are met:

•	Persuasive evidence of an arrangement exists. We require evidence of a purchase order with a customer specifying the terms and conditions of the product or services to be delivered, typically in the form of a signed quotation or purchase order from the customer.

•	Title and risk of loss have been transferred to the customer. During the installation phase, each Hi-Art system is fully tested to confirm that it functions within operating specifications. Upon completion of the test procedures, the customer signs the acceptance test procedures document, or ATP, acknowledging acceptance of the system. Revenue for the sale of systems is recognized upon receipt of the signed ATP.

•	The sales price is fixed or determinable. All contract terms are fixed in the signed quotation or purchase order received from the customer. The contracts do not contain rights of cancellation, return, exchanges or refunds.

•	Collection is reasonably assured. Due to the fact that our sales are to hospitals and cancer treatment centers with significant resources, we consider accounts receivable to be fully collectible. In addition, contracts generally require staged payments as follows: 20% to 30% down payment, 60% to 70% due upon shipment and 10% due upon final acceptance by the customer.

Payments received for products or services prior to shipment or prior to completion of the related services are recorded as customer deposits. Once a system has been shipped, the related deposits are transferred to deferred revenue until the criteria for revenue recognition are satisfied.

We recognize revenue in connection with distributor sales of the Hi-Art system based on the distributor’s certification status. Once a distributor is certified by us to provide installation, testing, training and post-installation warranty services to end customers, we recognize revenue upon shipment to that certified distributor as we no longer have any obligations to the distributor or the end customer. Prior to a distributor achieving certification, we recognize revenue upon receipt of the signed acceptance procedure document from the end customer. Our distributors do not have any contractual right to return and we have not accepted any returns to date. As of December 31, 2006, we had only certified our Japanese distributor.

We frequently enter into sales arrangements with customers that contain multiple elements or deliverables such as hardware and post-warranty maintenance services. Judgments as to the allocation of the proceeds received from an arrangement to the multiple elements, the determination of whether the undelivered elements are essential to the functionality of the delivered elements and the appropriate timing of revenue recognition are critical to ensure compliance with U.S. GAAP. The ability to establish the fair value of those elements could affect the timing of revenue recognition. For arrangements with multiple elements, we recognize revenue for each element based on the fair value of the element provided when all other criteria for revenue recognition have been met. The fair value for each element provided in multiple element arrangements is typically determined by referencing historical pricing policies when the element is sold separately. Changes in our ability to establish the fair value for each element in multiple element arrangements could affect the timing of revenue recognition.

Revenue allocated to maintenance and support on the Hi-Art system is recognized ratably over the term of the service agreement, which ranges from twelve to thirty-six months.

In 2006, we began selling an optional software package separately from the Hi-Art system. The selling price, cost and functionality of this software is incidental to the operation of the Hi-Art system itself. We recognize revenue for this software in accordance with SOP No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Software Revenue Recognition with Respect to Certain Agreements. We recognize license revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection of the related receivable is reasonably assured and delivery of the product has occurred, provided that all other criteria for revenue recognition under SOP No. 97-2 have been met. Revenue earned on software arrangements involving multiple elements are allocated to each element based on vendor specific objective evidence of fair value, which is based on the price charged when the same element is sold separately. In instances when evidence of fair value of all undelivered elements exists, but evidence does not exist for one or more delivered elements and the fair value of all the undelivered elements is less than the arrangement fee, revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Inventories

Inventories are valued at the lower of cost or market, determined by the FIFO method. We regularly review our inventory quantities on hand and record a provision for excess or obsolete inventory primarily based on its estimated forecast of product demand and existing product configurations. Our inventories are subject to rapid technological change. As changes to the product are released, a determination must be made to identify any parts that are no longer useful. If a part is determined to be obsolete, a reserve is recorded for the value of the inventory on hand. We also forecast usage and compare this with the quantity of parts on hand. If it is determined we have excess inventory, a reserve is established for the excess.

Warranty Obligations

We warrant the Hi-Art system for a period of twelve months following customer acceptance. We record a current liability for the expected cost of warranty obligations in cost of revenue at the time when each sale is recognized. The accrued warranty costs represent the best estimate of the total costs that we will incur to repair or replace parts that fail while the system is under warranty. An analysis is completed on a regular basis to update the historical trend data and to determine if the accrued balance is sufficient to meet our outstanding warranty obligations. The amount of our estimated warranty liability currently is approximately 6% of the sales value of the Hi-Art system and may be adjusted as the costs incurred increase or decrease in the future.

Income Taxes

We account for federal and state income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under the liability method specified by

SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates. As of December 31, 2006, we had federal and state net operating loss carryforwards of $15.6 million and $19.1 million, respectively. These federal and state net operating loss carryforwards are available to offset against future taxable income, if any, and will begin to expire in varying amounts beginning in 2022 and 2013 for federal and state purposes, respectively. Utilization of the net operating loss carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating loss carryforwards before utilization.

The valuation allowance was determined in accordance with SFAS No. 109, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. During 2005, we fully reserved all net deferred tax assets, which were predominantly net operating loss and tax credit carryforwards. During 2006, however, it was determined the deferred tax assets were more likely than not realizable based upon our history of and future projections of earnings. We reversed $10.5 million of the deferred tax asset valuation allowance during the year ended December 31, 2006.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS 123(R), Share-Based Payment, which is a revision of SFAS Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation. SFAS 123(R) requires all share-based payments to employees, including grants of employee and director stock options, to be recognized in our income statement based on their fair values. Pro forma disclosure is no longer an alternative.

As permitted by SFAS 123, we historically accounted for share-based payments to employees using SFAS 123 using the minimum value method and are required to apply the prospective transition method of SFAS 123(R). Under the prospective method, only new awards (or awards modified, repurchased, or cancelled after the effective date) are accounted for under the provisions of SFAS 123(R).

We selected the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model will be affected by assumptions regarding a number of complex and subjective variables. These variables include our expected stock volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, forfeitures and expected dividends.

The expected term represents the weighted-average period that our stock options are expected to be outstanding. The expected term is based on a simplified or “plain vanilla” approach as we do not feel our historical experience is reasonable or supportable. In order to qualify for the simplified approach, SAB 107 provides five criteria the stock option must meet. Our stock options meet those criteria and therefore, we used this approach for all stock options granted in 2006. As we have been operating as a private company since inception, we are unable to use our actual price volatility data. Therefore, we estimate the volatility of our common stock based on volatility of similar entities over the expected term of our stock options. We base the risk-free interest rate that we use in the option pricing model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the next 12 months and, therefore, use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The current forfeiture rate was based on our past history of pre-vesting forfeitures.

We had a choice of two attribution methods for allocating compensation costs under SFAS No. 123(R) the “straight-line method,” which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the “graded vesting attribution method,” which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. We chose the former method and amortized the fair value of each option on a straight-line basis over the service period.

Based on the variables affecting the valuation of our common stock and the method used for allocating compensation costs, we recognized $232,000 in stock compensation expense during the year ended December 31, 2006.

Calculating stock-based compensation expense requires the input of highly subjective assumptions, which represent our best estimates and involve inherent uncertainties and the application of management’s judgment. Estimates of stock-based compensation expenses are significant to our financial statements, but these expenses are based on the Black-Scholes pricing model and will not result in the payment of cash by us.

The guidance in SFAS No. 123(R) and Staff Accounting Bulletin No. 107 is relatively new, and best practices are not well established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and we employ different assumptions in the application of SFAS No. 123(R) in future periods, or if we decide to use a different valuation model, the compensation expense that we record in the future under SFAS No. 123(R) may differ significantly from what we have recorded in the current period and could materially affect our operating loss, net loss and net loss per share.

With respect to each option grant date, we determine the deemed fair value of our common stock. As there is no public market for our common stock, this determination was necessarily subjective. In making this determination, we considered a number of factors, including:

•	the issuance price of our series of preferred shares to third parties;

•	recent third-party transactions in our common stock;

•	valuations performed by independent valuation firms;

•	the liquidation preference and other rights of the preferred shares;

•	our revenue backlog and financial performance;

•	trends in the market for public companies involved in similar lines of business; and

•	the fact that the option grants involved illiquid securities of a private company.

We have reviewed the methodologies used in making these determinations in light of the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the practice aid. We took into consideration the market and income approaches to valuation as set forth in the practice aid. We believe that the valuation methodologies that we have used are consistent with the practice aid.

In connection with the preparation of our financial statements for the years ended December 31, 2005 and 2006, we assessed the valuations of our common and preferred shares as of the applicable grant dates primarily by considering recent third-party transactions in our common stock and the issuance price of sales of preferred stock to third parties. When no such recent stock activity occurred, we engaged an independent valuation firm, Virchow, Krause & Company, LLP (Virchow Krause), to perform independent valuations of our common stock.

We assessed our estimate of the fair value for financial reporting purposes of our common stock based on the subjective factors that we believe affect the value of our common stock, the various approaches to valuation set forth in the practice aid, the independent valuation studies and an assessment of market considerations, including the overall economic marketplace, factors affecting our industry, as well as the likelihood of an initial public offering, the uncertainties inherent in an initial public offering and the enterprise value of our company.

The valuation methodologies employed in connection with the independent valuation studies were based upon various generally accepted valuation methods but relied primarily on the discounted cash flow and market approach models. Determining the fair value of our common stock involves complex and subjective judgments involving estimates of revenue, earnings, assumed market growth rates and estimated costs, as well as appropriate discount rates. At the time of each valuation, the significant estimates used in the income approach included estimates of revenue and revenue growth rates for several years into the future.

The major pricing factors which supported the valuations used at each of the grant dates were as follows:

•	On December 29, 2005, we sold 1,732,673 shares of Series E convertible preferred stock at $8.08 per share for net proceeds of $13.9 million. We engaged Virchow Krause to perform an independent valuation of our common stock based on this preferred stock transaction. Virchow Krause determined that our common stock was valued at $6.78 per share as of December 29, 2005. This valuation was then used for the option grants made in January 2006.

•	In the second quarter of 2006, our board of directors determined that an updated independent valuation should be performed. Therefore, we engaged Virchow Krause to perform a valuation of all classes of stock. Virchow Krause issued a report dated May 16, 2006, which concluded that our common stock was valued at $7.27 per share as of that date. This valuation was then used for the option grants made in May and July 2006.

•	On October 23, 2006, the Chairman of our board of directors, T. Rockwell Mackie, sold an aggregate of 140,000 shares of common stock to two independent investors, and the Company’s President, Paul Reckwerdt, sold 140,000 common shares to a single independent investor. The purchase price of all these shares was $9.18 per share resulting in aggregate proceeds of $1.3 million to each seller. Given the significant size of the transactions and the fact that these shares were sold to independent third parties, we concluded that our common stock should be valued at $9.18 per share as of that date. Stock option grants were made based on this price in October, November and early December 2006.

In all cases, the possibility of an initial public offering was among the factors considered by Virchow Krause, in connection with its valuation analysis. As a result, as we moved closer to the consummation of an initial public offering the valuation difference between the common stock and preferred stock has narrowed due to the increased likelihood of our preferred stock converting into common stock. The following table sets forth option grants made during 2006:

	Number of		Fair Value	Intrinsic
	Options	Exercise	Estimate	Value per
Date of Grant	Granted	Price	per Share	Share

January 2006	25,000	$6.78	$6.78	$—
May 2006	34,500	7.27	7.27	—
July 2006	80,000	7.27	7.27	—
October 2006	139,936	9.18	9.18	—
November 2006	2,500	9.18	9.18	—
December 2006	1,440,000	9.18	9.18	—

Convertible Preferred Stock Warrant Liability

Effective January 1, 2006, we accounted for warrants that are exercisable into redeemable preferred shares issued in connection with financing arrangements in accordance with FSP 150-5. Pursuant to FSP 150-5, an evaluation of specifically identified conditions is made to determine whether the fair value of warrants issued is required to be classified as a liability. The fair value of warrants classified as liabilities is adjusted for changes in fair value at each reporting period, and the corresponding non-cash gain or loss is recorded in current period earnings. We selected the Black-Scholes option pricing model to determine the fair value of warrants. The determination of the fair value using an this model will be affected by assumptions regarding a number of complex and subjective variables. These variables include our expected stock volatility over the remaining term of the warrant, risk-free interest rates, and the estimated fair value of the stock. The fair value of our stock was assessed primarily by considering recent third-party transactions in our common stock and the issuance price of sales of preferred stock to third parties. When no such recent stock activity occurred, we engaged an independent valuation firm, Virchow, Krause & Company, LLP, to perform independent valuations of our common stock. Prior to January 1, 2006, we reported these warrants as equity at their fair value at the time of issuance.

Redeemable Convertible Preferred Stock

We have issued various classes of preferred stock. The holders of Series A, B, C and D preferred stock have the option to put their shares back to us at the greater of the original purchase price plus accrued dividends, or the current fair market value of the shares. The holders of Series E preferred stock have the option to put their shares back to us at the original purchase price plus accrued dividends. As a result, the carrying value of the preferred stock has been increased by an accretion each period so that the carrying amounts will equal the greater of fair value or the defined redemption value for the Series A, B, C and D preferred stock. The Series E preferred stock has been increased to its redemption value, including accrued dividends. The accreted amounts are recorded to accumulated deficit. The put option and the related accretion of the preferred shares will terminate upon the closing of this offering. The fair value of our stock was assessed primarily by considering recent third-party transactions in our common stock and the issuance price of sales of preferred stock to third parties. When no such recent stock activity occurred, we engaged an independent valuation firm, Virchow, Krause & Company, LLP, to perform independent valuations of our common stock.

Recent Accounting Pronouncements

In May 2005, the FASB issued Statement 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and Financial Accounting Standards Board (FASB) Statement No. 3.  Statement 154 requires that all voluntary changes in accounting principles and changes required by a new accounting pronouncement that do not include specific transition provisions be applied retrospectively to prior periods’ financial statements, unless it is impracticable to do so. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Our adoption of SFAS No. 154 did not have a significant effect on our consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We are required to adopt the provisions of FIN 48 beginning in 2007. We are currently in the process of assessing what impact FIN 48 may have on our consolidated financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS No. 154 for the correction of an error in financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. We adopted this interpretation in the fourth quarter of 2006 and it did not have a material impact on our financial results.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 in 2008 to have a material impact on our results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). SFAS No. 159 permits entities to choose to measure at fair value some financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the effect of implementing this guidance, which directly depends on the nature and extent of eligible items elected to be measured at fair value, upon initial application of the standard on January 1, 2008.

BUSINESS

Overview

We have developed, manufacture and sell the Hi-Art system, one of the most advanced and versatile radiation therapy systems commercially available for the treatment of a wide variety of cancers. The Hi-Art system precisely delivers radiation with sub-millimeter accuracy to kill cancer cells while reducing radiation exposure to surrounding healthy tissue, which we believe can lead to improved patient outcomes. The Hi-Art system contains a linear accelerator, which is a device that generates external beam radiation that is used both to capture high quality, quantitative images and to deliver therapeutic radiation in a helical, or spiral, delivery pattern 360 degrees around the body. The linear accelerator rotates around a rigid circular frame, or a ring gantry, that is housed in a protective closing. This integrated design contrasts with traditional radiation therapy systems, which utilize a single, rotating arm referred to as a “C-arm”, that can deliver radiation from only a limited number of angles. Generating CT images with traditional C-arm systems typically requires the addition of auxiliary devices that generally lack the quantitative imaging capabilities necessary to accurately image the location and density of tumors and internal anatomy. The Hi-Art system’s helical delivery pattern and imaging capabilities, combined with the system’s advanced treatment planning software and ability to precisely shape the beam delivering radiation, allow clinicians to locate and define the geometry and density of tumors, maximize radiation to diseased tissue, minimize radiation delivered to healthy tissue and measure the radiation dose actually received by the patient. We believe these capabilities allow the Hi-Art system to deliver sophisticated radiation treatments with greater speed and precision than competing systems performing comparable treatments.

The Hi-Art system’s combination of technologies allows clinicians to make modifications to a patient’s cancer treatment plan as changes in the size, shape and density of tumors or in the patient’s internal anatomy are detected over the course of treatment. To deliver radiation therapy, the Hi-Art system first optimizes a patient’s treatment plan by calculating the best radiation dose pattern to maximize the radiation dose to the tumor and minimize exposure of healthy tissue. A quantitative CT image of the treatment area is taken to identify the size and location of the tumor to be treated and is used to position the patient on the treatment couch. The optimized radiation dose is then delivered using a proprietary device called a multi-leaf collimator, or MLC, that consists of a series of tungsten leaves that open and close to modulates the shape of radiation beams produced by the linear accelerator as the patient passes horizontally through the ring gantry. The data acquired for the accurate positioning of the patient can also be used to compute the dose received by the patient. Data regarding the dose distribution is used by the clinician to evaluate and, if necessary, to adjust the treatment plan in subsequent treatment sessions to address changes in patient anatomy, such as tumor shrinkage or weight loss, as well as any previous errors accumulated in treatment delivery and treatment planning. We believe that the process of making iterative adjustments to a patient’s treatment plan, referred to as adaptive radiation therapy, should become a standard technique for the treatment of most cancer patients receiving radiation therapy. The Hi-Art system’s ability to provide daily, quantitative imaging and to more easily and efficiently incorporate adaptive radiation therapy into clinicians’ regular clinical workflow distinguishes the Hi-Art system from other radiation therapy systems.

We market the Hi-Art system to hospitals and cancer treatment centers in North America, Europe and Asia, and offer customer support services in each region. Since commercial introduction of the Hi-Art system in 2003, we have experienced significant revenue growth and have invested extensively in our manufacturing capabilities, and customer service and support infrastructure. For the years ended December 31, 2005 and 2006, we had revenue of $75.8 million and $156.1 million, respectively, representing growth of 106%. For the years ended December 31, 2005 and 2006, we had net income of $0.2 million and $12.8 million. Net income for 2006 includes a $7.8 million benefit from deferred income taxes and an expense of $3.0 million reflecting the fair value of outstanding warrants. As of December 31, 2006, we had an installed base of 108 Hi-Art systems worldwide and had a backlog of $164 million, the significant majority of which we expect to deliver before the end of 2007.

Market Overview

According to the World Health Organization, in 2005 there were approximately 24.6 million people worldwide living with cancer and an estimated 7.6 million cancer deaths, accounting for 13% of all deaths worldwide. The World Health Organization estimates that approximately 10.9 million new cases of cancer are diagnosed globally each year. The instances of diagnosed cancer are expected to continue to rise as a result of increased life expectancy, aging populations and technological improvements, which are leading to more sophisticated screening techniques and earlier detection of cancer.

The three primary methods of treating cancer are radiation therapy, chemotherapy and surgery, each of which can be used alone or in combination, depending on the type of cancer being treated. Radiation therapy is a proven, effective and widely accepted form of treatment for many types of cancer. The National Cancer Institute estimates that nearly 50% of cancer patients in the United States are treated using radiation therapy. Currently, the most common type of radiation therapy is external beam radiation therapy, in which patients are treated with high-energy radiation generated by medical equipment external to the patient. Approximately 90% of patients treated with radiation therapy in the United States receive external beam radiation generated by a device called a linear accelerator. Linear accelerators have been widely used for radiation therapy for over 30 years. According to the August 2006 Radiation Therapy Equipment Report by Global Industry Analysts, Inc., there are over 7,500 linear accelerator-based radiation therapy systems in use for medical purposes worldwide. Linear accelerators represent the largest product segment by expenditure within the global radiation therapy equipment market, which totaled approximately $2.0 billion in 2006.

While radiation therapy is widely available in the United States and Western Europe, many developing countries currently do not have a sufficient number of linear accelerators to adequately treat their domestic cancer patient populations. For example, there are currently approximately 13 linear accelerators per million population in the United States compared to less than one per million population in India or China. We believe that increasing demand for advanced medical treatments in many international markets, growth in cancer cases worldwide and improvements in the sophistication of radiation therapy techniques will continue to drive demand for more advanced linear accelerators that integrate additional clinical functionality to make treatments more efficient and effective.

Radiation Treatment

Radiation energy is an effective method for killing cells and is used to treat various cancers. External beam radiation therapy works by exposing clusters of cancer cells, or tumors, to a dose of high energy radiation sufficient to alter their genetic structure, thereby causing cell death. When the radiation therapy process begins, the clinician targets radiation delivery to the tumor as precisely as possible in order to maximize the radiation dose delivered to cancerous tissue and minimize the exposure of healthy tissue. While the goal of radiation therapy is to selectively deliver radiation solely to cancer cells, radiation therapy can result in healthy tissue outside of the intended treatment area being exposed to significant doses of radiation. Damage to healthy tissue and structures can cause side effects ranging in severity from superficial burns, nausea and vomiting, to more serious side effects, such as damage to vital organs. Over time, the exposure of healthy tissue to radiation energy can result in accumulated damage to healthy tissue in the patient’s body and limit the patient’s future radiation therapy possibilities. In order to minimize such damage and exposure, clinicians divide the prescribed radiation dose into staged treatments, or fractions. Prescribed treatments typically consist of 25 to 35 fractions, and are administered over periods ranging from a few days to several weeks. Such fractions are intended to deliver a cumulative dose of radiation sufficient to kill cancer cells, while allowing healthy tissue to recover sufficiently between treatments.

Recent advances in radiation therapy technologies have focused on further improving the ability to target the radiation dose more precisely at cancer cells, while minimizing the exposure of healthy tissue. These advances include the following:

•	Intensity modulated radiation therapy. Intensity modulated radiation therapy, or IMRT, involves varying, or modulating, the radiation beam intensity across the treatment area. This technique attempts to conform the high dose region of the radiation beam more closely with the shape of the tumor, enabling the delivery of higher doses of radiation to tumors with a reduced impact on surrounding healthy tissue. Using IMRT, medical professionals can design a more individualized treatment plan for each patient.

•	Image guided radiation therapy. Image guided radiation therapy, or IGRT, involves delivering IMRT guided by images of the treatment area taken shortly before treatment using CT, x-ray, ultrasound or other imaging technologies. By combining imaging with radiation treatment, clinicians can adjust the patient’s position relative to the radiation source prior to each treatment to more precisely target the tumor. However, the precision and effectiveness of IGRT depends largely on the quality of the images and the degree to which the radiation delivery system is integrated with the images. Compared to traditional IMRT without image guidance, accurate image guidance enables clinicians to improve patient outcomes by concentrating higher doses of radiation at tumors and further reducing the exposure of healthy tissues to radiation.

•	Dose escalation. Dose escalation, or hypofractionation, is an evolving radiation therapy technique that involves reducing the number of fractions and delivering larger doses of radiation per fraction. The benefits of hypofractionation include fewer patient visits and more efficient use of radiation therapy systems. Stereotactic radiation therapy and stereotactic radiosurgery procedures, in which treatment is provided in one to five sessions, are extreme examples of hypofractionation. Hypofractionation has been used to date to treat only a limited number of tumor types. These tumors are generally small and are located in a few specific, sensitive regions of the body, such as the head and neck, spinal cord, lung and prostate, where the very high intensity radiation involved in dose escalation increases the need for a radiation delivery system that is capable of locating tumors and delivering radiation with high precision.

•	Adaptive radiation therapy. Adaptive radiation therapy involves adjusting a patient’s radiation therapy plan between fractions to account for changes in the patient’s anatomy, the amount and location of the radiation received by the patient, and the size, shape and location of the tumor. While there is no widely accepted definition of adaptive radiation therapy, it has been characterized to include as little as an adjustment to the physical position of the patient relative to the radiation source prior to treatment, as occurs during IGRT, rather than adjustment to the treatment plan. We believe that adaptive radiation therapy requires continual adjustments to the treatment plan facilitated by both the regular acquisition of updated quantitative images showing the location, geometry and density of the tumor, as well as verification of the actual radiation dose received by the patient throughout the entire course of treatment. We believe that achieving truly adaptive radiation therapy currently represents the most significant challenge for existing radiation therapy systems.

Despite advances in radiation therapy techniques, most commercially available radiation therapy systems still present significant limitations that restrict clinicians’ ability to provide the most effective treatment possible. These limitations include:

•	Limited versatility and precision. The C-arm configuration of traditional radiation therapy systems has a limited range and speed of motion due to its size and mechanical structure. Most existing MLCs, which modulate or shape the radiation beams, also have mechanical limitations that reduce their beam-shaping ability and the speed at which they operate. These design elements limit the motion and dynamic range of IMRT intensities capable of being delivered by traditional radiation therapy systems and often make it impractical to deliver radiation from more than five to nine treatment angles during a typical treatment session. These limited treatment angles reduce the ability to deliver precisely targeted radiation that avoids healthy tissue. Such imprecision may prevent clinicians from treating tumors near sensitive structures, such as the eye or the spinal cord, or from retreating patients in an area of the body that was previously exposed to radiation and may be unable to tolerate additional exposure.

•	Limited ability to provide frequent, quantitative images. Precise radiation therapy requires frequent capture of images that accurately depict the size, shape, location and density of the tumor, which we refer to as quantitative images. Many traditional radiation therapy systems either do not incorporate CT imaging functionality or use imaging technologies that do not have the ability to generate quantitative images. Lacking this data, traditional radiation therapy systems measure the amount of radiation emitted by the device based on the system’s performance specifications. This calculation does not provide the clinician with data regarding the amount of radiation that was actually received by the patient or what tissue within the patient’s body received any particular amount of radiation. In addition, most radiation therapy systems that have imaging capabilities are not capable of performing daily imaging of the patient due to concerns about the additional radiation exposure associated with most imaging technologies. Since it is common for internal organs to shift and for the size of the tumor to change during the course of treatment, failure to obtain updated images and adapt the treatment plan throughout the course of treatment may result in a portion, or potentially all, of the radiation dose missing the tumor and instead being absorbed by healthy tissue.

•	Failure to integrate multiple functions. Many traditional radiation therapy systems were designed solely for the purpose of delivering radiation and therefore do not possess integrated imaging, treatment planning, dose verification or quality assurance capabilities necessary for more advanced treatment protocols. Some systems have subsequently been adapted to include certain elements of this functionality by incorporating modular add-on devices to legacy linear accelerator designs. These separate modular components can provide imaging, treatment planning, quality assurance procedures or post-treatment analysis functionality. However, this modular approach often requires the clinician to reconfigure and recalibrate the system between patient imaging, treatment planning, radiation delivery and quality assurance, which can increase the time required to plan and deliver treatments.

The TomoTherapy Solution

We believe that the Hi-Art system is one of the most advanced and versatile systems commercially available for the treatment of cancers using radiation therapy. We have designed the Hi-Art system to offer clinicians and patients the following benefits:

•	More versatile treatment capabilities. The Hi-Art system’s high-speed ring gantry and MLC allow treatment to be delivered continuously in a helical pattern 360 degrees around the patient’s body, allowing radiation delivery from thousands of angles to improve radiation dose distribution without extending the time it takes to complete comparable procedures using other systems. In addition, the versatility of the Hi-Art system enables an operator to provide IMRT, IGRT or stereotactic treatments anywhere within a cylindrical volume of 80 centimeters (2.6 feet) in diameter and up to 160 centimeters (5.3 feet) long. This broad treatment field allows large areas of the body to be treated in a single session and facilitates complex treatments, such as total bone irradiation, which specifically irradiates bone marrow, and the treatment of widely distant tumors. The Hi-Art system’s precision and range of treatment angles also enable the treatment of hard to reach tumors, such as spinal tumors, as well as treatments that can be challenging or impractical to treat with other traditional radiation therapy systems because of the need to avoid or minimize radiation delivery to critical structures.

•	Daily, quantitative imaging for better identification of tumors, dose verification and treatment planning. The Hi-Art system is the only commercially available radiation therapy system offering integrated quantitative CT imaging capabilities, which depict the density of tumors and healthy tissue more accurately than traditional radiation therapy systems. Our integrated mega-voltage computerized tomography, or MVCT, which we market as our CTrue technology, enables quantitative imaging and delivers less radiation during the imaging process compared to the imaging technologies used by other commercially available radiation therapy systems. This lower dose allows the clinician to collect daily quantitative images, which can be used to monitor changes in the patient’s internal anatomy and quickly and accurately quantify the amount of radiation absorbed by specific areas of the patient’s body, including both tumors and healthy tissue. We believe that daily, quantitative images are essential to optimizing patient treatment by enabling clinicians to adapt the treatment plan in response to anatomical changes and the cumulative amount of radiation received by specific areas within the patient over time. We believe that both of these factors can have a significant impact on the targeting and amount of the radiation dose to be delivered.

•	Fully integrated treatment system for more precise radiation delivery. We believe that the integration of our CTrue imaging technology, treatment planning and helical delivery of radiation beams shaped by the MLC enables superior precision in radiation delivery. Our planned adaptive software allows clinicians to establish at the time of treatment the precise contours of a tumor and any sensitive structures at risk. The Hi-Art system uses a highly efficient dose computation algorithm to ensure that the radiation beam conforms to the patient’s tumor and avoids sensitive structures, providing a highly-targeted dose distribution. These features significantly benefit patients by maximizing the radiation delivered to cancerous tissues and minimizing damage to nearby healthy tissues. In addition, because the Hi-Art system can precisely deliver a high dose of targeted radiation, we believe that our system reduces the temporary side effects and permanent damage to healthy tissue associated with traditional radiation therapy systems. This capability allows clinicians to accelerate the treatment regimen by maximizing the radiation delivered to tumor cells in fewer fractions.

•	Efficient clinical workflow for IGRT and adaptive radiation therapy. The Hi-Art system integrates into a single system all of the key elements for radiation therapy, including treatment planning, CT image-guided patient positioning, treatment delivery, quality assurance and adaptive planning. The imaging and treatment planning capabilities of many traditional systems are more modular or require cumbersome add-ons or separate treatment planning systems that result in clinicians taking more steps between scanning, planning and treatment of patients, and may reduce the precision of treatment. Conversely, the integrated imaging and treatment features of the Hi-Art system allow clinicians to more easily and rapidly scan, plan and treat cancer patients compared to competing systems performing similar treatments. This capability enables healthcare providers to increase patient throughput for sophisticated IGRT and adaptive radiation therapy procedures using the Hi-Art system. Daily images can be easily accessed remotely, via our TomoPortal web-enabled interface, to verify patient positioning and define patient treatment strategies due to anatomical changes.

•	Low barriers to installation and implementation. All external beam radiation systems must be housed in rooms which have special radiation shielding to capture any radiation not absorbed by the patient. The Hi-Art system’s size and self-contained design allow customers to retrofit the Hi-Art system into existing treatment rooms previously used for legacy radiation therapy systems and avoid, or reduce, the significant construction costs that can be associated with building new, larger treatment rooms, which are required to install many other radiation therapy systems. With both imaging and radiation delivery capabilities in its ring gantry, the Hi-Art system requires less space than other systems, which use large moving arms to position the linear accelerator or incorporate adjacent imaging equipment used for treatment planning. In addition, because the Hi-Art system has an integrated radiation beam stop, which captures radiation that passes through the patient, it requires less radiation shielding in treatment room walls as compared to the shielding required by a traditional system. We also preassemble, test and commission each Hi-Art system at our manufacturing facility, and ship the system almost fully assembled. This assembly process allows radiation “beam on” within four days and treatments to begin within 45 days after delivery in most cases.

•	Platform for further technological advancements in adaptive radiation therapy. We believe that the Hi-Art system is the only commercially available treatment device that enables adaptive radiation therapy because of its unique ability to provide daily, quantitative images, high speed delivery of radiation helically from 360 degrees around the body and real-time verification of the dose received by the patient. We believe that the combination of these design features and our integrated treatment planning and optimization software will allow us to continue to enhance the Hi-Art system’s adaptive capabilities to a point where clinicians will routinely and easily adjust a patient’s treatment as needed.

In deciding whether to use the Hi-Art system for a particular treatment, we understand that clinicians may weigh the benefits that the Hi-Art system offers their patients, especially those with more easily treatable tumors, against the additional time required to implement the Hi-Art system’s quantitative imaging functionality. As a result, clinicians may decide that certain tumors can be adequately treated using traditional radiation therapy systems notwithstanding the greater precision and functionality enabled by the Hi-Art system. We believe that this perception will change as clinicians and patients become more aware of the benefits of IGRT and adaptive radiation therapy, and as we continue to educate clinicians on the use of the Hi-Art system and implement software enhancements to improve patient throughput, especially for those cases that are more easily treatable, and as speed and throughput improvements in the Hi-Art system render the time differentials insignificant.

Our Strategy

Our goal is to become a leading provider of radiation therapy systems and the technology of choice for radiation therapy providers around the world. We are pursuing the following strategies to achieve this goal:

•	Increase market awareness of the Hi-Art system’s clinical and economic benefits. In order to expand our installed base of Hi-Art systems, we intend to continue to position the Hi-Art system as the most advanced radiation therapy system for treating a wide range of cancers effectively and efficiently. We intend to accomplish this through traditional sales and marketing efforts, such as tradeshows, educational symposia, e-business avenues, marketing collateral, case studies and direct mail campaigns. An important aspect of our sales and marketing efforts is also to raise awareness of the Hi-Art system among patient populations who are increasingly educated about treatment options and therefore help to drive adoption of new technologies by clinicians. We also intend to educate clinicians about using the Hi-Art system to treat tumors that they may currently believe can be adequately treated using competing technologies in order to drive sales to smaller treatment centers that may only have one treatment system.

•	Expand our worldwide sales presence. Our early sales and marketing efforts were primarily focused on North America. As of December 31, 2006, we had 78 systems installed in North America out of a total of 108 systems installed globally. In the last two years, we began to establish both direct and indirect sales capabilities in Western Europe and Asia where we believe that there is significant potential to expand our installed base. We intend to add additional direct sales representatives to further penetrate the United States market, while investing in direct and indirect sales and marketing capabilities in international markets. In particular, we plan to expand our sales and marketing capabilities in India, China, the Middle East and Eastern Europe during 2007.

•	Increase our profitability through cost reductions and improved operating leverage. Over the last two years our operating margins have been impacted by our decision to invest in our global service and support infrastructure, including the establishment of spare part depots and the addition of personnel to support our international operations and anticipated future growth. In addition, we incurred increased costs due to higher component costs during early production and the higher failure rates of certain components. In order to increase our profitability, we will seek to decrease our reliance on single-source suppliers of key components in order to enable us to negotiate better prices with a wider range of suppliers and to improve component reliability. In addition, a number of opportunities exist to reduce costs through re-engineering higher cost components. We will also seek to increase our profitability by leveraging our investments in our global service and support infrastructure, which we believe positions us to better absorb the costs associated with increased sales volumes.

•	Continue to enhance our customer service and support capabilities. We believe that an important differentiating feature of our business is our strong customer support. We have invested heavily in our customer service and support infrastructure in the United States and internationally. We provide comprehensive customer support beginning with a dedicated site-planning and installation team and continuing through training, product technical support, access to physicist support, field service engineering and value-added maintenance services. We intend to build upon our infrastructure and technology advantages by hiring additional support personnel, implementing regional training programs and expanding the number of local spare parts depots to continually augment and refine our customer service.

•	Enhance the Hi-Art system’s treatment capabilities through on-going research and development initiatives. In order to increase patient throughput and increase our customers’ return on their investment, our research and development initiatives are focused on more fully automating the treatment optimization and adaptive therapy processes thereby decreasing the time necessary for clinicians to develop and adapt treatment plans. For example, we recently released pilot versions of our RTstat software, which allows clinicians to generate a treatment plan in three to five minutes while the patient is positioned on the Hi-Art system’s treatment couch. We expect to release the RTstat software to customers in 2007. We are also engaged in initiatives to accommodate real-time patient movements during treatment. We believe that these developments will further improve the precision of treatment offered by the Hi-Art system and increase patient throughput. In addition, we believe that our work in remote and automatic quality assurance should reduce the amount of time and resources needed to perform system verification and maintenance. We believe that these developments will improve the precision of treatment and increase patient throughput.

•	Continue to expand and protect our intellectual property portfolio. The Hi-Art system is comprised of multiple sophisticated proprietary components. We hold or license 19 U.S. patents, 24 pending U.S. patent applications, 61 foreign patents and 71 foreign patent applications, including 16 U.S. patents, 61 foreign patents and 19 foreign patent applications licensed from the Wisconsin Alumni Research Foundation, or WARF. These patents cover various components and techniques incorporated into the Hi-Art system, such as the MLC and aspects of the helical delivery of therapeutic radiation, that we believe will allow us to maintain a competitive advantage in the field of radiation treatment. We will continue to seek patent protection for our new inventions and seek licensing rights for inventions of others that can add substantial value to our products and services.

•	Increase our commercial opportunities and growth through acquisitions, investments, or third party collaborations. We believe that we can increase our commercial opportunities through a combination of strategic acquisitions, investments and collaborations with third parties. We seek to identify opportunities to acquire or collaborate in the development of new technologies that leverage our existing operational infrastructure and distribution, provide our customers with improved or additional capabilities or expand our growth opportunities into new markets. We will continue to evaluate opportunities to vertically integrate through acquisition or investment in suppliers of key components.

The Hi-Art System

We have developed the Hi-Art system to be a platform that includes the components necessary to deliver the most advanced adaptive radiation therapy currently available while maintaining the flexibility to incorporate future advancements in diagnostic imaging and radiation treatment.

Clinical Workflow

The Hi-Art system’s typical workflow process consists of the following steps:

Patient imaging.  Each Hi-Art treatment program begins by collecting a quantitative CT image of the patient. The clinician then evaluates the image to identify regions of interest, such as tumors or sensitive structures to be avoided. Once these structures are identified, the clinician determines the desired maximum and minimum radiation dose and defines the other parameters of the treatment plan, including the number of fractions.

Treatment planning and optimization.  Optimization consists of repeatedly calculating the dose and updating the radiation beam shape and intensity based on the plan parameters and data related to the dosage already delivered. The Hi-Art system automatically optimizes the treatment plan by calculating the best dose pattern to maximize the dose to the tumor and minimize the dose to healthy tissue.

Patient positioning and treatment delivery.  During each treatment session, the patient is positioned on a treatment table, or patient couch and an image of the patient is taken with the CTrue system. This 3D quantitative CT image is then used to automatically align the patient’s internal anatomy to assure the accurate delivery of radiation. Once the treatment area is aligned correctly, and the clinician is assured of a correct treatment, the patient on the couch moves horizontally through the ring gantry at variable speed while the linear accelerator rotates around the patient to deliver radiation therapy in a spiral, or helical, pattern 360 degrees around the patient. The optimized radiation dose is delivered using the Hi-Art system’s proprietary MLC which modulates and shapes the radiation beam as the linear accelerator rotates around the patient and the patient moves through the gantry.

Dose verification.  Dose verification is the process in which the daily dose received by the patient is computed for each fraction. The data acquired for the accurate positioning of the patient can also be used to compute the dose received by the patient. This dose distribution is used by the clinician to evaluate and, if necessary, to adjust the treatment plan in subsequent treatment sessions to address changes in patient anatomy, such as tumor shrinkage or weight loss, as well as any previous errors accumulated in treatment delivery and treatment planning. The Hi-Art system’s imaging detector, which is positioned in the ring gantry directly opposite the linear accelerator, records the amount of radiation that passes through the patient during treatment and can be used to verify that the planned dose was accurately delivered.

The repetition of these steps during each session allows the clinician to provide dose-guided adaptive radiation therapy by continuously adjusting the treatment plan to account for changes in patient anatomy and the location and amount of radiation accumulated in the patient during previous sessions. We believe that such adjustments to the treatment plan should become a regular part of the clinical workflow, and that the Hi-Art system’s ability to allow daily, quantitative imaging and more easily and efficiently incorporate adaptive radiation therapy into clinician’s regular clinical workflow distinguishes the Hi-Art system from other radiation therapy systems.

Technology

The following are the key components and technologies of the Hi-Art system:

Ring gantry.  The Hi-Art system’s rigid ring gantry houses a linear accelerator that circles the patient and enables both CT imaging and radiation therapy to be provided from the same integrated source. The ring architecture enables more precise and more efficient treatments by eliminating the need for the repeated adjustment and re-calibration steps necessitated by imaging and treating the patient on different systems and mechanically adjusting the C-arm to treat from different angles.

Quantitative fan beam CT.  The Hi-Art system uses a low-intensity, fan beam CT to collect quantitative images prior to each treatment. These images allow lung tissue, fat, muscle and bone to be clearly distinguished. In addition, because of the low dose involved, clinicians can safely take daily images, which aid in treatment planning. These daily images allow patient positioning based on highly accurate images of the tumor and soft-tissue anatomy at the time of treatment. Competing image-guided radiation therapy systems rely on non-quantitative cone beam radiation detectors which do not depict cell density and internal tissue anatomy as accurately as, and can be more sensitive to patient movement compared to, fan beam images. The higher doses of radiation associated with the imaging devices in many competing radiation systems may also lead clinicians to avoid daily imaging, making those imaging systems less useful for identifying subtle changes to the tumor or internal patient anatomy.

Binary multi-leaf collimator.  The Hi-Art system’s MLC is attached in front of the linear accelerator and consists of 64 individual tungsten leaves that move across the beam in less than 20 milliseconds to either block or allow the passage of radiation, effectively shaping the beam as it is emitted. Each leaf’s binary movement from open to closed defines a beamlet of radiation, and the intensity of the beamlet is modulated based on the length of time the leaf is open. The shape of the treatment field is defined by the pattern of all of the beamlets. A typical Hi-Art treatment delivers tens of thousands of beamlets.

Treatment planning system.  The treatment planning station allows the user to develop and later modify a prescriptive outline for the radiation therapy treatment. CT images of the patient are imported and stored within the planning station and the clinician can develop or adjust a prescriptive outline by establishing dose constraints and objectives for both tumor cells and sensitive structures surrounding the tumor. These constraints and objectives are then used as input for optimized dose calculations. The treatment planning system also creates a fractionation schedule for the treatment delivery.

Optimizer.  After the prescriptive dose is developed, the Hi-Art system optimizer calculates the MLC delivery pattern that most closely meets the prescribed radiation objectives and constraints. By adjusting specific plan parameters, the clinician can maximize the radiation dose to the tumor and minimize the exposure of healthy tissue. Using parameters specific to the treatment plans, an intensity pattern is created that controls the MLC leaves. The plan also specifies the optimized treatment field size, couch speed, and gantry speed to be used for treatment.

Integrated database server.  All data generated or used by the Hi-Art system throughout all phases of treatment is stored in a single database which contains patient information and machine data used by the entire system. The integrated database stores initial planning images, images taken during the course of treatment, dose verification and quality assurance data collected during treatment delivery. No other radiation therapy treatment system makes use of a single database server to store data from all phases of treatment from the first prescriptive treatment outline until the last fraction of radiation has been delivered. The integration of this data in one server allows the clinician to more quickly and more easily assess the accuracy of the treatment delivery, and develop and adjust the treatment plan. We believe that this comprehensive data, including the radiation actually received by patients, will facilitate clinical studies of the efficacy of treatments which will help improve the standard of care.

Primary beam stop and radiation beam shielding.  We believe that the Hi-Art system contains more radiation shielding, which absorbs radiation, around the linear accelerator than any other linear accelerator currently available. This shielding protects the patient from receiving unwanted radiation leakage to the parts of the body not being treated. The Hi-Art system also contains a lead beam stop on the opposite side of the ring gantry from the linear accelerator that absorbs the primary radiation beam after it has passed through the patient. The increased shielding and beam stop limit the amount of radiation that leaks from the system into the treatment room, reduces the shielding required in the walls of the facility in which the Hi-Art system is located and protects the patient from unwanted radiation.

Marketing and Sales

Our sales and marketing activities are focused on selling the Hi-Art system to university research centers, community hospitals, private and governmental institutions and cancer care centers worldwide. These facilities routinely replace cancer treatment equipment at the end of the equipment’s life and upgrade or expand their treatment capabilities. Representative customers in the United States include: M.D. Anderson Cancer Center (Orlando, FL), City of Hope Comprehensive Cancer Center (Los Angeles, CA) and The Johns Hopkins Sidney Kimmel Comprehensive Cancer Centre (Baltimore, MD). Representative foreign customers include: UCL-St-Luc University Hospital (Brussels, Belgium), L’Institut Curie (Paris, France), Charité Berlin

(Berlin, Germany), Hong Kong Sanatorium and Hospital (Hong Kong, China) and Aichi Cancer Center Hospital and Research Institute (Aichi, Japan).

We divide the global market into three regions: North America, Europe and Asia. During the last two years we have expanded our sales and marketing efforts from focusing on North America to include Europe and Asia. These markets accounted for 57%, 22% and 21%, respectively, of our revenue during fiscal year 2006; 78%, 7% and 15%, respectively, of our revenue during fiscal year 2005; and 94%, 6% and 0%, respectively, of our revenue during fiscal year 2004. As of December 31, 2006, we had a total of 49 employees in our sales and marketing groups, six distributors and seven sales agents. We intend to increase and expand our global sales and marketing capabilities in 2007 in order to further penetrate these geographic regions.

Under our standard sales agent agreement, our sales agents identify potential end customers and assist our sales and marketing personnel with promotion and sales of the Hi-Art system. Under our standard distribution agreement, we appoint an exclusive distributor for a specific country for a period of three years. We agree each year upon an annual sales plan and are entitled to terminate the agreement if the distributor fails to meet their sales targets. Our distributor agreements require us to assist with the initial four installations of Hi-Art systems within their region. Following these first four installations, the distributor is obligated to perform any post shipment work including installation, testing, training and post-installation warranty work. We have developed a certification procedure to ensure distributors can fulfill these obligations. Upon completion of this certification, the distributor is deemed by us to be qualified and our personnel are no longer involved in the installation procedures.

Our sales and marketing operations in each global region are as follows:

North America.  In the United States and Canada, we market the Hi-Art system through an experienced team of direct sales personnel consisting of regional sales managers and sales directors. As of December 31, 2006, our sales force in the United States and Canada consisted of ten regional sales managers and two sales directors. Each regional sales manager is responsible for all sales targets and customer relations within an assigned geographic region. Their responsibilities include achievement of orders, sales and margin budgets, forecasting, market coverage and penetration, expense management and ongoing customer satisfaction. Sales directors, in turn, are responsible for assisting the regional sales managers in delivering the financial targets for each geographic region. In addition, we have three product managers who are responsible for developing market strategies, establishing pricing, determining strategic market fit, identifying data and trends supporting clinical efficacy, and developing sales support materials and promotions.

Europe.  In Europe, we market the Hi-Art system through a sales force consisting of two direct sales employees and seven sales agents as of December 31, 2006. We support our European marketing and sales activities from both our U.S. headquarters in Madison, Wisconsin and our European headquarters in Brussels, Belgium. We intend to continue to build upon our European marketing efforts by adding more direct sales personnel and sales agents in key markets.

Asia.  We market and sell the Hi-Art system in Asian countries primarily through distributors. As of December 31, 2006, our sales force in Asian countries consisted of two employees and six distributors. We support our Asian marketing and sales activities from our U.S. headquarters in Madison, Wisconsin. We intend to build a stronger presence in the Asian region, which may include the addition of direct sales personnel in key markets.

We also assist our customers in their marketing of the Hi-Art system. We provide customers with a public relations kit and marketing materials, such as brochures and a model press release in order to assist them in raising the public awareness of the technological differences of the Hi-Art system compared to traditional radiation therapy systems.

Customer Service and Support

We consider service and support to be a key component of our marketing strategy. We believe that the availability and responsiveness of our highly-trained service organization has played an important role in increasing the market penetration of the Hi-Art system. Service revenue comprises a small, but growing portion of our total revenue due to the sophistication and relative newness of our product, as well as the growth in our installed base. Our service team first has contact with a customer during the initial phases of site planning and continues to be available throughout the lifecycle of the system.

Site planning and installation.  We offer site planning services to all of our customers. Each installation is assigned a dedicated project manager and installation team with local design experts. The team assists customers in retrofitting existing bunkers or in the construction of new bunkers. The team dedicated to the installation of a unit oversees each project from start to finish, ensuring that the Hi-Art system unit functions according to specifications and meets the customer’s expectations. We thoroughly test each Hi-Art system prior to releasing it from our manufacturing facility to ensure that the system is fully operational. As a result, installations typically require only approximately 45 days from the time the system is delivered on site until the system is ready for treatment of the first patient.

Training.  We offer comprehensive training for physicists, dosimetrists and therapists. Courses include technical, physics and application training. Initial training is included in the base system price of a Hi-Art system and typically requires three weeks to complete. This training is conducted at both the customer’s site and our facilities in Madison, Wisconsin. Ongoing training related to system upgrades is available at both our North American Customer Training Center in Madison, Wisconsin and our European Customer Training Center in Antwerp, Belgium, which will commence operations in the first-half of 2007. Technical training courses are available for our field service engineers and for those customers participating in our post-warranty service contracts.

Standard warranty and support services.  We provide a standard warranty on each of our systems for parts and labor for a period of one year. We have a worldwide team of over 100 experienced field service engineers and maintain more than 20 regional spare parts depots to facilitate rapid response to requests for parts or service. Kuehne + Nagel stores almost all of our spare parts inventory in our regional spare parts depots and performs a significant portion of our logistics and shipping activities in connection with our customer support. The majority of our field service engineers are TomoTherapy employees, but in select countries in Asia, field service engineers are employees of our distributors. To support our field service engineers we maintain two call centers, which our customers can access by dialing a single telephone number from anywhere in the world. Our call centers operate 24 hours a day, seven days a week, and are staffed with trained technical personnel, including physicists. We provide additional procedural support to customers through our technical experts in the United States, Europe and Asia. We also have key logistics and training operations in Madison, Wisconsin and Brussels, Belgium. Our call centers and procedural support services work together seamlessly to serve our customers on a simultaneous and integrated basis.

Tomo Lifecycle Care.  In addition to our standard one-year warranty, we also offer a range of Tomo Lifecycle Care, or TLC, post-warranty equipment service agreements that permit customers to contract for the level of equipment maintenance they require. Our most popular TLC service agreement is the Total TLC Service Package, or Total TLC, which is a comprehensive care package providing complete system coverage. Total TLC ensures the highest levels of performance, with the lowest risk to the customer. Under Total TLC, we provide customers with full spare parts coverage, including installation, service by a TomoTherapy field service engineer and full planned maintenance. As of December 31, 2006, approximately 75% of our customers had selected to participate in Total TLC. We also offer the Partnership TLC Service Package, or Partnership TLC, pursuant to which we provide customers with technical training, remote support, full spare parts coverage and semi-annual planned maintenance and the Support TLC Service Package, or Support TLC, pursuant to which we provide customers with technical training, remote support and a 10% discount on all spare parts. For both the Partnership TLC Service Package and the Support TLC Service Package, we provide on-site repair and parts installation services on a billable basis, as required.

Online resources.  Our customers can also take advantage of the following on-line resources to obtain support at anytime:

•	TomoGateway. TomoGateway links our customer call centers directly to a customer’s Hi-Art system over a secure connection. Using this direct connection, our support staff can perform online diagnostics, examine system log files and look at real-time data to assist customers in identifying and addressing problems with their units. Such real-time data allows us to provide our customers with continual support and enables our customers to maintain high levels of system operability. Access to TomoGateway is included at no additional charge during the standard one-year warranty period and with Total TLC and Partnership TLC.

•	TomoExchange. TomoExchange is a secure, web-based tool that is designed to provide a communication portal between TomoTherapy and our customers and to facilitate communication and collaboration among all end users of Hi-Art. The platform features e-mail integration and a product feedback tool as well as an on-line forum that allows customers to share information about the Hi-Art system, learn about relevant upcoming events and review important announcements. TomoExchange is available to all customers operating the Hi-Art system.

Competition

We consider the competition for our product to be existing radiation therapy systems, primarily from traditional radiation therapy devices using C-arm linear accelerators. We compete primarily with a number of existing radiation therapy equipment companies, including Varian Medical Systems, Inc., Siemens Medical Solutions, Inc., a division of Siemens AG, Elekta AB. We also compete to a lesser extent with Accuray Incorporated and BrainLAB AG, which currently target the stereotactic radiosurgery market with their products and market primarily to neurosurgeons. We currently market our products to radiation oncologists. Many of our competitors have greater financial, marketing and management resources and service infrastructure than we do, as well as more established reputations and significant market share.

Our customers’ equipment purchase considerations typically include reliability, service capabilities, patient throughput, treatment quality, price and payment terms. We believe that we compete favorably with our competitors based upon the technology offered by the Hi-Art system. We strive to provide a technologically superior product that covers substantially all aspects of radiation therapy to deliver more precise, high-quality clinical outcomes that meet or exceed customer expectations.

In addition to competition from technologies performing similar functions as the Hi-Art system, competition also exists for the limited capital expenditure budgets of our customers. For example, the Hi-Art system may compete with other equipment required by a radiation therapy department for financing under the same capital expenditure budget, which is typically limited. A purchaser, such as a hospital or cancer treatment center, may be required to select between the two items of capital equipment. Our ability to compete may also be adversely affected when purchase decisions are based solely upon price, since our product is a premium-priced system due to its higher level of functionality. This outcome may occur if hospitals and clinics give purchasing decision authority to group purchasing organizations that focus primarily on pricing when making purchase decisions.

Research and Development

The radiation therapy equipment market has been significantly impacted by the introduction of new technologies. We continuously conduct research and development to enhance the reliability and performance of the Hi-Art system and to develop new components and product enhancements so that we can maintain and improve upon our market position.

We maintain research and product development staffs responsible for basic research, software enhancements, system integration and development, product design and engineering. Research and product development expenditures totaled $21.4 million in 2006, $11.4 million in 2005 and $6.5 million in 2004. As of December 31, 2006, we had a total of 139 employees in our research and product development groups. We believe the quality and expertise of our research and development team of medical physicists, computer scientists and engineers, together with our external research collaborations, distinguishes us from our competitors.

A key component of our research and development program is our collaboration with research programs at selected hospitals, cancer treatment centers, academic institutions and research institutions worldwide. Our agreements with these third-party collaborators generally require us to make milestone-based payments during the course of a particular project and often also require that we make up-front payments to fund initial activities. Generally, we own or have a right to license any inventions resulting from the collaboration. Our third-party collaborators are generally granted a royalty-free license for the purpose of continuing their research and development and, from time to time, we also grant broader licenses. Our research collaboration programs include work on clinical protocols and hardware and software developments. Current research initiatives include increasing patient throughput using a simplified radiation delivery process, automating the adaptive radiation therapy process, real time accommodation of moving targets with superior treatment margins, equipment diagnosis and maintenance tools including remote machine quality assurance and other applications. We also work with suppliers to develop new components in order to increase the reliability and performance of the Hi-Art system and seek opportunities to acquire or invest in the research of other parties where it is likely to benefit the Hi-Art system.

Manufacturing and Supplies

We manufacture each Hi-Art system in a newly-constructed, 64,000 square foot facility in Madison, Wisconsin. The facility employs state-of-the-art manufacturing techniques and equipment. Our company-wide quality system is certified and compliant to the internationally-recognized quality system standard, International Standards Organization, or ISO, 13485:2003. We believe that this manufacturing facility will be adequate for our expected growth and foreseeable future demands for the next three to five years.

The manufacturing processes at our facility include subassembly, assembly, system integration and final testing. Our manufacturing personnel consist of highly trained assemblers and technicians supported by production engineers as well as planning and supply chain managers. Our quality assurance program includes various quality control measures from inspection of raw material, purchased parts and assemblies through on-line inspection. We are currently in the process of incorporating lean manufacturing techniques to improve manufacturing flow and efficiency. Lean manufacturing techniques include reducing wasteful and extraneous activities, balancing assembly and test flow as well as better utilizing production assets and resources.

Unlike most of our competitors, we assemble, test and fully commission each Hi-Art system in our manufacturing facility before shipment to the customer. Our product is partially disassembled for shipment to allow the system to fit through most doors, which facilitates installation. This method allows the system to be installed at the customer site with radiation “beam-on” within four days. It further enhances our ability to make the Hi-Art system treatment ready for patient treatment approximately 45 days after installation, commission and training.

We purchase material, subassemblies and components from third-party suppliers that are either standard products or customized to our specifications and integrate them into the finished system. Supplier quality and delivery performance are closely monitored to meet all product specifications and suppliers are also expected to contribute to our continuous improvement efforts.

Some of the components used in the Hi-Art system are obtained from single- or limited-source suppliers. These components include the gantry, linear accelerator, couch, magnetron and solid state modulator. We purchase these components from major industry suppliers, but we do not have long-term supply contracts with the supplier of our magnetron and solid state modulator. An affiliate of one of our competitors, Siemens Medical Solutions, Inc., is our supplier for the linear accelerator used in the Hi-Art system. The management of these supply relationships is conducted with scheduled business reviews and periodic program updates. However, since our products have been designed to incorporate these specific components, any change in our ability to obtain such components on a timely basis would require significant engineering changes in our product should we need to incorporate substitute components. As a result, we submit long-term orders and forecasts to our single-source suppliers so that our demand can be satisfied and any capacity problem can be mitigated. Although inventory levels fluctuate from time to time, our goal is to carry approximately three months of inventory of key components.

Reimbursement

United States Reimbursement Regulation

In the United States, healthcare providers that purchase medical devices generally rely on third-party payors, such as Medicare, Medicaid, private health insurance plans and health maintenance organizations, to reimburse all or a portion of the cost of the devices, as well as any related healthcare services. Our ability to market and sell the Hi-Art system successfully depends in part upon the extent to which appropriate coverage and reimbursement for procedures and treatment planning using the Hi-Art system are obtained from third-party payors. We cannot guarantee that a particular third-party payor will provide coverage or reimbursement for procedures and treatment planning using the Hi-Art system or the adequacy of such coverage or reimbursement.

Medicare reimbursement for operating costs for radiation therapy performed on hospital inpatients generally is set under the Medicare prospective payment system, or PPS, diagnosis-related group, or DRG, regulations. Under PPS, Medicare pays hospitals a fixed amount for services provided to an inpatient based on his or her DRG, rather than reimbursing for the actual costs incurred by the hospital. Patients are assigned to a DRG based on their principal and secondary diagnoses, procedures performed during the hospital stay, age, gender and discharge status. Medicare also reimburses pursuant to PPS for capital costs which incorporates an add-on to the DRG-based payment to cover capital costs.

Hospital outpatient services are also covered by PPS. Under the outpatient PPS system, Medicare reimburses outpatient services according to rates calculated by Medicare for groups of covered services known as “ambulatory payment classification,” or APC, groups. Approximately 15 APC groups involve radiation oncology services. The reimbursement for each APC group is derived from a complicated calculation that incorporates historical cost information, including capital acquisition costs.

Medicare reimburses all physicians based on two separate practice expense values for each physician service, one for when a service is furnished in a facility setting and another when the service is performed in a physician’s office. Typically, for a service that could be provided in either setting, the practice expense value would be higher when the service is performed in a physician’s office, because it would cover a physician’s costs such as equipment, supplies and overhead. If the physician provides the service in a hospital, the reimbursement paid to the physician for professional services is lower, because the expense for overhead associated with the services is borne by the hospital and is included in the hospital’s reimbursement by Medicare.

The U.S. Congress from time to time considers various Medicare and other healthcare reform proposals that could affect both private and public reimbursement for healthcare services in hospitals and freestanding clinics. In addition, the U.S. federal government reviews and adjusts reimbursement rates for medical procedures, including radiation treatment, on an annual basis. Private insurers often establish payment levels and policies based on reimbursement rates and guidelines established by the government. As a result, changes in reimbursement levels or coverage determinations may result in changes in coverage or reimbursement by private insurers.

Reimbursement for services rendered to Medicaid beneficiaries is determined pursuant to each state’s Medicaid plan, which is established by state law and regulations, subject to requirements of federal law and regulations. The Balanced Budget Act of 1997 has revised the Medicaid program to allow each state more control over coverage and payment issues. In addition, the Centers for Medicare and Medicaid Services, or CMS, has granted many states waivers to allow for greater control of the Medicaid program at the state level. The impact on our business of this greater state control on Medicaid payment for diagnostic services remains uncertain.

CMS has published a modest increase in Medicare and Medicaid reimbursement rates for radiation therapy procedures, such as daily treatments, planning, positioning of patients and quality assurance, in U.S. hospitals, effective as of January 1, 2007. Radiation therapy procedures using the Hi-Art system qualify for reimbursement under these increased rates. Under current CMS rates, hospitals receive reimbursement of $336 and $849 for IMRT treatment and IMRT planning, respectively. Free standing clinics receive reimbursement of $642 and $1,755 for IMRT treatment and IMRT planning, respectively.

Included in the new CMS rates is a new code to reimburse IGRT using radiographic, fluoroscopic or computed tomography CT x-ray images for the purpose of properly positioning patients to ensure accurate delivery of radiation doses. The new code, 77014, includes a physician’s fee of approximately $44 per day in addition to technical fees for hospitals or clinics. The daily technical reimbursement adjusted by the geographical wage index for these imaging procedures is $95 at hospitals and $123 for clinics. The global fee for freestanding centers is approximately $165, including both the technical and professional components. We believe, based on information provided by our end customers, that, at these reimbursement levels, a positive return on investment in the Hi-Art system can occur within 18 to 24 months of initiating patient treatment. We do not expect these new rates to have a material impact on a clinician’s decision whether or not to purchase the Hi-Art system for IGRT.

Foreign Reimbursement Regulations

Internationally, reimbursement and healthcare payment systems vary from country to country and include single-payor, government managed systems as well as systems in which private payors and government-managed systems exist side-by-side. In general, the process of obtaining coverage approvals has been slower outside of the United States. Our ability to achieve adoption of the Hi-Art system as well as significant sales volume in international markets we enter will depend in part on the availability of reimbursement for procedures performed using our product.

Government Regulation

United States Medical Device Regulation

As a manufacturer and seller of medical devices and devices that generate ionizing x-ray radiation, we and some of our suppliers and distributors are subject to extensive regulation by federal and state governmental authorities. In the United States, our products are primarily regulated by the U.S. Food and Drug Administration, or FDA. Regulations promulgated by the FDA relating to medical device and radiation producing devices govern:

•	design, development, testing and clinical investigations involving humans;

•	manufacturing;

•	packaging, labeling, marketing and sales;

•	distribution, including importing and exporting;

•	possession and disposal; and

•	recalls and replacements.

These FDA regulations require that manufacturers adhere to certain standards to ensure that the medical devices are safe and effective.

FDA Quality System Regulation

Our manufacturing operations for medical devices must comply with the FDA’s Quality System Regulation, or QSR. The QSR requires that each manufacturer establish and implement a quality system by which the manufacturer monitors the manufacturing process and maintains records that show compliance with FDA regulations and the manufacturer’s written specifications and procedures relating to the devices. Compliance with the QSR is necessary to receive FDA clearance or approval to market new products and is necessary for a manufacturer to be able to continue to market cleared or approved product offerings. Among other things, these regulations require that manufacturers establish performance requirements before production. The FDA makes announced and unannounced inspections of medical device manufacturers and may issue reports, known as Form FDA 483 reports, listing instances where the manufacturer has failed to comply with applicable regulations and/or procedures, or Warning Letters which, if not adequately responded to, could lead to enforcement actions against the manufacturer, including fines and total shutdown of production facilities and criminal prosecution. Inspections usually occur every two years. We have not received any Form FDA 483 reports to date.

FDA Clearance and Regulation of Future Products

The FDA requires that the manufacturer of a new medical device or a new indication for use of, or other significant change in, an existing medical device obtain either clearance via a 510(k) pre-market notification or approval via a premarket approval application, or PMA, before the manufacturer may take orders and distribute the product in the United States.

510(k) clearance process.  The 510(k) clearance process is applicable when the new product being developed is substantially equivalent to an existing commercially available product. The process of obtaining 510(k) clearance can take from three to twelve months from the date the application is filed and generally requires submitting supporting design and test data, which can be extensive and can prolong the process for a considerable period of time beyond three months. After a product receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in the intended use of the device, technology, materials, packaging or manufacturing process may require a new 510(k) clearance. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with the manufacturer’s decision, it may retroactively require the manufacturer to submit a request for 510(k) pre-market notification clearance and can require the manufacturer to cease marketing and/or recall the product until 510(k) clearance is obtained.

De novo classification.  If the FDA denies 510(k) clearance of a product because it is novel and an adequate predicate product does not exist, the “de novo classification” procedure can be invoked based upon reasonable assurance that the product is safe and effective for its intended use. This procedure approximates the level of scrutiny in the 510(k) process but may add several months to the clearance process. If the FDA grants the request, the product is permitted to enter commercial distribution in the same manner as if 510(k) clearance had been granted.

Premarket application approval process.  If the FDA denies 510(k) clearance for a product and denies de novo classification, the product must follow the premarket application approval, or PMA, process. Under the PMA process, the applicant must generally conduct at least one clinical protocol and submit extensive supporting data and clinical information in the PMA to prove the safety and effectiveness of the product. This process typically takes at least one to two years from the date the pre-market approval is accepted for filing, but can take longer for the FDA to review.

To date, all of our products have been classified as Class II medical devices. Class II medical devices are those for which general controls alone are insufficient to assure safety and effectiveness, and existing methods are required to provide such assurances. These methods include, but may not be limited to, additional product labeling, compliance with industry and product safety standards and additional scrutiny in 510(k) reviews. Class II medical devices require only 510(k) clearance. We received our initial 510(k) clearance for the Hi-Art system in 2002.

Advertising regulation.  The FDA and the Federal Trade Commission, or FTC, also regulate the promotion and advertising of our products. In general, we may not promote or advertise our products for uses not within the scope of our clearances or approvals or make unsupported safety and effectiveness claims.

Radiological health.  We are also regulated under the Electronic Product Radiation Control Provisions of the Federal Food, Drug, and Cosmetic Act because the Hi-Art system contains X-ray components and is used in conjunction with a laser positioning system, and because we assemble these components during manufacturing and service activities. The Electronic Product Radiation Control Provisions require laser and X-ray products to comply with certain regulations and applicable performance standards. Manufacturers are required to certify in product labeling and reports to the FDA that their products comply with all necessary standards as well as maintain manufacturing, testing and sales records for their products. The Electronic Product Radiation Control Provisions also require manufacturers to report product defects and affix appropriate labeling to covered products. Failure to comply with these requirements could result in enforcement action by the FDA, which can include injunctions, civil penalties, and the issuance of warning letters. We have developed and implemented procedures to ensure compliance with the Electronic Product Radiation Control Provisions.

United States Privacy and Security Laws

The Health Insurance Portability and Accountability Act of 1996 sets national standards for some types of electronic health information transactions and the data elements used in those transactions and standards to ensure the integrity and confidentiality of patient health information. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their protected health information and limiting most use and disclosure of health information to the minimum amount reasonably necessary to accomplish the intended purpose. State privacy laws have their own penalty provisions, which could apply in a given case.

United States Fraud and Abuse Laws and Regulations

The healthcare industry is also subject to a number of “fraud and abuse” laws and regulations, including physician self-referral prohibitions, anti-kickback laws, and false claims laws. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws constrain the sales, marketing and other promotional activities of manufacturers of medical products, such as us, by limiting the kinds of financial arrangements we may have with hospitals, physicians and other potential purchasers of medical products who may seek reimbursement from a federal or state health care program such as Medicare or Medicaid.

Physician self-referral laws.  The federal Ethics in Patient Referral Law, also known as the Stark Law, prohibits a physician from referring Medicare or Medicaid patients to an entity with which the physician (or a family member) has a financial relationship. The Stark Law specifically prohibits physicians from making such referrals for “designated health services,” including radiology and radiation therapy services.

Anti-kickback laws.  The federal Anti-Kickback Statute makes it a criminal offense to knowingly and willingly solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of items, services or business, including the purchase of medical devices from a particular manufacturer or the referral of patients to a particular supplier of diagnostic services utilizing such devices that are reimbursable by a state or federal health care program, such as Medicare or Medicaid. There are established regulatory “safe harbors” that define certain financial transactions and practices that are not subject to the Anti-Kickback Statute.

Federal False Claims Act.  The federal False Claims Act prohibits anyone from knowingly and willfully presenting, or causing to be presented, claims for payment, that are false or fraudulent, for services not provided as claimed or for medically unnecessary services.

The Office of the Inspector General of the U.S. Department of Health and Human Services prosecutes violations of the above mentioned fraud and abuse laws. Any violation of such laws may result in criminal and/or civil sanctions including, imprisonment and exclusion from participation in federal healthcare programs such as Medicare and Medicaid. In addition, these fraud and abuse laws, which exist in a number of states and apply regardless of whether Medicare or Medicaid patients are involved, may result in lower utilization of certain diagnostic or therapeutic procedures, which may affect the demand for our products.

The laws and regulations and their enforcement are constantly undergoing change, and we cannot predict what effect, if any, changes may have on our business. In addition, new laws and regulations may be adopted which adversely affect our business. There has been a trend in recent years, both in the United States and internationally, toward more stringent regulation and enforcement of requirements applicable to medical device manufacturers and requirements regarding protection and confidentiality of personal data.

State Certificate of Need Laws

In some states, a certificate of need or similar regulatory approval is required prior to the acquisition of high-cost capital items or the provision of new services. These laws generally require appropriate state agency determination of public need and approval prior to the acquisition of such capital items or addition of new services. Certificate of need regulations may preclude our customers from acquiring the Hi-Art system and from performing procedures using the Hi-Art system. Certificate of need laws are the subject of ongoing legislative activity, and a significant increase in the number of states regulating the acquisition and use of the Hi-Art system through certificate of need or similar programs could adversely affect us.

Foreign Regulation of Medical Devices

Our operations outside the United States are subject to regulatory requirements that vary from country to country and frequently differ significantly from those in the United States. Failure to obtain and maintain regulatory approval or clearance in any foreign country in which we market or plan to market the Hi-Art system may have a negative effect on our ability to generate revenue and harm our business. In all of the countries in which we are currently selling the Hi-Art system we have either received regulatory approval, directly or through our agents, or been informed that approval is not required.

In general, our products are regulated outside the United States as medical devices by foreign governmental agencies similar to the FDA and the FTC. In addition, in foreign countries where we have operations or sell products, we are subject to laws and regulations applicable to manufacturers of medical devices, radiation producing devices and to the healthcare industry, and laws and regulation of general applicability relating to environmental protection, safe working conditions, manufacturing practices and other matters. These laws and regulations are often comparable to or more stringent than U.S. laws and regulations. Our sales of products in foreign countries are also subject to regulation of matters such as product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. We rely in some countries on our foreign distributors to assist us in complying with applicable regulatory requirements.

Regulation in Europe

In the European Union, or EU, we are required under the European Medical Device Directive to affix the Conformité Européene, or CE, mark to our products in order to sell the products in member countries of the EU. The CE mark is an international symbol that represents adherence to certain essential principles of safety and effectiveness mandated in the European Medical Device Directive. Once affixed, the CE mark enables a product to be sold in member countries of the EU.

The method of assessing conformity with the European Medical Device Directive depends on the type and class of the product, but normally involves both a self-assessment by the manufacturer and a third-party assessment by an institution appointed by a European Union member state to conduct the conformity assessment. We received authorization to affix the CE mark to Hi-Art in February 2005, allowing us to sell our products throughout the EU.

If we modify the Hi-Art system, we may need to apply for permission to affix the CE mark to the modified product. Additionally, we will need to apply for a CE mark for any new products that we may develop in the future. We cannot be certain that we will be able to obtain permission to affix the CE mark for modified or new products or that we will continue to meet the quality and safety standards required to maintain the permissions that we receive. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in the EU member countries.

Regulation in Other Countries

We are subject to regulation in Japan, where we sell our product through Hi-Art Co., Ltd., our Japanese distributor. We received government approval to market the Hi-Art system from the Ministry of Health and Welfare in December 2004.

We are subject to additional regulations in other foreign countries in which we market and sell the Hi-Art system. These countries include Canada, China, Singapore, Japan, India, Taiwan and South Korea. We or our distributors will receive all necessary approvals or clearance prior to marketing our products in those international markets.

The International Standards Organization promulgates internationally recognized standards, including those for the requirements of quality systems. We are certified to the ISO 13485:2003 standard, which specifies the quality system requirements for medical device manufacturers.

Intellectual Property

The proprietary nature of, and protection for, our product implementations, processes and know-how are important to our business. We rely on patents, trademarks, copyrights, trade secrets, other intellectual property and continuing innovation to develop and maintain our competitive position.

We seek patent protection in the United States and in foreign jurisdictions for our product implementations, components and other technology where available and when appropriate. We hold or license 19 U.S. patents, 24 pending U.S. patent applications, 61 foreign patents and 71 foreign patent applications, including 16 U.S. patents, 61 foreign patents and 19 foreign patent applications licensed from the Wisconsin Alumni Research Foundation, or WARF.

Assuming that all maintenance fees and annuities continue to be paid, our patents will expire on various dates between 2021 and 2022. We cannot provide any assurance that any patents will be issued from any of our pending patent applications, nor can we provide any assurance that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology. We intend to aggressively defend the patents we hold, and we intend to vigorously contest claims other patent holders may bring against us.

In addition to our patents and pending patent applications, we use trade secrets and proprietary know-how in our products. Any of our know-how or trade secrets not protected by a patent could be disclosed to, or independently developed by, a competitor.

We have periodically monitored and continue to monitor the activities of our competitors and other third parties with respect to their use of intellectual property. In addition, we require our employees, consultants and outside scientific collaborators to execute confidentiality, invention assignment and, where appropriate, non-competition agreements upon commencing employment or consulting relationships with us.

Employees

At December 31, 2006, we had approximately 492 full-time and part-time employees worldwide, 458 of which are in the United States and 34 elsewhere. None of our employees based in the United States are unionized or subject to collective bargaining agreements. We believe that our current relationship with our employees is good.

Properties and Facilities

Our principal executive offices are located in Madison, Wisconsin, where we lease three buildings:

•	an office building totaling approximately 61,000 square feet under a lease expiring 2014;

•	a manufacturing facility totaling approximately 64,000 square feet under a lease expiring 2018; and

•	a portion of an office building totaling approximately 17,000 square feet under a lease expiring 2008.

In addition, we lease office space totaling approximately 5,000 square feet in Brussels, Belgium under a lease expiring in 2014. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are subject to various claims and legal proceedings arising in the ordinary course of our business. We believe that the ultimate resolution of these matters, whether individually or in the aggregate, will not have a material adverse effect on our business, prospects, financial condition and results of operations.

MANAGEMENT

The following table sets forth the names, ages and positions held by our executive officers and directors as of the date of this prospectus.

Name	Age	Position

Frederick A. Robertson	51	Chief Executive Officer and Director
Paul J. Reckwerdt	55	President, Co-Founder and Director
Stephen C. Hathaway	51	Chief Financial Officer and Treasurer
Steven G. Books	57	Chief Operating Officer
John H. Hughes	57	Vice President of Business Development
Gustavo H. Olivera	41	Vice President of Research
Mary Elizabeth Klein	50	Vice President of Global Sales
Delwin T. Coufal	45	Vice President of Marketing
Kenneth D. Buroker	57	Vice President of Regulatory Affairs and Quality
Shawn Guse	36	Vice President, Secretary and General Counsel
T. Rockwell Mackie(1)	52	Chairman of the Board of Directors and Co-Founder
Michael J. Cudahy	82	Director
John J. McDonough(2)	70	Director
John P. Neis(1)(2)(3)	51	Director
Cary J. Nolan(1)(3)	64	Director
Carlos A. Perez(1)	72	Director
Sam R. Leno(2)	61	Director
Frances S. Taylor(3)	61	Director

(1)	Member of the nominating and corporate governance committee.

(2)	Member of our audit committee.

(3)	Member of our compensation committee.

Frederick A. Robertson, M.D. has served as our Chief Executive Officer and a director since January 2005. Prior to joining TomoTherapy, from 2000 through 2004, Dr. Robertson served as an Assistant Professor of Anesthesiology at the Medical College of Wisconsin. From 1998 to 2000, Dr. Robertson served as President and Chief Executive Officer of GE Marquette Medical Systems, and later as Chief Clinical Officer of GE Medical Systems. Dr. Robertson previously held management positions with Marquette Medical Systems, including President and Chief Executive Officer, President-Patient Monitoring Division and Medical Director. Dr. Robertson also serves as a director of Access Genetics, LLC, a molecular diagnostics and interpretation company, and InnerWireless, Inc., a wireless infrastructure and radio frequency location system business. Dr. Robertson has an M.B.A. from San Diego State University and an M.D. from the University of Wisconsin Medical School.

Paul J. Reckwerdt co-founded our company in 1997 and has served as a director since December 1997. Mr. Reckwerdt has served as our President since 1999, and previously served as our Treasurer from 2000 until 2003, as our Secretary from 1997 until 2003 and as our Vice-President from 1997 until 1999. Mr. Reckwerdt was a researcher at the University of Wisconsin from 1986 to 1999. From 1988 to 1999, Mr. Reckwerdt conducted research focusing on advanced cancer therapy. From 1986 to 1988, Mr. Reckwerdt worked on the X-ray microbeam project and the Speech Motor Control lab, which are international research facilities designing tools for research in ALS, Parkinson’s disease, Dementia and Alzheimer’s disease. In 1992, Mr. Reckwerdt co-founded Geometrics Corporation, a radiation treatment planning company. Mr. Reckwerdt serves on the board of WAVE Entrepreneur program at the University of Wisconsin. Mr. Reckwerdt has a B.S. in mathematics from Northern Illinois University.

Stephen C. Hathaway has served as our Chief Financial Officer and Treasurer since joining us in 2003. Prior to joining us, Mr. Hathaway served from 1996 to 2003 as Vice President and Chief Financial Officer of SurModics, Inc., a coatings supplier to the medical device industry. From 1995 to 1996, Mr. Hathaway served as Director of Finance with Ceridian Employer Services, a payroll processing company. From 1988 to 1995, Mr. Hathaway served as Vice President Finance and Operations with Wilson Learning Corporation, and from 1977 to 1988, Mr. Hathaway was employed by Arthur Andersen LLP, finishing as an Audit Manager. Mr. Hathaway has a B.S. in Accounting from Miami University.

Steven G. Books joined TomoTherapy as Vice President of Operations in April 2005 and has served as our Chief Operating Officer since July 2006. From 2004 to 2005, Mr. Books was President of Hawk Visions LLC, a leadership consulting organization. From 2001 to 2004, he was President and Executive Director of Pier Wisconsin Ltd., a not-for-profit educational association. From 1998 to 2000, Mr. Books served as Vice-President, Worldwide Manufacturing, Supply Chain and Logistics at GE Medical, from 1997 to 1998 as Senior Vice-President, Worldwide Manufacturing and Monitoring Engineering, Marquette Medical Systems, and from 1994 to 1997 as Vice-President and General Manager, Cardiology Division at Marquette Medical Systems. Mr. Books has a B.A. in Philosophy and History from the University of Wisconsin - Milwaukee.

John H. Hughes has served as Vice President of Business Development since January 2007. Mr. Hughes previously served as our Vice President of International Commercial Operations from July 2006 to January 2007, as Vice President of Global Sales from March 2005 to July 2006, as Director of Sales and Marketing from September 2003 to March 2005 and as Director of Product Programs from September 2002 to September 2003. Prior to joining us, Mr. Hughes worked at Siemens Medical Systems, Oncology Division, in various marketing positions from 1995 to 2002. Mr. Hughes has an Associate Degree in Electrical Electronics from the British Columbia Institute of Technology, Canada.

Gustavo H. Olivera has served as our Vice President of Research since 2005. Dr. Gustavo Olivera joined the TomoTherapy’s research group in 1999. Currently an Adjunct Professor at the Department of Medical Physics of the University of Wisconsin-Madison, Dr. Olivera has worked as professor and researcher in institutions around the world, including the Physics Institute of Rosario (IFIR), Argentina; National Council of Science (CONICET), Argentina; Secondary Laboratory of Dosimetry, Atomic Energy Agency of Argentina (CNEA); Instituto Balseiro and Centro Atomico Bariloche, Atomic Energy Agency of Argentina (CNEA); Centre Interdisciplinaire de Recherches avec les Ions Lourds (CIRIL), French Atomic Energy Agency (CEA) and National Council of Science of France (CNRS); International Center for Theoretical Physics (ICTP), Trieste, Italy. Dr. Olivera earned his Licenciado in Physics and his Ph.D. in Atomic Physics from the National University of Rosario, Argentina.

Mary Elizabeth Klein has served as our Vice President of Global Sales since joining us in November 2006. Prior to joining us, Ms. Klein served from 2003 to 2006 as a Commercial Leader for GE Rail Services. From 2001 to 2003, Ms. Klein served as President and Chief Executive Officer of GE Medical Systems Americas, from 1998 to 2001 as Global General Manager with GE’s Functional and Molecular Imaging Business, and from 1997 to 1998 as General Manager of GE Computerized Tomography and Radiation Oncology for Europe, the Middle East and Africa. Prior to that, Ms. Klein served from 1997 to 1992 as National Ultrasound Sales Manager/General Manager of GE’s Americas Ultrasound Sales/Marketing, and from 1979 to 1992 as CT Product Sales Manager for GE Medical Systems. Ms. Klein has a B.S. in Biology from the University of Notre Dame, a foreign language studies degree from Franz Leopold Universität in Austria and an M.B.A. from Northeastern University.

Delwin T. Coufal has served as our Vice President of Marketing since joining us in April 2005. Prior to joining us, Mr. Coufal served from 2003 to 2005 as Vice President of Marketing of VIASYS Healthcare, a medical technology company. From 2001 to 2003, Mr. Coufal served as Chief Executive Officer of Appleton Cardiology Associates, S.C., a cardiology healthcare services provider, from 1996 to 2001 as General Manager with GE Healthcare/Marquette Medical, and from 1990 to 1996 as Marketing Product Manager with Ohmeda, Inc. (now GE Medical Systems), a manufacturer of anesthesia systems and monitors. Mr. Coufal has a B.S. in Biomedical Engineering from Duke University and an M.B.A. from the University of Michigan.

Kenneth D. Buroker has served as our Vice President of Regulatory Affairs and Quality since 2005 and previously served as our Director of Regulatory Affairs and Quality from 2000 to 2005. Prior to joining us, Mr. Buroker served from 1996 to 2000 as Director of Regulatory Affairs of Lunar Corporation (now GE Medical Systems), a manufacturer of Bone Densitometry equipment. Prior to that, from 1989 to 1996, Mr. Buroker served in Regulatory and Standards management positions with Ohmeda, Inc. (now GE Medical Systems), a manufacturer of anesthesia systems and monitors. Mr. Buroker has a B.S. in Electrical Engineering from the University of Wisconsin.

Shawn Guse, J.D. has served as Vice President and General Counsel since July 2005. Prior to joining us, Mr. Guse was a partner with Michael Best & Friedrich LLP, where he practiced from October 2004 to 2005. Prior to Michael Best & Friedrich, Mr. Guse was an attorney at Quarles & Brady, LLP from October 2001 to September 2004. His background includes substantial experience in structuring and executing corporate sales and acquisitions, debt and equity financing, technology licensing and transfer, employment matters, and international distribution and sales. Mr. Guse is a member of the State Bar of Wisconsin. Mr. Guse has a B.A. in Economics from the University of Wisconsin-Milwaukee and a J.D. from the University of Wisconsin Law School.

Thomas Rockwell Mackie, Ph.D. co-founded our company in 1997 and has served as Chairman of our Board of Directors since December 1999. Dr. Mackie also served as President of TomoTherapy from 1997 until 1999 and as Treasurer from 1997 until 2000. Since 1987, Dr. Mackie has been a professor in the departments of Medical Physics and Human Oncology at the University of Wisconsin, where he established the TomoTherapy research program. Dr. Mackie also co-founded Geometrics Corporation (now merged with ADAC Corp.), which developed a radiotherapy treatment planning system. Dr. Mackie currently serves as President of the Medical Physics Foundation, and as a member on the boards of Cellectar Inc., a drug development company, Bioionix Inc., a water treatment company, and the University of Wisconsin-Madison Calibration Laboratory. Dr. Mackie has a B.Sc. in Physics from the University of Saskatchewan and a Ph.D. in Physics from the University of Alberta, Canada.

Michael J. Cudahy has served as a director since October 2002 and was appointed by our shareholder, Endeavors Group, LLC. Mr. Cudahy is the retired Chair, Founder and Chief Executive Officer of Marquette Medical Systems, a medical electronics equipment manufacturer. Mr. Cudahy is also a director of X-Ray Optical Systems, Inc., a global provider of advanced X-ray optics for material analysis systems, Nextec Applications, Inc., an advanced materials manufacturer that is leading the field of high-performance fabric technology, Access Genetics, LLC, a molecular diagnostics and interpretation company, Granite Microsystems, a provider of complete, turnkey applied computing solutions, and Cyclics Corporation, a company which expands the use of thermoplastics to make plastics parts that cannot be made using thermoplastics today.

John J. McDonough has served as a director since August 2004. Mr. McDonough co-founded McDonough Medical Products Corporation, one of the largest independent suppliers of x-ray tubes, medical imaging components and dental x-ray systems in the United States, in 2001 and has served as its Chairman since that date. Prior to that, Mr. McDonough served as Vice Chairman of DENTSPLY International Inc., a manufacturer of artificial teeth and consumable dental products, in 1995. Mr. McDonough also served as Vice Chairman and Chief Executive officer of DENTSPLY from 1993 to 1995, and as Chairman and Chief Executive Officer of GENDEX Corporation, a manufacturer and distributor of dental x-ray equipment, from 1983 until 1993 when GENDEX merged with DENTSPLY. Mr. McDonough has a B.S. in Accounting from the University of Notre Dame and is a CPA.

John P. Neis has served as a director since June 1999 and was appointed by Venture Investors LLC, one of the holders of our Series A preferred stock. Mr. Neis is co-founder and Managing Director of Venture Investors LLC. He also serves as a director of Venture Investors of Wisconsin, Inc. NimbleGen Systems, Inc., a supplier of flexible high-density microarray products and services for the biotech research market, Deltanoid Pharmaceuticals, Inc., a developer of vitamin D based pharmaceuticals, and Wisconsin Technology Council, Inc., an independent non-profit formed by bipartisan legislation in Wisconsin to serve as a science and technology advisor to the Governor and Legislature. Mr. Neis has a B.S. in Finance from the University of Utah, an M.S. in Marketing and Finance from the University of Wisconsin and is a chartered financial analyst.

Cary J. Nolan has served as a director since July 2001 and was appointed by the holders of a majority of our preferred shares outstanding. Mr. Nolan served as President and Chief Executive Officer of Picker International from 1989 to 1999. Prior to that, from 1987 to 1989 Mr. Nolan served as President and CEO of Cooper Surgical, a division of Cooper Companies, and from 1978 to 1987 as President of Xerox Medical, a division of Xerox Corp. Mr. Nolan also serves as a director of Premier Farnell plc and of Toshiba Medical Corporation. Mr. Nolan has a B.A. and a B.S.E.E. from the University of Notre Dame.

Carlos A. Perez, M.D. has served as a director since May 2005. Dr. Perez is a former President of the American Society of Therapeutic Radiation and has more than 40 years of experience in radiation oncology. Dr. Perez is Professor Emeritus in the Department of Radiation Oncology at Mallinckrodt Institute of Radiology, Siteman Cancer Center, Washington University Medical Center, having joined the staff in 1964. He received his training in Radiology and Radiation Oncology at Mallinckrodt Institute of Radiology, Washington University Medical School and was a Fellow in the Department of Radiation Therapy at M. D. Anderson Cancer Center in Houston, Texas. Dr. Perez received a B.S. and his M.D. from Universidad de Antioquia, Medellín, Colombia, S.A.

Sam R. Leno has served as a director since July 2006. Mr. Leno has served as the Executive Vice President, Finance and Corporate Services and Chief Financial Officer for Zimmer Holdings, Inc. since 2001. From March 1999 to 2001, Mr. Leno was Senior Vice President and Chief Financial Officer of Arrow Electronics, Inc., a global distributor of electronic components. Mr. Leno served from 1971 to 1994 in financial management roles at Baxter International and its predecessor, American Hospital Supply, ultimately serving as Vice President Finance and Information Technology Hospital Business. Mr. Leno holds a B.S. in Accounting from Northern Illinois University and an M.B.A. from Roosevelt University.

Frances C. Taylor has served as a director since July 2006. Ms. Taylor has more than 28 years experience in corporate and investment banking both within the United States and internationally. From December 2005 to December 2006, Ms. Taylor served as the Interim General Manager of Builders World, Inc. a distributor of building materials. From 1977 to 1998, she was employed by Bank of America primarily in the areas of distribution of corporate debt in the U.S. and outside the U.S., ultimately serving as Executive Vice President and CEO of Bank of America Asia, Ltd. From 1970 to 1977, she was employed by Smith Barney in New York, ultimately serving as a Second Vice President in the corporate syndicate department, focusing on initial public offerings and secondary offerings of corporate securities. Ms. Taylor is retired and serves on the boards of the University of Wisconsin Foundation, Oak Financial, Oak Bank, Wisconsin Chamber Orchestra, and she is an Interim Director of Builders World, Inc. She holds a B.S. in Education from the University of Wisconsin.

Board of Directors

Our board of directors immediately following this offering will consist of ten members divided into three classes. The members of each class of directors hold office for a staggered three-year term. Upon expiration of the term of a class of directors, directors of that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. Following the closing of this offering, the terms of office of the Class I directors, consisting of Paul J. Reckwerdt, Michael J. Cudahy and Carlos A Perez, will expire upon our 2008 annual meeting of shareholders. The terms of office of the Class II directors, consisting of T. Rockwell Mackie, John J. McDonough and Frances S. Taylor, will expire upon our 2009 annual meeting of shareholders. The terms of office of the Class III directors, consisting of Frederick A. Robertson, John P. Neis, Cary J. Nolan and Sam R. Leno, will expire upon our 2010 annual meeting of shareholders.

Our amended and restated bylaws provide that any vacancies in our board of directors and newly-created directorships may be filled only by our board of directors and the authorized number of directors may be changed only by our board of directors.

Ms. Taylor and Messrs. Cudahy, Leno, McDonough, Nolan and Perez are independent directors under the independence standards applicable to us under Nasdaq Global Market rules.

Each executive officer is appointed by, and serves at the discretion of, the board of directors. Other than Dr. Mackie, each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Dr. Mackie continues to serve as a professor in the departments of Medical Physics and Human Oncology at the University of Wisconsin. All of our non-employee directors were initially appointed to our board of directors pursuant to an investment agreement. The investment agreements, including the provisions relating to the nomination and election of directors, will terminate upon the closing of this offering. There are no family relationships among any of our directors or officers.

Committees of the Board of Directors

Our board has three committees: the audit committee, the compensation committee and the nominating and corporate governance committee.

Audit Committee.  The members of our audit committee are John McDonough, John Neis, and Sam Leno. Mr. McDonough chairs the audit committee and is a financial expert (as defined under Securities and Exchange Commission rules implementing Section 407 of the Sarbanes-Oxley Act of 2002). Our audit committee, among other duties:

•	appoints and oversees a firm to serve as independent auditor to audit our consolidated financial statements;

•	is responsible for reviewing the independence, qualifications, performance and quality control procedures of the independent auditor;

•	discusses the scope and results of the audit with the independent auditor;

•	reviews and considers the adequacy of our internal accounting controls, financial reporting processes, critical accounting policies and audit procedures;

•	pre-approves all audit and non-audit services to be performed by the independent auditor;

•	reviews our annual and quarterly financial statements with our management and independent auditor;

•	reviews and resolves any disagreements between our management and our independent auditor in connection with the preparation of our financial statements;

•	establishes procedures for the confidential, anonymous submission by our employees of concerns or complaints regarding questionable accounting or auditing matters;

•	reviews and approves all related party transactions involving us and our directors and executive officers; and

•	prepares the report that the Securities and Exchange Commission requires us to include in our annual proxy statement.

We believe that the composition of our audit committee meets the requirements for independence under the current Nasdaq Global Market and Securities and Exchange Commission rules and regulations, as Messrs. McDonough and Leno are independent directors for such purposes. Mr. Neis is not considered independent under the rules of the Nasdaq Global Market and the Securities and Exchange Commission. We intend to appoint a new independent director to our audit committee within twelve months of the closing of this offering, at which time Mr. Neis will cease to be a member of our audit committee. The written charter of our audit committee will be posted on our website on or before the completion of this offering.

Compensation Committee.  The members of our compensation committee are John Neis, Cary Nolan and Frances Taylor. Mr. Neis chairs the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of compensation of our executive officers and compensation plans in which our executive officers and directors participate;

•	reviewing and administering our stock incentive plans;

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans;

•	approving the compensation paid to our chief executive officer and directors; and

•	preparing the report that the Securities and Exchange Commission requires us to include in our annual proxy statement.

We believe that the composition of our compensation committee meets the requirements for independence under the current Nasdaq Global Market and Securities and Exchange Commission rules, as Ms. Taylor and Messrs. Neis and Nolan are independent directors for such purposes. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past. The written charter of our compensation committee will be posted on our website on or before the completion of this offering.

Nominating and Corporate Governance Committee.  The members of our nominating and corporate governance committee are Cary Nolan, John Neis, Rock Mackie and Carlos Perez. Mr. Nolan chairs the nominating and corporate governance committee. Our nominating and corporate governance committee identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors, conducts searches for appropriate directors, and evaluates the performance of our board of directors and of individual directors. The nominating and corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting, reviewing compliance with our code of ethics and making recommendations to the board concerning corporate governance matters. We believe that the composition of our nominating and corporate governance committee meets the requirements under the current Nasdaq Global Market rules, as Messrs. Neis, Nolan and Perez are independent for such purposes. The written charter of our nominating and corporate governance committee will be posted on our website on or before the completion of the offering.

Limitations of Directors’ Liability and Indemnification Agreements

On completion of this offering, our restated articles of incorporation will contain provisions that eliminate, to the maximum extent permitted by Wisconsin law, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Our restated articles of incorporation and bylaws will provide that we shall indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by Wisconsin law.

Wisconsin law requires us to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was our director or officer, unless it is determined that he or she breached or failed to perform a duty owed to us and such breach or failure to perform constitutes:

•	a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer has a material conflict of interest;

•	a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director or officer derived an improper personal profit; or

•	a willful misconduct.

Wisconsin law provides that subject to certain limitations, these mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under our articles of incorporation or bylaws, a written agreement between the director or officer and us or a resolution of our board of directors or shareholders.

Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by us pursuant to Wisconsin law, at such time as the director or officer furnishes to us a written good-faith affirmation that he or she has not breached or failed to perform his or her duties, and a written undertaking to repay any amounts advanced if it is determined that indemnification by us is not required.

Wisconsin law further provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Wisconsin law for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

Under Wisconsin law, a director is not personally liable for breach of any duty resulting solely from his or her status as a director, unless it is proved that the director’s conduct constituted conduct described in the bullet points above. In addition, we intend to obtain directors’ and officers’ liability insurance that will insure against certain liabilities, subject to applicable restrictions.

The indemnification provisions contained in our restated articles of incorporation and restated bylaws are not exclusive. In addition to the indemnification provided for in our restated articles of incorporation and restated bylaws, we intend to enter into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. If the claim is brought by us or on our behalf, we will not be obligated to indemnify the director or executive officer if he or she is found liable to us, unless the court determines that, despite the adjudication of liability, in view of all the circumstances of the case the director or executive officer is fairly and reasonably entitled to be indemnified. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This compensation discussion describes the material elements of the compensation awarded to, earned by, or paid to our officers who are considered to be “named executive officers” during our last fiscal year. Named executive officers consist of the individual who served as our Chief Executive Officer in 2006, the individual who served as our Chief Financial Officer in 2006, and the three other executive officers who received the highest amount of total compensation in 2006. For purposes of this section, “named executive officers” refers to Frederick A. Robertson, Chief Executive Officer, Stephen C. Hathaway, Chief Financial Officer, Paul J. Reckwerdt, President and Co-Founder, John H. Hughes, Vice President of Business Development, and Gustavo H. Olivera, Vice President of Research and Development.

Compensation Committee

We established a compensation committee in June 1999 as a privately held company. In 2006, the compensation committee approved all compensation paid to the named executive officers. Our board of directors has determined that each compensation committee member is independent under the listing standards of the Nasdaq Global Market, the Securities and Exchange Commission rules and the relevant securities laws, and that each member is an “outside director” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. The compensation committee met five times in 2006.

Role of Compensation Experts

Our compensation committee reviews the compensation of our named executive officers on an annual basis during the first quarter of the year and makes adjustments, if any, effective April 1 of each year. Bonus targets are generally determined during the first two months of each year and are based on calendar year performance. We do not have a fixed date for equity-based compensation adjustments and such adjustments are approved by the compensation committee as required.

In 2005, we engaged Strategic Consulting Group (SCG) to undertake a review of executive compensation trends at comparable companies in connection with our 2006 compensation. For the purpose of this review, SCG considered approximately 340 comparable companies in both general industry and medical device industry, excluding financial services companies and any companies with less than $175 million in annual revenues, and generally and used data from those companies based on similar job responsibilities and revenue levels. SCG’s study addressed in detail only those individuals for whom compensation information was disclosed publicly, which was generally limited to the five most highly compensated officers at each such comparable company. This generally correlated to our CEO, CFO and the individuals who are our Vice Presidents. For 2006, compensation for our officers, including our named executive officers, was determined in large part based on the SCG’s report. Our compensation committee also considered (1) our historical and expected performance, (2) alignment of individual performance with our goals and operational priorities and (3) the anticipated level of difficulty in replacing our CEO, CFO and other officers with persons of comparable experience, skill and knowledge.

In 2007, we engaged Hewitt Associates, a global human resources consulting firm, to advise our compensation committee with respect to named executive officer compensation and a variety of other compensation matters. In 2007, we have asked Hewitt to provide its analysis based on 2006 data prepared by SCG with respect to our named executive officers.

Role of Our Executive Officers in Compensation Process

In 2006, the compensation committee, without the participation of Dr. Robertson, our Chief Executive Officer, reviewed Dr. Robertson’s performance and qualifications, the SCG study and determined the compensation for Dr. Robertson. For the remaining named executive officers, the compensation committee considered the report prepared by SCG, together with recommendations made by Dr. Robertson regarding the performance and qualifications of each named executive officer. Dr. Robertson’s recommendations encompassed both base salary and stock options for named executive officers and were made after

Dr. Robertson had considered the report by SCG. In 2006, the compensation committee approved Dr. Robertson’s recommendations with only minor adjustments. We intend to follow the same protocol and general considerations for 2007 recommendations, which are currently in process.

General Compensation Philosophy

Our compensation program is designed to drive shareholder value by fostering teamwork throughout our company by tying incentive compensation to company-wide financial performance measures. In order to balance our company-wide financial measures, we are considering adopting in the future individualized performance measures for named executive officers in specific areas that we believe are most important to the success of our company. All senior management members, including the named executive officers, have a significant element of compensation at risk in the form of equity compensation and bonuses tied to the creation of shareholder value. Each year our incentive plans are established to ensure that the specific criteria and measures for awards are based on relevant market-driven needs, as well as driving continued improvement in the creation of shareholder value.

Elements of Compensation

The principal elements of our compensation program have been base salaries, bonuses, long-term equity incentives in the form of stock options, and, with respect to Mr. Hughes, commissions. An additional potential element of compensation is post-termination severance and acceleration of stock option vesting for certain named executive officers upon a change of control. In 2007, we anticipate granting additional cash incentives for named executive officers, tied to the achievement of specific business initiatives. We do not currently have any specific targets for the percentage of compensation represented by salary, equity and/or bonus. As a general matter, subject only to limited exceptions that we believe are job-related, we do not provide perquisites for our named executive officers on a basis that is different from other eligible employees.

Base Salaries

In 2006, our compensation committee used as an approximate benchmark for the base salary of our named executive officers the median level in the report prepared by SCG. SCG’s report compared the base salaries paid to the named executive officers to the median salaries of such officers among 50th to 75th percentile of the comparable companies. The compensation committee concluded that the median among the 50th percentile was appropriate. The compensation committee also gave significant weight to the recommendations of Dr. Robertson. In addition, we agreed to pay Mr. Hughes a commission based on the number of Hi-Art systems sold by us during 2006. The amount of the commission was adjusted incrementally based on the dollar amount for each Hi-Art system order received above a designated minimum order requirement and the average selling price of each Hi-Art system ordered. The incentive arrangement between us and Mr. Hughes terminated on December 31, 2006.

Bonuses

In 2006, the target bonus levels were $198,000 for our Chief Executive Officer and $87,360 for our Chief Financial Officer. In 2006, a target bonus level was established for each executive officer. Under our bonus plan, the actual amount of the bonus paid varied depending upon the actual amount of revenue and operating income achieved. Under the plan, no bonus was paid if either revenue or operating income fell below certain minimum thresholds. The actual bonus payment was determined using a two-step process. First, a percentage of the target bonus was calculated based on the 2006 revenue ranges set forth below. Second, that percentage was adjusted by a multiplier based on the operating income earned in 2006, as set forth below.

Bonus Based on 2006 Revenue		Bonus Multiplier Based on 2006 Operating Income
	Percent of Target	2006
2006	Bonus Amount to	Operating	Bonus
Revenue	be Paid	Income	Multiplier
(in millions)		(in millions)
Less than $105	0%	Less than $2	0
$105	60%	Greater than $2 and less than $4.50
$115	80%	Greater than $4 and less than $6.75
$125	100%	Greater than $6 and less than $10	1.00
$145	120%	Greater than $10	1.25
$150 or greater	160%

For 2006, the target bonus levels for our other executive officers were $99,840 for our President and Co-Founder, $91,520 for our Vice President of Business Development and $83,200 for our Vice President of Research. In 2006, the other named executive officers were subject to the same revenue and operating income thresholds as described above for the Chief Financial Officer and their individual targets were modified accordingly.

In 2006, all of our executive officers received 160% of their target bonuses because our revenue exceeded $150 million and our operating income was greater than $6 million but less than $10 million.

Stock options

We believe that positive long-term performance is achieved in part by providing our named executive officers with incentives that align their financial interests with the interests of our shareholders. The compensation committee believes that the use of stock option awards offers the best approach to achieving our compensation goals. Other than stock options, no other stock-based awards have been utilized by the company. In 2006, our compensation committee used as an approximate benchmark the median level of equity incentive awards in the SCG report. Nevertheless, due to the early stage of our business, we expect to provide a greater portion of total compensation to our executives through our stock compensation plans than through cash-based compensation. We have not yet adopted stock ownership guidelines.

Our stock option plans authorize the compensation committee to grant options to purchase shares of common stock to our employees, directors and consultants. Stock option grants are made at the commencement of employment and occasionally following a significant change in job responsibilities or to meet other special retention or performance objectives. The compensation committee reviews and approves stock option awards to executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive’s existing long-term incentives and retention considerations. Periodic stock option grants are made at the discretion of the compensation committee to eligible employees based on the recommendation of our Chief Executive Officer. Stock options granted by us have an exercise price equal to the fair market value of our common stock on the day of grant, typically vest 25% per annum based upon continued employment over a four-year period, and generally expire six years after the date of grant. For the most recent options granted on December 7, 2006, the vesting schedule was changed slightly as a retention tool. Those options vest 50% on the date two years after the grant date and then 25% per annum based upon continued employment over a four-year period, and generally expire six years after the date of grant.

We have awarded all stock options to purchase our common stock to named executive officers at or above the fair market value of our common stock at the grant date. We have not back-dated any option awards. We assessed the valuations of our common stock as of the applicable grant dates in 2006 primarily by considering recent third-party transactions in our common stock and the issuance price of sales of preferred stock to third parties. When no such recent stock activity occurred, we engaged an independent valuation firm, Virchow, Krause & Company, LLP, to perform independent valuations of our common stock.

As a privately owned company, there has been no market for our common stock. Accordingly, in 2006, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. The compensation committee is expected to adopt a formal policy regarding the timing of grants prior to the closing of this offering.

Following this offering, new employees will generally be awarded stock options at the next regularly scheduled meeting of the compensation committee following their hire dates, and the grant will have an exercise price equal to the closing market price of our common stock on the date of the meeting.

Our compensation committee may also make grants of restricted stock to senior management though no grants of restricted stock have yet been made.

Perquisites and other benefits

In the United States, we maintain health, dental and life insurance plans for the benefit of eligible employees, including named executive officers. Each of these benefit plans requires the employee to pay a portion of the premium, with the company paying the remainder of the premiums. These benefits are offered on the same basis to all employees. We also maintain a 401(k) retirement plan that is available to all eligible U.S. employees. We currently match elective employee-participant contributions on a basis of 50% of the employee’s contribution up to 6.0% of their compensation. Life, accidental death, dismemberment and disability, and short and long-term disability insurance coverage is also offered to all eligible employees and premiums are paid in full by the Company. Other voluntary benefits, such as vision insurance, supplemental life and specific coverage insurance supplements, tuition assistance and work-life balance programs are also made available and paid for by the employee. The above benefits are available to the named executive officers on the same basis as all other eligible employees.

Tax Consequences of Equity Incentive Plans.

Our annual tax aggregate deductions for each named executive officer’s compensation are potentially limited by Section 162(m) of the Internal Revenue Code to the extent the aggregate amount paid to an executive officer exceeds $1.0 million per year, unless it is paid under a predetermined objective performance plan meeting certain requirements, or satisfies one of various other exceptions provided under Section 162(m) of the Internal Revenue Code. At our current named executive officer compensation levels, we do not presently anticipate that Section 162(m) of the Internal Revenue Code should be applicable, and accordingly, our compensation committee did not consider its impact in determining compensation levels for our named executive officers in 2006.

Summary Compensation Table

The following table sets forth the compensation earned by our named executive officers. No other executive officers who would have otherwise been includable in the following table on the basis of salary and bonus earned for the year ended December 31, 2006 have been excluded by reason of their termination of employment or change in executive status during that year.

SUMMARY COMPENSATION TABLE

					Option	All other
Name and Principal Position	Year	Salary		Bonus(1)	Awards(2)	Compensation(3)	Total

Frederick A. Robertson	2006	$322,500		$316,800	$9,189	$14,302	$662,791
Chief Executive Officer
Stephen C. Hathaway	2006	216,300		139,776	4,142	14,191	374,409
Chief Financial Officer
John H. Hughes	2006	406,600	(4)	146,432	3,108	22,462	578,602
Vice President of
Business Development
Paul J. Reckwerdt	2006	247,200		159,744	—	16,985	423,929
President & Co-Founder
Gustavo H. Olivera	2006	206,000		133,120	6,631	11,139	356,890
Vice President of Research

(1)	Consists of bonuses earned in 2006 which are payable in 2007.

(2)	The value of option awards granted to our named executive officers has been estimated pursuant to SFAS No. 123(R) for 2006. All options awarded had exercise prices equal to the valuation of our stock performed by independent valuation firms. For a discussion of assumptions made in the valuation, see Note A to our unaudited financial statements for the nine months ended September 30, 2006 included elsewhere in this prospectus.

(3)	Includes contributions made to a 401(k) plan, insurance premiums, vehicle allowance and patent awards.

(4)	Salary includes commissions paid under earned commission arrangement.

Grants of Plan-Based Awards

The following table lists each grant of stock options during the year ended December 31, 2006 to the named executive officers. No stock appreciation rights have been granted to these individuals.

GRANTS OF PLAN-BASED AWARDS

		All other
		Option Awards:	Exercise or Base	Grant Date Fair
	Grant	Number of Securities	Price of Option	Market Value of
Name	Date	Underlying Options (#)(1)	Awards ($/Sh)(2)	Option Awards

Frederick A. Robertson	12/7/2006	100,000	$9.18	$485,190
Stephen C. Hathaway	12/7/2006	40,000	9.18	194,080
John H. Hughes	12/7/2006	30,000	9.18	145,565
Paul J. Reckwerdt	—	—	—	—
Gustavo H. Olivera	12/7/2006	80,000	9.18	388,159

(1)	Stock options vest 50% on December 7, 2008, and 25% each year thereafter.

(2)	Represents the fair value per share of common stock as valued by our board of directors on the date of grant.

Stock Option Plans

Incentive Stock Option Plan

Subject to certain adjustments set forth in the plan, the maximum number of shares of our common stock that may be issued or awarded under this Plan is 2,393,400 shares. As of January 31, 2007, options to purchase 218,900 shares of our common stock were outstanding under this plan. We do not intend to grant any additional awards under this Plan after the consummation of this offering. The following is a description of the material features and provisions of this Plan.

Awards.  Under this Plan, we may grant incentive stock options. The plan provides that an option may not have an exercise price less than the fair market value of a share of common stock at the time of grant. If the grantee owns more than ten percent of the total combined voting power of all classes of stock on the date of grant, then the option may not have an exercise price less than 110% of the fair market value of a share of common stock at the time of grant. Subject to the grantee’s continued employment, each option will expire after a term determined at the time of grant. Such term, however, shall not exceed ten years and in the case of options granted to a person who owns more than ten percent of the total combined voting power of all classes of stock on the date of grant, such term shall not exceed five years.

The Incentive Stock Option Plan provides that the aggregate fair market value of the shares with respect to which such designated incentive stock option is exercisable for the first time under this plan or any other plan offered by us, shall not exceed $100,000. The fair market value of stock subject to an option shall be determined by the committee based on the date the option was granted.

This Plan provides that if a grantee’s employment relationship with us terminates due to disability, the grantee has twelve months to exercise this option. If the termination of employment results from the death of the grantee, then the grantee’s estate has six months to exercise the option. In both cases, however, the option may not be exercised beyond the option period. Pursuant to stock option agreements under this Plan, stock options will vest upon the grantee’s death or disability. If termination of employment results from the deliberate, willful or gross misconduct of a grantee or the grantee’s unreasonable neglect of or refusal to perform the duties and responsibilities of the grantee, then the grantee forfeits vested and unvested options.

Administration.  This Plan is currently administered by our compensation committee. Subject to the terms and conditions of the plan, the compensation committee has the authority to make all determinations and to take all other actions necessary or advisable for the administration of the plan.

The compensation committee is authorized to adopt, amend and rescind rules relating to the administration of the plan, subject to the express provisions of the plan. Our board can amend, alter, suspend or discontinue this plan at any time, although certain amendments may require shareholder approval and an amendment cannot adversely affect any rights under an outstanding grant without the grantee’s consent.

Eligibility.  Under the terms of this Plan, an option may be granted to any employee, including employees of subsidiaries.

Adjustments.  In the event of any change in the outstanding common stock by reason of stock dividends, recapitalizations, reorganizations, mergers, consolidations, split-ups, combinations or exchange of shares in a similar event, then the compensation committee may make an equitable adjustment in the number of shares authorized for issuance under this plan and the purchase price per share thereof.

Effects of Merger or Asset Sale.  Pursuant to stock option agreements under this Plan, in the event of a merger of us with or into another business entity, or the sale of substantially all of our assets, the stock options will be assumed by the successor entity or its parent or subsidiary by substitution of an equivalent option or right. If the successor does not assume the stock options, the stock options will vest. Grantees will have fifteen days to exercise their options from the date the committee gives written notice to grantees. The committee must give grantees notice of their right to exercise the stock options at least fifteen days before the closing of such merger or asset sale.

Change of Control.  Pursuant to stock option agreements under this Plan, stock options will vest upon a grantee’s involuntary termination (as defined in the Stock Option Agreement) within three months before or twelve months after a change in control (as defined in the Stock Option Agreement).

Termination or amendment.  Unless earlier terminated by our board of directors, the Incentive Stock Option Plan will terminate on February 7, 2009.

2000 Stock Option Plan

Our 2000 Stock Option Plan was originally adopted by our board of directors and approved by our shareholders in 2000 and was amended and restated as of May 23, 2001. Subject to certain adjustments set forth in the plan, the maximum number of shares of our common stock that may be issued or awarded under the 2000 Stock Option Plan is 1,138,800 shares. As of January 31, 2007, options to purchase 147,827 shares of our common stock were outstanding under this plan. We do not intend to grant any additional awards under the 2000 Stock Option Plan after the consummation of this offering. The following is a description of the material features and provisions of the 2000 Stock Option Plan.

Awards.  Under the 2000 Stock Option Plan, we may grant incentive stock options intended to qualify for special tax treatment under Section 422 of the Internal Revenue Code and non-qualified stock options. The plan provides that the exercise price shall be determined by the administrator; provided however, that the incentive stock option may not have an exercise price less than the fair market value of a share of common stock on the date of grant. If the grantee of an incentive stock option owns more than ten percent of the total combined voting power of all classes of stock on the date of grant, then the incentive stock option may not have an exercise price less than 110% of the fair market value of a share of common stock on such date. Subject to the grantee’s continued employment, each option will expire after a term determined at the time of grant by the administrator. Such term, however, may not exceed ten years and in the case of an incentive stock option granted to a person who owns more than ten percent of the total combined voting power of all classes of stock on the date of grant, such term shall not exceed five years.

The 2000 Stock Option Plan provides that if the aggregate fair market value of the shares with respect to which a designated incentive stock option is exercisable for the first time by the grantee during any calendar year under this plan exceeds $100,000, then that portion which equals the first $100,000 is allocated to the incentive stock option and the remaining portion is deemed to be a non-qualified stock option. For this purpose, the fair market value of the shares is determined based on the date the option was granted.

The 2000 Stock Option Plan provides that with respect to incentive stock options, if a grantee’s employment relationship terminates, other than for death, disability or for cause, then the grantee’s unvested options shall terminate immediately. Options that have vested but remain unexercised, deferred, or unpaid as of the date of such termination shall terminate three months after such termination, unless the term is extended by the administrator; provided, however, that options will not be exercisable after the end of the term set out in the option agreement. If a grantee’s employment relationship terminates for death or disability then the options are governed in accordance with the term and conditions as specified at the time of the grant in the grantee’s Stock Option Agreements. Pursuant to stock option agreements under the 2000 Stock Option Plan, a grantee’s stock options will vest upon the grantee’s death or disability. If a grantee’s employment relationship terminates for cause, then none of the options may be exercised and all of the grantee’s rights in the options are forfeited upon termination.

Administration.  The 2000 Stock Option Plan is currently administered by our compensation committee. The compensation committee has the authority to make all determinations and to take all other actions necessary or advisable for the administration of the plan.

The compensation committee is authorized to adopt, amend and rescind rules relating to the administration of the plan, subject to the express provisions of the plan. Our board can amend, alter, suspend or discontinue this plan at any time, although certain amendments may require shareholder approval and an amendment cannot adversely affect any rights under an outstanding grant without the grantee’s consent.

Eligibility.  Under the terms of the 2000 Stock Option Plan, a non-qualified option may be granted to those current or prospective employees, directors, and advisors deemed eligible to participate in the plan by the administrator. Incentive stock options may only be granted to our employees.

Adjustments.  In the event of any change in our outstanding common stock by reason of a stock split, reverse stock split, stock dividend, combination or reclassification of our common stock, recapitalization, merger, or similar event, then the administrator may make an equitable adjustment in the number of shares authorized for issuance under this plan and the purchase price per share thereof.

Effects of Merger or Asset Sale.  Pursuant to stock option agreements under the 2000 Stock Option Plan, in the event of a merger of us with or into another business entity, or the sale of substantially all of our assets, the stock options will be assumed by the successor entity or its parent or subsidiary by substitution of an equivalent option or right. If the successor does not assume the stock options, the stock options will vest. Grantees will have fifteen days to exercise their options from the date the committee gives written notice to grantees. The committee must give grantees notice of their right to exercise the stock options at least fifteen days before the closing of such merger or asset sale.

Change of Control.  Pursuant to Stock Option Agreements under the 2000 Stock Option Plan, stock options will vest upon a grantee’s involuntary termination (as defined in the Stock Option Agreement) within three months before or twelve months after a change in control (as defined in the Stock Option Agreement).

Termination or Amendment.  Unless earlier terminated by our board, the 2000 Stock Option Plan will terminate on the August 15, 2010.

2002 Stock Option Plan

Our 2002 Stock Option Plan was originally adopted by our board of directors and approved by our shareholders in 2002 and was amended four times thereafter, on February 13, 2004, November 15, 2004, June 29, 2005 and December 7, 2006. Subject to certain adjustments set forth in the plan, the maximum number of shares of our common stock that may be issued or awarded under 2002 Stock Option Plan is 7,895,124 shares. As of January 31, 2007, options to purchase 5,254,346 shares of our common stock were outstanding under this plan. We do not intend to grant any additional awards under the 2002 Stock Option Plan after the consummation of this offering. The following is a description of the material features and provisions of the 2002 Stock Option Plan.

Awards.  Under the 2002 Stock Option Plan, we may grant incentive stock options intended to qualify for special tax treatment under Section 422 of the Internal Revenue Code and non-qualified stock options. The plan provides that the exercise price shall be determined by the committee; provided however, that the incentive stock option may not have an exercise price less than the fair market value of a share of common stock on the date of grant. If the grantee of an incentive stock option plan owns more than ten percent of the total combined voting power of all classes of stock on the date of grant, then the incentive stock option may not have an exercise price less than 110% of the fair market value of a share of common stock on such date. Subject to the grantee’s continued employment, each option will expire after a term determined at the time of grant by the administrator. Such term, however, shall not exceed ten years and in the case of an incentive stock option plan granted to a person who owns more than ten percent of the total combined voting power of all classes of stock on the date of grant, such term shall not exceed five years. An option is considered granted on the date the committee acts to grant the option or such later date as the committee shall specify.

The 2002 Stock Option Plan provides if the aggregate fair market value of the shares with respect to which such designated incentive stock option is exercisable for the first time by the grantee during any calendar year under this plan exceeds $100,000, then that portion which equals the first $100,000 is allocated to the incentive stock option and the remaining portion is deemed a non-qualified stock option. For this purpose, the fair market value of the shares is determined based on the date the option was granted.

The 2002 Stock Option Plan provides that if a grantee’s employment or service relationship terminates, other than for cause, death or disability, then the unvested options shall terminate immediately. Options that have vested but remain unexercised, deferred, or unpaid as of the date of such termination shall terminate on the date specified in the option agreement; provided however, that such time is not more than three months. The administrator has the authority to extend the termination for these options. If a grantee’s employment or service relationship terminates due to death or disability, then vested options shall terminate on the date specified in the option agreement. Pursuant to Stock Option Agreements under the 2002 Stock Option Plan, a grantee’s options will vest upon the grantee’s death or disability. If a grantee’s employment relationship terminates for cause, then none of the options may be exercised and all of the grantee’s rights in the options are forfeited upon termination.

Administration.  The 2002 Stock Option Plan is currently administered by our compensation committee. The compensation committee has the authority to make all determinations and to take all other actions necessary or advisable for the administration of the plan.

The compensation committee is authorized to adopt, amend and rescind rules relating to the administration of this plan, subject to the express provisions of the plan. Our board can amend, alter, suspend or discontinue this plan at any time, although certain amendments may require shareholder approval and an amendment cannot adversely affect any rights under an outstanding grant without the grantee’s consent.

Eligibility.  Under the terms of the 2002 Stock Option Plan, a non-qualified option may be granted to those current or prospective employees, directors, and advisors deemed eligible to participate in the plan by the committee. Incentive stock options may only be granted to our employees.

Adjustments.  In the event of any change in the outstanding common stock by reason of a stock split, reverse stock split, stock dividend, combination or reclassification of our common stock, recapitalization, merger, or similar event, then the administrator may make an equitable adjustment in the number of shares authorized for issuance under this plan and the purchase price per share thereof. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the administrator is authorized to issue or assume stock options by means of substitution of new stock options for previously issued stock options or an assumption of previously issued stock options.

Effects of Merger or Asset Sale.  Pursuant to Stock Option Agreements under the 2002 Stock Option Plan, in the event of a merger of us with or into another business entity, or the sale of substantially all of our assets, the stock options will be assumed by the successor entity or its parent or subsidiary by substitution of an equivalent option or right. If the successor does not assume the stock options, the stock options will vest. Grantees will have fifteen days to exercise their options from the date the committee gives written notice to grantees. The committee must give grantees notice of their right to exercise the stock options at least fifteen days before the closing of such merger or asset sale.

Change of Control.  Pursuant to Stock Option Agreements under the 2002 Stock Option Plan, stock options will vest upon a grantee’s involuntary termination (as defined in the Stock Option Agreement) within three months before or twelve months after a change in control (as defined in the Stock Option Agreement).

Termination or Amendment.  Unless earlier terminated by our board of directors, the 2002 Stock Option Plan will terminate on August 16, 2012.

2007 Stock Option Plan

Our board of directors has approved, and prior to completion of this offering, our shareholders will approve the 2007 Stock Option Plan, for the benefit of employees and consultants of our company and our subsidiaries and members of our board. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the plan. The following is a description of the material features and provisions of the 2007 Stock Option Plan.

Shares Available for Awards

Subject to certain adjustments set forth in the plan, the maximum number of shares of our common stock that may be issued or awarded under the 2007 Stock Option Plan is           shares. In addition, the number of shares that may be issued or awarded under the plan will be automatically increased on the first day of each of our fiscal years during the term of the plan, commencing on          , by a number of shares equal to the lessor of: (1)     % of our outstanding capital stock on such date; (2)           shares; or (3) a lesser amount determined by our board of directors. If any shares covered by an award granted under the plan are forfeited, or if an award expires or terminates, the shares covered by the award will again be available for grant under the plan. With respect to the exercise of stock appreciation rights, only the number of shares actually issued upon such exercise will be counted against the shares available under the plan.

Awards

The 2007 Stock Option Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, restricted stock units, performance bonus awards, and performance-based awards to eligible individuals. Except as otherwise provided by the plan administrator, no award granted under the plan may be assigned, transferred or otherwise disposed of by the grantee, except by will or the laws of descent and distribution.

The maximum number of shares of our common stock which may be subject to awards granted to any one participant during any calendar year is           and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $     . However, these limits will not apply until the earliest of the first material modification of the plan, the issuance of all of the shares reserved for issuance under the plan, the expiration of the plan, or the first meeting of our shareholders at which directors are to be elected that occurs more than three years after the completion of this offering.

Stock Options

Stock options, including both nonqualified stock options and incentive stock options, within the meaning of Section 422 of the Code, may be granted under the 2007 Stock Option Plan. The option exercise price of all stock options granted pursuant to the plan will not be less than 100% of the fair market value of our stock on the date of grant. No incentive stock option may be granted to a grantee who owns more than 10% of our stock unless the exercise price is at least 110% of the fair market value at the time of grant. Notwithstanding whether an option is designated as an incentive stock option, to the extent that the aggregate fair market value of the shares with respect to which such option is exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess will be treated as a nonqualified stock option.

Payment of the exercise price of an option may be made in cash or, with the consent of the plan administrator, shares of our stock with a fair market value on the date of delivery equal to the exercise price of the option or exercised portion thereof or other property acceptable to the plan administrator (including the delivery of a notice that the participant has placed a market sell order with a broker with respect to shares then issuable upon exercise of the option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to us in satisfaction of the option exercise price). However, no participant who is a member of our board of directors or an “executive officer” of TomoTherapy within the meaning of Section 13(k) of the Securities Exchange Act of 1934, as amended, or Exchange Act, will be permitted to pay the exercise price of an option in any method which would violate Section 13(k) of the Exchange Act.

Stock options may be exercised as determined by the plan administrator, but in no event after the tenth anniversary of the date of grant. However, in the case of an incentive stock option granted to a person who owns more than 10% of our stock on the date of grant, such term will not exceed five years.

Restricted Stock

Eligible employees, consultants and directors may be issued restricted stock in such amounts and on such terms and conditions as determined by the plan administrator. Restricted stock will be evidenced by a written restricted stock agreement. The restricted stock agreement will contain restrictions on transferability and other such restrictions as the plan administrator may determine, including, without limitation, limitations on the right to vote restricted stock or the right to receive dividends on the restricted stock. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the plan administrator determines at the time of grant of the award or thereafter.

Stock Appreciation Rights

A stock appreciation right, or SAR, is the right to receive payment of an amount equal to the excess of the fair market value of a share of our stock on the date of exercise of the SAR over the fair market value of a share of our stock on the date of grant of the SAR. The plan administrator may issue SARs in such amounts and on such terms and conditions as it may determine, consistent with the terms of the plan. The plan administrator may elect to pay SARs in cash, in our stock or in a combination of cash and our stock.

Other Awards Under the Plan

The 2007 Stock Option Plan provides that the plan administrator may also grant or issue performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, restricted stock units, performance bonus awards and performance-based awards or any combination thereof to eligible employees, consultants and directors. The term of each such grant or issuance will be set by the plan administrator in its discretion. The plan administrator may establish the exercise price or purchase price, if any, of any such award.

Payments with respect to any such award will be made in cash, in our stock or in a combination of cash and our stock, as determined by the plan administrator. Any such award will be subject to such additional terms and conditions as determined by the plan administrator and will be evidenced by a written award agreement.

Performance shares.  Awards of performance shares are denominated in a number of shares of our stock and may be linked to any one or more performance criteria determined appropriate by the plan administrator, in each case on a specified date or dates or over any period or periods determined by the plan administrator.

Performance stock units.  Awards of performance stock units are denominated in unit equivalent of shares of our stock and/or units of value, including dollar value of shares of our stock, and may be linked to any one or more performance criteria determined appropriate by the plan administrator, in each case on a specified date or dates or over any period or periods determined by the plan administrator.

Dividend equivalents.  Dividend equivalents are rights to receive the equivalent value (in cash or our stock) of dividends paid on our stock. They represent the value of the dividends per share paid by us, calculated with reference to the number of shares that are subject to any award held by the participant.

Stock payments.  Stock payments include payments in the form of our stock, options or other rights to purchase our stock made in lieu of all or any portion of the compensation that would otherwise be paid to the participant. The number of shares will be determined by the plan administrator and may be based upon specific performance criteria determined appropriate by the plan administrator, determined on the date such stock payment is made or on any date thereafter.

Deferred stock.  Deferred stock may be awarded to participants and may be linked to any performance criteria determined to be appropriate by the plan administrator. Stock underlying a deferred stock award will not be issued until the deferred stock award has vested, pursuant to a vesting schedule or performance criteria set by the plan administrator, and unless otherwise provided by the plan administrator, recipients of deferred stock generally will have no rights as a stockholder with respect to such deferred stock until the time the vesting conditions are satisfied and the stock underlying the deferred stock award has been issued.

Restricted stock units.  Restricted stock units may be granted to any participant in such amounts and subject to such terms and conditions as determined by the plan administrator. At the time of grant, the plan administrator will specify the date or dates on which the restricted stock units will become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the plan administrator will specify the maturity date applicable to each grant of restricted stock units which will be no earlier than the vesting date or dates of the award and may be determined at the election of the participant. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share of our stock for each restricted stock unit scheduled to be paid out on such date and not previously forfeited.

Performance bonus awards.  Any participant selected by the plan administrator may be granted a cash bonus payable upon the attainment of performance goals that are established by the plan administrator and relate to any one or more performance criteria determined appropriate by the plan administrator on a specified date or dates or over any period or periods determined by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

Performance-Based Awards

The plan administrator may grant awards other than options and stock appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. With regard to a particular performance period, the plan administrator will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the plan administrator may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed by us or any of our qualifying subsidiaries on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Administration

With respect to stock option grants and other awards granted to our independent directors, the 2007 Stock Option Plan will be administered by our full board of directors. With respect to all other awards, the plan will be administered by our compensation committee. In addition, our board may at any time exercise any rights and duties of the committee under the plan except with respect to matters which under Rule 16b-3 under the Exchange Act or Section 162(m) of the Code are required to be determined in the sole discretion of the committee.

The plan administrator will have the exclusive authority to administer the plan, including, but not limited to, the power to determine award recipients, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction. Only our employees and employees of our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive stock options” under Section 422 of the Code.

Eligibility

Persons eligible to participate in the 2007 Stock Option Plan include all members of our board of directors and all employees and consultants of our company and our subsidiaries, as determined by the plan administrator.

Foreign Participants

In order to comply with the laws in other countries in which we and our subsidiaries operate or have persons eligible to participate in the plan, the plan administrator will have the power to determine which of our subsidiaries will be covered by the plan, determine which of our directors, employees and consultants outside the United States are eligible to participate in the plan, modify the terms and conditions of any award granted to such eligible individuals to comply with applicable foreign laws, establish subplans and modify any terms and procedures (with certain exceptions), and take any action that it deems advisable with respect to local governmental regulatory exemptions or approvals.

Adjustments

If there is any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of our assets to stockholders, or any other change affecting the shares of our stock or the share price of our stock, the plan administrator will make proportionate adjustments to any or all of the following in order to reflect such change: (i) the aggregate number and type of shares that may be issued under the plan, (ii) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto), and (iii) the grant or exercise price per share for any outstanding awards under the plan. Any adjustment affecting an award intended as “qualified performance-based compensation” will be made consistent with the requirements of Section 162(m) of the Code. The plan administrator also has the authority under the 2007 Stock Option Plan to take certain other actions with respect to outstanding awards in the event of a corporate transaction, including provision for the cash-out, termination, assumption or substitution of such awards.

Change of Control

Except as may otherwise be provided in any written agreement between the participant and us, in the event of a change of control of our company in which awards are not converted, assumed, or replaced by the successor, such awards will become fully exercisable and all forfeiture restrictions on such awards will lapse.

Upon, or in anticipation of, a change of control, the plan administrator may cause any and all awards outstanding under the 2007 Stock Option Plan to terminate at a specific time in the future and will give each participant the right to exercise such awards during a period of time as the plan administrator, in its sole and absolute discretion, determines.

Termination or Amendment

With the approval of our board of directors, the plan administrator may terminate, amend, or modify the 2007 Stock Option Plan at any time. However, shareholder approval will be required for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, to increase the number of shares available under the plan, to permit the grant of options with an exercise price below fair market value on the date of grant, or to extend the exercise period for an option beyond ten years from the date of grant. In addition, absent stockholder approval, no option may be amended to reduce the per share exercise price of the shares subject to such option below the per share exercise price as of the date the option was granted and, except to the extent permitted by the plan in connection with certain changes in capital structure, no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per share exercise price.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information for the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the exercise prices and expiration dates thereof, as of December 31, 2006. There was no public trading market for our common stock as of December 31, 2006:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

		Number of	Number of
		Securities	Securities
		Underlying	Underlying
	Option	Unexercised	Unexercised	Option	Option
	Grant	Options (#)	Options (#)	Exercise	Expiration
Name	Date	Exercisable	Unexercisable	Price ($)	Date(1)

Frederick A. Robertson	1/3/2005	65,452	868,023	$3.84	1/3/2011
	11/17/2005	37,500	112,500	4.70	11/17/2011
	12/7/2006	—	100,000	9.18	12/7/2012
Stephen C. Hathaway	3/1/2003	240,000	—	0.40	3/1/2013
	3/17/2005	15,000	45,000	3.84	3/17/2015
	11/17/2005	10,125	30,375	4.70	11/17/2011
	12/7/2006	—	40,000	9.18	12/7/2012
John H. Hughes	6/17/2003	50,000	—	0.40	6/17/2013
	6/1/2004	75,000	25,000	0.83	6/1/2014
	3/17/2005	30,000	90,000	3.84	3/17/2011
	11/17/2005	10,125	30,375	4.70	11/17/2011
	12/7/2006	—	30,000	9.18	12/7/2012
Paul J. Reckwerdt	11/17/2005	25,000	75,000	4.70	11/17/2011
Gustavo H. Olivera	6/1/1999	256,200	—	0.11	6/1/2009
	5/23/2001	5,000	—	0.13	5/23/2011
	11/26/2003	24,000	—	0.40	11/26/2013
	11/17/2005	12,500	37,500	4.70	11/17/2011
	12/7/2006	—	80,000	9.18	12/7/2012

(1)	Stock options vest 25% each year beginning one year after the date of grant, except for the options granted on December 7, 2006, which vest 50% at December 7, 2008 and 25% each year thereafter.

Option Exercises and Stock Vested

The following table sets forth information for each of the named executive officers regarding the number of shares acquired in exercise of stock options during 2006 and the value realized upon such exercise. With the exception of Dr. Robertson’s holdings, there have been no exercises of stock options or vesting of stock, restricted stock, restricted stock units or similar instruments, by our named executive officers during our last fiscal year. The value realized upon exercise of the option by Dr. Robertson was determined by subtracting the option cost from the value of the shares on the date of exercise.

OPTION EXERCISES AND STOCK VESTED

	Option Awards
	Number of Shares
	Acquired on	Value Realized
Name	Exercise (#)	on Exercise ($)

Frederick A. Robertson	223,889	$1,146,884

Employment Agreements

Upon completion of this offering, we will enter into new employment agreements with each of our named executive officers.

Frederick A. Robertson.  Under Dr. Robertson’s Agreement, he will be entitled to receive an initial annual base salary of $     . Dr. Robertson’s agreement will be for a term of three years and, at the end of the second year, will be automatically renewed for an additional one-year period unless either party provides notice to the contrary. Dr. Robertson will be eligible to earn incentive bonuses based upon achievement of objectives set by our compensation committee.

Stephen C. Hathaway.  Under Mr. Hathaway’s agreement, he will be entitled to receive an initial annual base salary of $     . Mr. Hathaway’s agreement will be for a term of twelve months and will be automatically renewed for successive twelve-month periods unless either party gives notice to the contrary within   days of expiration of the agreement. Mr. Hathaway will be eligible to earn incentive bonuses based upon achievement of objectives set by our compensation committee.

Paul J. Reckwerdt.  Under Mr. Reckwerdt’s agreement, he will be entitled to receive an initial annual base salary of $     . Mr. Reckwerdt’s agreement will be for a term of twelve months and will be automatically renewed for successive twelve-month periods unless either party gives notice to the contrary within   days of expiration of the agreement. Mr. Reckwerdt will be eligible to earn incentive bonuses based upon achievement of objectives set by our compensation committee.

John H. Hughes.  Under Mr. Hughes’ agreement, he will be entitled to receive an initial annual base salary of $     . Mr. Hughes’ agreement will be for a term of twelve months and will be automatically renewed for successive twelve-month periods unless either party gives notice to the contrary within   days of expiration of the agreement. Mr. Hughes will be eligible to earn incentive bonuses based upon achievement of objectives set by our compensation committee.

Gustavo H. Olivera.  Under Mr. Olivera’s agreement, he will be entitled to receive an initial annual base salary of $     . Mr. Olivera’s agreement will be for a term of twelve months and will be automatically renewed for successive twelve-month periods unless either party gives notice to the contrary within           days of expiration of the agreement. Mr. Olivera will be eligible to earn incentive bonuses based upon achievement of objectives set by our compensation committee.

Severance and Change of Control Provisions

The employment agreements contain severance and change-in-control provisions.

If we terminate Dr. Robertson’s employment agreement “without cause” or if Dr. Robertson terminates his employment agreement for “good reason,” (as each term is defined in the agreement), then he is entitled to receive a severance payment equal to the sum of: (i) 18 months’ base salary; (ii) 1.5 times the average annual bonus payment received by Dr. Robertson during the two previous years; (iii) 18 months of COBRA continuation coverage of health insurance benefits if he elects such coverage upon termination; and (iv) up to $10,000 payable to an outplacement consultant.

In the event Dr. Robertson’s employment agreement is terminated “without cause” or by Dr. Robertson for good reason within 24 months of a “change of control” of our company (as defined in the agreement), then Dr. Robertson will be entitled to a severance payment equal to the sum of: (i) 36 months’ base salary; (ii) 3.5 times the greater of the average annual bonus paid to Dr. Robertson during the two previous years or the target bonus for the current year; (iii) 36 months of COBRA continuation coverage of health insurance benefits if he elects such coverage upon termination; and (iv) up to $10,000 payable to an outplacement consultant. As of the date of this prospectus, this amount would equal $     .

If we terminate any of the other named executive officer’s employment agreement “without cause” or if such officer terminates his employment agreement for “good reason,” (as each term is defined in the agreement), then he is entitled to receive a severance payment equal to the sum of: (i) 12 months’ base salary; (ii) the average annual bonus payment paid to him during the two previous years; (iii) 12 months of COBRA continuation coverage of health insurance benefits if he elects such coverage upon termination; and (iv) up to $10,000 payable to an outplacement consultant.

In the event any of the other named executive officer’s employment agreement is terminated without cause or by such officer for good reason within 24 months of a “change of control” of our company (as defined in the agreement), then he will be entitled to a severance payment equal to the sum of: (i) 24 months base salary; (ii) a payment equal to 2.0 times the greater of the average annual bonus paid to him during the two previous years or the target bonus for the current year; (iii) 24 months of COBRA continuation coverage of health insurance benefits if he elects such coverage upon termination; and (iv) up to $10,000 payable to an outplacement consultant.

In addition, if any payments or benefits payable to any of the named executive officers would be subject to any excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, such payments and/or other benefits shall be reduced to the extent necessary so that no amount will be subject to such excise tax, provided that such reduction shall only occur if the named executive officer will be in a more favorable after-tax position than if no such reduction was made.

Other Agreements

Each of our named executive officers has also entered into a Confidentiality Agreement, an Assignment of Inventions Agreement, and a Noncompetition Agreement. The Confidentiality Agreement restricts the officer from disclosing confidential information during his employment and for a period of two years thereafter. The Assignment of Inventions Agreement provides that all inventions and new ideas developed by the officer during employment or for a period of six months thereafter shall belong to our company. The Noncompetition Agreement provides that such officers shall not compete with our company during employment and thereafter for the longer of 18 months or any applicable severance period under the employment agreements.

Director Compensation

The following table sets forth a summary of the compensation we paid to our directors in 2006.

DIRECTOR COMPENSATION

	Fees Earned or	Option	All Other
Name	Paid in Cash ($)	Awards ($)(3)	Compensation ($)	Total ($)

Thomas R. Mackie(1)	$—	$—	$123,817	$123,817
Paul J. Reckwerdt(2)	—	—	—	—
Frederick A. Robertson(2)	—	—	—	—
Michael J. Cudahy	16,000	—	—	16,000
Sam R. Leno	15,000	19,565	—	34,565
John J. McDonough	23,500	—	—	23,500
John P. Neis	29,500	—	—	29,500
Cary J. Nolan	37,900	—	—	37,900
Carlos A. Perez	20,000	—	—	20,000
Frances S. Taylor	16,500	19,565	—	36,065

(1)	Thomas R. Mackie is paid by the company as a part-time employee. His other compensation includes his salary, insurance, 401(k) and bonus that was accrued in 2006.

(2)	Paul J. Reckwerdt and Frederick A. Robertson are full-time employees and their compensation is set forth in the tables.

(3)	The value of option awards granted to our executive officers has been estimated pursuant to SFAS No. 123(R) for 2006.

Effective July 1, 2006, each of our non-employee/non-affiliated directors, whom we refer to as our non-employee directors, is paid a $20,000 annual retainer in four equal quarterly payments, $2,000 for each board meeting attended and $500 for each telephonic update board meeting. Prior to July 2006, our non-employee received payments for attendance at board meetings and for committee participation, however, they received no annual retainer.

In addition to the annual board retainer, each member of a board committee receives a $2,000 annual retainer and the chairperson of each committee receives a $5,000 annual retainer. All such retainers are paid quarterly. We also reimburse each member of our board of directors who is not a company employee for reasonable travel and other expenses in connection with attending meetings of the board of directors. Following the closing of this offering, the annual retainer for committee members will be increased to $3,000 and the annual retainer for the audit committee chairperson will be increased to $7,500.

Our board of directors has approved a revised director compensation plan for our non-employee directors. Under the plan, following this offering, each non-employee director will typically receive an option to purchase 40,000 shares of our common stock upon his or her appointment to our board of directors. Thereafter, each non-employee director will be considered for an additional stock option award in the discretion of the compensation committee. Each non-employee director stock option will terminate upon the earlier to occur of six years from the date of grant and three months after the director ceases to be a director, adviser, consultant, or employee to the Company. The exercise price of these options will equal the closing price of our common stock on the date of grant. The grants vest 25% per annum upon the date of grant and 25% per annum thereafter.

401(k) Plan

We maintain a tax-qualified retirement plan in the United States that provides all regular employees an opportunity to save for retirement on a tax advantaged basis. The plan is designed to meet the requirements of a tax-qualified defined contribution profit-sharing plan under Sections 401(a) and 401(k) of the Internal

Revenue Code. Under the plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investments alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. Our 401(k) plan allows for matching contributions to be made by us. Currently, 50% of the amount of a participant’s salary deferrals are matched, but only up to 6% of the participant’s compensation for any payroll period. We also may make discretionary profit-sharing contributions to the plan. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at February 28, 2007, and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer and two additional executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Under these rules, beneficial ownership also includes any shares as to which the individual or entity has the right to acquire beneficial ownership of within 60 days of February 28, 2007 through the exercise of any warrant, stock option or other right. Shares subject to such warrants, stock options or other rights are deemed to be outstanding for the purpose of computing the ownership percentage of the person beneficially holding these warrants, stock option or other rights, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Except as noted by footnote, and subject to community property laws where applicable, we believe that the shareholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The table assumes 26,904,261 shares outstanding as of the date of this prospectus and           shares outstanding upon the completion of this offering

Except as set forth below, the address of all shareholders is c/o TomoTherapy Incorporated, 1240 Deming Way, Madison, Wisconsin 53717.

					Assuming Exercise of
					Overallotment Option
	Number of Shares					Number of	Percentage of
	Beneficially Owned		Percentage of Shares Beneficially Owned			Shares	Shares
	Before	After	Before	After	Number of	Beneficially	Beneficially
Name and Address	Offering	Offering	Offering	Offering	Shares Sold	Owned	Owned

Principal shareholders:
Venture Investors, LLC(1)	4,850,836		17.9%
Avalon Technology, LLC(2)	3,616,807		13.3%
The Endeavors Group, LLC(3)	3,524,012		13.1%
Open Prairie Ventures I., L.P.(4)	1,704,750		6.3%
Ascension Health Ventures LLC(5)	1,529,504		5.7%
Wisconsin Alumni Research Foundation(6)	1,485,132		5.5%

					Assuming Exercise of
					Overallotment Option
	Number of Shares					Number of	Percentage of
	Beneficially Owned		Percentage of Shares Beneficially Owned			Shares	Shares
	Before	After	Before	After	Number of	Beneficially	Beneficially
Name and Address	Offering	Offering	Offering	Offering	Shares Sold	Owned	Owned

Directors and executive officers:
Frederick A. Robertson(7)	616,182		2.3%
Paul J. Reckwerdt(8)	1,800,804		6.6%
Stephen C. Hathaway(9)	296,341		1.1%
Steven G. Books(10)	50,125		*
John H. Hughes(11)	195,125		*
Gustavo H. Olivera (12)	297,700		1.1%
Mary Elizabeth Klein	—		*
Delwin T. Coufal (13)	50,125		*
Kenneth D. Buroker (14)	148,725		*
Shawn D. Guse (15)	30,125		*
T. Rockwell Mackie (16)	1,787,088		6.6%
Michael J. Cudahy (17)	3,524,012		13.1%
John J. McDonough (18)	40,314		*
John P. Neis (19)	4,850,836		17.9%
Cary J. Nolan	207,281		*
Carlos A. Perez (20)	20,000		*
Sam R. Leno (21)	10,000		*
Frances S. Taylor (22)	10,000		*
All directors and executive officers as a group	13,934,783		49.4%

*	Less than 1%

(1)	Following the closing of this offering, consists of 2,311,528 shares of common stock issuable upon the conversion of Series B, C and D convertible preferred stock held by Venture Investors Early Stage Fund III Limited Partnership, 1,187,556 shares of common stock issuable upon the conversion of Series A and D convertible preferred stock held by Venture Investors Early Stage Fund II Limited Partnership, 1,173,816 shares of common stock issuable upon the conversion of Series B, C, D and E convertible preferred stock held by Advantage Capital Wisconsin Partners I Limited Partnership, 157,937 shares of common stock issuable to Venture Investors Early Stage Fund II Limited Partnership under our Series A investment agreements, 10,616 shares of common stock issuable upon the exercise of options held by Venture Investors Early Stage Fund III Limited Partnership, 4,868 shares of common stock issuable upon the exercise of options held by Advantage Capital Wisconsin Partners I Limited Partnership and 4,515 shares of common stock issuable upon the exercise of operations held by Venture Investors Early Stage Fund II Limited Partnership. Venture Investors, LLC is the general partner of Advantage Capital Wisconsin Partners I Limited Partnership, Venture Investors Early Stage Fund II Limited Partnership and Venture Investors Early Stage Fund II Limited Partnership. The investment decisions of Venture Investors, LLC are generally made collectively by its managers, John P. Neis, Roger Ganser, Scott Button, George Arida, Winslow Sargeant and Paul Weiss. Each such manager disclaims beneficial ownership of the shares held by the foregoing entities except to the extent of his or her pecuniary interest therein. The address of the foregoing individuals and entities is c/o Venture Investors, LLC 505 South Rosa Road, #201, Madison, Wisconsin 53719.
footnotes continued on following page

(2)	Consists of 3,280,968 shares of common stock issuable upon the conversion of Series A, B, C and D convertible preferred stock, 315,839 shares of common stock under our Series A investment agreement and 20,000 shares of common stock issuable upon the exercise of options. Avalon Technology LLC is controlled by Avalon Capital Group Inc. The controlling shareholder of Avalon Capital Group Inc. is Theodore Waitt and, as such, Mr. Waitt is considered to be the beneficial owner of these securities. Mr. Waitt disclaims beneficial ownership of the shares held by the foregoing entity except to the extent of his pecuniary interest therein. The address of the foregoing individual and entities is Post Office Box 2409, La Jolla, California 92038-2409 c/o Avalon Capital Group.

(3)	Consists of 3,476,812 shares of our common stock issuable to Endeavors Group, LLC upon the conversion of Series C, D and E convertible preferred stock, 27,200 shares of common stock issuable upon the conversion of Series D convertible preferred stock underlying Series D warrants and 20,000 shares of common stock issuable upon the exercise of options. Michael J. Cudahy is the managing member of The Endeavors Group, LLC and, by virtue of his position, may be deemed to be the beneficial owner of these securities. Each of the managing member and other members of Endeavors Group, LLC disclaims beneficial ownership of the shares held by Endeavors Group, LLC except to the extent of any pecuniary interest therein. The address of Mr. Cudahy and the foregoing entities is c/o Endeavors Groups, LLC 9100 N. Swan Road, Milwaukee, Wisconsin 53224.

(4)	Consists of 1,669,518 shares of common stock issuable upon the conversion of Series B, C, D and E convertible preferred stock, 20,000 shares of common stock issuable upon the exercise of options and 15,232 shares of common stock issuable upon the conversion of Series D convertible preferred stock underlying Series D warrants. The investment decisions of Open Prairie Ventures I, L.P. are made collectively by its Investment Committee, the members of which are James M. Schultz, Michael D. Peck, Dennis Beard, Jason Wrone and Lisa Probst. Each member of the Investment Committee disclaims beneficial ownership of the shares held by Open Prairie Ventures I, L.P., except to the extent of his or her pecuniary interest therein. The address of Open Prairie Ventures I, L.P. and the foregoing individuals is 400 East Jefferson, Effingham, Illinois 62401.

(5)	The investment decisions from Ascension Health Ventures LLC are made by Anthony J. Speranzo, Senior Vice President and Chief Financial Officer. Mr. Speranzo disclaims beneficial ownership of the shares held by Ascension Health Ventures LLC, except to the extent of his pecuniary interest therein. The address of Ascension Health Ventures, LLC and Mr. Speranzo is 4600 Edmundson Road, P.O. Box 45998, St. Louis, Missouri 63145.

(6)	The investment decisions for the Wisconsin Alumni Research Foundation are made by Carl Gulbrandsen, Managing Director. Mr. Gulbrandsen disclaims beneficial ownership of the shares held by the Wisconsin Alumni Research Foundation, except to the extent of his pecuniary interest therein. The address of the Wisconsin Alumni Research Foundation and the foregoing individual is 614 Walnut Street, 13th Floor, Madison, Wisconsin 53705.

(7)	Consists of 349,964 shares of common stock and 266,218 shares of common stock issuable upon the exercise of options.

(8)	Consists of 838,400 shares of common stock held by Cosmic Debris, LP, 686,800 shares of common stock held by Mr. Reckwerdt, 236,888 shares of common stock issuable to Mr. Reckwerdt under our Series A investment agreement, 25,000 shares of common stock issuable upon the exercise of options and 13,716 shares of common stock issuable upon conversion of Series D convertible preferred stock.

(9)	Consists of 265,125 shares of common stock, 15,000 shares of common stock issuable upon the exercise of options and 16,216 shares of common stock issuable upon the conversion of Series D and E convertible preferred stock.

(10)	Consists of 20,000 shares of common stock and 30,125 shares of common stock issuable upon the exercise of options.

(11)	Consists of 125,000 shares of common stock and 70,125 shares of common stock issuable upon the exercise of options.
footnotes continued on following page

(12)	Consists of 285,200 shares of common stock and 12,500 shares of common stock issuable upon the exercise of options.

(13)	Consists of 20,000 shares of common stock and 30,125 shares of common stock issuable upon the exercise of options.

(14)	Consists of 138,725 shares of common stock and 10,000 shares of common stock issuable upon the exercise of options.

(15)	Consists of 30,125 shares of common stock issuable upon the exercise of options.

(16)	Consists of 1,762,088 shares of common stock and 25,000 shares of common stock issuable upon the exercise of options.

(17)	Consists of 3,476,812 shares of our common stock issuable to Endeavors Group, LLC upon the conversion of Series C, D and E convertible preferred stock, 27,200 shares of common stock issuable upon conversion of Series D convertible preferred stock underlying Series D warrants and 20,000 shares of common stock issuable upon the exercise of options. Mr. Cudahy is the managing member of The Endeavors Group, LLC and, by virtue of his position, may be deemed to be the beneficial owner of the securities. Mr. Cudahy disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(18)	Consists of 30,000 shares of common stock issuable upon the exercise of options and 10,314 shares of common stock.

(19)	Consists of 2,311,528 shares of common stock issuable upon the conversion of Series B, C and D convertibles preferred stock held by Venture Investors Early Stage Fund III Limited Partnership, 1,187,556 shares of common stock issuable upon the conversion of Series A and D convertible preferred stock held by Venture Investors Early Stage Fund II Limited Partnership, 1,173,816 shares of common stock issuable upon the conversion of Series B, C, D and E convertible preferred stock held by Advantage Capital Wisconsin Partners Limited Partnership, 157,937 shares of common stock issuable to Venture Investors Early Stage Fund II Limited Partnership under to our Series A investment agreement, 10,616 shares of common stock issuable upon the exercise of options held by Venture Investors Early Stage Fund III Limited Partnership, 4,868 shares of common stock issuable upon the exercise of options held by Advantage Capital Wisconsin Partners I Limited Partnership and 4,515 shares of common stock issuable upon the exercise of options held by Venture Investors Early Stage Fund II Limited Partnership. Venture Investors LLC is the general partner of Advantage Capital Wisconsin Partners I Limited Partnership, Venture Investors Early Stage Fund II Limited Partnership and Venture Investors Early Stage Fund III Limited Partnership. The investment decisions of Venture Investors, LLC are taken collectively by six managers, including Mr. Neis. Each such manager and Mr. Neis disclaim such beneficial ownership except to the extent of his pecuniary interest therein. The address of Mr. Neis is c/o Venture Investors, LLC, 505 South Rosa Road, #201, Madison, Wisconsin 53719.

(20)	Consists of 20,000 shares of common stock issuable upon the exercise of options.

(21)	Consists of 10,000 shares of common stock issuable upon the exercise of options.

(22)	Consists of 10,000 shares of common stock issuable upon the exercise of options.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

License Agreement with Wisconsin Alumni Research Foundation

We license significant technology incorporated in the Hi-Art system from Wisconsin Alumni Research Foundation, or WARF, under a license agreement dated February 22, 1999. As of the date of this prospectus, WARF beneficially owns 5.6% of our outstanding shares of common stock on an as-converted basis. Under the license agreement, WARF granted us an exclusive license to use various patents related to methods and apparatus for radiation therapy to produce medical applications of all types. At the time of the execution of our license, WARF had an existing license agreement with NOMOS Corporation for several of the same patents. Our license with WARF is “exclusive” except for these prior rights granted to NOMOS. Under its agreement with WARF, NOMOS is only permitted to exploit the licensed technology to create products in the medical imaging field, and produce add-on accessories and software designed to operate in conjunction with a constrained rotation linear accelerator made by a third party. NOMOS is not permitted to use the licensed patents to produce and sell their own fully integrated radiation therapy system and does not directly compete with us. NOMOS may, however, produce add-on devices that can be incorporated into an existing system, which may reduce the need for a customer to upgrade to the Hi-Art System and adversely affect our business in the future. Under the license agreement, we agreed to establish and actively pursue a development plan (previously submitted to and approved by WARF) to use the licensed patents to create products for sale in the retail market.

In consideration for the license, we agreed to pay a license fee, a portion of which was already paid under the terms of a prior license agreement. In addition, we agreed to reimburse WARF for 80% of the actual costs WARF incurred in filing, prosecuting and maintaining the licensed patents. For the balance of the license fee and in respect of our reimbursement obligations, in lieu of a cash payment, we issued 474,000 shares of our common stock to WARF under the terms of a separate equity agreement entered into concurrently with the license agreement. In addition to the license fees above, we agreed to pay earned royalties based on the number of products we sell or lease that use the inventions claimed in the licensed patents. We also agreed to a minimum royalty payment if a certain number of sales are not made each year. Since 2004, we have sold enough machines each year such that the earned royalty has exceeded the minimum royalty. We expensed payments to WARF totaling $250,000 in 2003, $504,000 in 2004, $672,000 in 2005 and $1,272,000 in 2006.

The license agreement will terminate if either (1) no licensed patent remains an enforceable patent, or (2) the earned royalties cease for more than eight consecutive quarters. We may also terminate the agreement at any time by giving at least 90 days prior written notice to WARF. Finally, if we default in the timely payment of any fees due or the timely submission of a development report, fail to actively pursue the development plan, or commit any breach of any other covenant, and fail to remedy any such breach of default within 90 days, or if we commit any act of bankruptcy or become insolvent, WARF may terminate the agreement.

WARF is primarily responsible for enforcing and defending the licensed patents. In the event that we believe there is an infringement of any of the licensed patents, we may provide WARF with written notice of such infringement and WARF has the right to determine the best course of action. If WARF reaches a settlement that includes granting a license for the relevant patents, the terms may be no more favorable than those contained in our license agreement and WARF is required to share the income from any such license with us. If we are asked by WARF to take or join in any action against a potential infringer, we are entitled to reimbursement of our reasonable expenses only after WARF has been reimbursed for its reasonable expenses. If WARF does not take any action within six months of receiving our notice, we may request that WARF do so and WARF is obligated to comply if we reimburse WARF for half of its actual expenses incurred in bringing any action.

Financing Transactions

Original rounds of financing.  Since our founding, we have raised capital through multiple rounds of financing. Between 1999 and 2005, we raised capital through sales of our Series A, B, C and D shares of preferred stock. Each share of preferred stock will automatically convert into shares of common stock upon the closing of this offering. Prior to the issuance of the Series D preferred stock, we instituted a 50-to-1 stock split applicable to all outstanding shares. Prior to the issuance of Series E preferred stock, described in detail below, we instituted a four-to-one stock split applicable to all outstanding shares.

Issuance of Series E preferred stock.  In December 2005, we sold an aggregate of 1,732,673 shares of Series E preferred stock at a price per share of $8.08 for an aggregate purchase price of $14.0 million. Each shares of Series E preferred stock will automatically convert into one share of common stock upon the closing of this offering. Of these 1,732,673 shares of Series E preferred stock, an aggregate of 961,773 shares were sold to the following directors, officers and holders of more than five percent of our voting securities:

		Shares of Common
		Stock Issuable
		Upon Conversion
	Aggregate	of the Series E
	Purchase Price	Preferred Stock

Ascension Health	$399,992	49,504
The Endeavors Group, LLC	5,767,600	713,812
Open Prairie Ventures I, L.P.	999,996	123,762
Stephen C. Hathaway	20,200	2,500
John J. McDonough	83,337	10,314
Cary J. Nolan	499,998	61,881

Issuance of Contingent Common Stock

Under the investment agreement for our Series A preferred stock, our founders and the holders of the Series A preferred stock were entitled to receive an aggregate of 947,552 shares of common stock upon the closing of an initial public offering. This number is based on the original number of shares of Series A preferred stock issued multiplied by 2.86. In February 2007, our board of directors approved the immediate issuance of these shares in full satisfaction of this right. Based on the allocation set forth in the investment agreement, the shares will be issued as follows:

•	315,839 shares issuable to Avalon Technology, LLC;

•	157,937 shares issuable to Venture Investors Early Stage Fund II Limited Partnership;

•	236,888 shares issuable to T. Rockwell Mackie; and

•	236,888 shares issuable to Paul J. Reckwerdt.

Sales of our Equity Securities

In October 2006, the Chairman of our Board, T. Rockwell Mackie, sold an aggregate of 140,000 shares of common stock to two individuals, and our President, Paul Reckwerdt, sold 140,000 common shares to one individual, in each case, at a price per share of $9.18 resulting in an aggregate proceeds of $1.3 million to each seller. All necessary waivers from us and holders of our preferred stock were obtained prior to these transactions.

Rights of Appointment

Our current board of directors consists of ten directors. The bylaws in effect prior to this offering require that our board have not less than nine and not more than eleven members. Under the investment agreements in effect prior to this offering the following shareholders or groups of shareholders have the right to appoint directors to our board:

	Number of	Name of
Shareholder or Group of Shareholders	Directors	Director

Avalon Technology LLC(1)	One director	Sam R. Leno
Open Prairie Ventures I, Limited Partnership(1)	One director	Frances S. Taylor
The Endeavors Group, LLC(1)	One director	Michael Cudahy
Majority vote of Venture Investors Early Stage Fund III
LP, Venture Investors Early Stage Fund II Limited Partnership, and
Advantage Capital Wisconsin Partners I Limited Partnership(1)	One director	John P. Neis
Majority vote of all preferred shareholders	One director	Cary J. Nolan
T. Rockwell Mackie and Paul J. Reckwerdt(1)	Two directors	T. Rockwell Mackie Paul J. Reckwerdt

(1)	Holder of 5% or more of our equity securities.

Our Chief Executive Officer also serves as a director and the remaining one to three directors, depending on the number of directors then serving on our board, are appointed by holders of all or our issued and outstanding stock, including our preferred stock on an as-converted basis.

Under the investment agreements for our Series A, B, C and D preferred stock each of Venture Investors Early Stage Fund II LP, Avalon Technology, LLC, Baird Venture Partners I LP, BVP Affiliates I Fund LP, Open Prairie Ventures I L.P., Ascension Health, holders of at least 188,600 shares of Series B preferred stock and holders of at least 70,000 shares of Series C preferred stock were each granted the right to appoint one observer to attend meetings of our board of directors. All rights to appoint directors and observers will terminate upon the closing of this offering, although currently serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires.

We are not a party to, and are not aware of, any voting agreements among our shareholders.

Registration Rights

Certain of our shareholders have registration rights under our amended and restated investment agreement, which will become effective upon completion of this offering. After giving effect to the conversion of outstanding preferred stock into shares of common stock upon completion of this offering, 18,770,829 shares of common stock will be entitled to registration rights described below. In addition, 116,596 shares of common stock issuable upon the exercise of warrants to purchase our preferred stock will be entitled to registration rights when issued. The security holders entitled to registration rights include the following directors, officer and holders of more than five percent of our voting securities and their affiliates: Ascension Health; Avalon Technology, LLC; The Endeavors Group, LLC; entities affiliated with Venture Investors LLC; Wisconsin Alumni Research Foundation; Paul J. Reckwerdt; and Stephen C. Hathaway.

Demand registration rights.  Subject to the limitations agreed to by substantially all of our shareholders of the lock-up agreements described in “Underwriting – Lock-Up Agreements”, at any time following the closing of this offering, we may be required to file a registration statement in respect in respect of shares of common stock held by our former preferred shareholders. Under our investment agreement, a majority of such shareholders may require us to register shares of common stock held by them up to three times, except that such shareholders may demand an unlimited number of registrations on Form S-3.

Following a request to effect a registration by our shareholders as described above, we are required to offer the other shareholders that are entitled to registration rights an opportunity to include their shares in the registration statement. In the event that the managing underwriter advises the registering shareholders in writing that marketing factors require a limitation on the number of shares that can be included in the registration statement, the number of shares that may be included in the underwriting will be allocated among all the shareholders seeking to include shares in the registration statement on a pro rata basis based on the number of registrable securities sought to be registered by all such shareholders. The number of shares to be included by our shareholders entitled to registration rights shall not be reduced unless all other securities held by our other shareholders are first entirely excluded from the underwriting and registration.

Piggyback registration rights.  Under our investment agreement, holders of registrable securities are entitled to 30 days’ prior notice before we file any registration statement in the future and have the right to request that we include their shares in such registration statement. If the managing underwriter advises in writing that marketing factors require a limitation on the number of shares that can be included in the registration statement, the number of common shares that may be included in the registration and underwriting shall be allocated among all registration right holders in proportion to the respective amounts of common shares held by such registration right holders at the time of the filing of the registration statement.

Termination.  All registration rights granted to holders of registrable securities terminate on such date after the closing of this offering as all common shares held or entitled to be held upon conversion by such holder may immediately be sold under Rule 144 under the Securities Act during any 90-day period.

Expenses.  We will pay all expenses in carrying out the above registrations, including the fees and expenses of one counsel to the selling shareholders.

Agreements with Directors and Officers and Certain Shareholders

Cudahy Aircraft Agreement

We entered into an agreement for the periodic use of aircraft and flight crew services with Cozzens and Cudahy Air Inc., a company owned in part by Michael Cudahy, one of our directors. The agreement became effective on April 25, 2005, and provides for an initial term of one year and automatically renews on a month-to-month basis, unless terminated by either party upon thirty days’ written notice. Under the agreement, we make use of Mr. Cudahy’s aircraft and are required to pay all relevant expenses in connection with our use and operation of the aircraft. In connection with this agreement, we paid $25,000 in 2004, $38,000 in 2005 and $18,550 in 2006. In 2007, we have incurred no payment obligations under the agreement through February 28, 2007.

Stock Option Grant.

We have granted options to purchase shares of our common stock to certain employees, directors, and advisors. See “Management — Director Compensation,” “Compensation Discussion and Analysis” and “Management — Option Grants in Last Fiscal Year.”

Exculpation, Indemnification and Insurance.

We intend to enter into indemnification agreements with each of our directors and executive officers prior to the completion of this offering.

Review and Approval of Related Transactions

We have adopted a policy providing that all material transactions between us and our officers, directors and other affiliates must be:

•	approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors; and

•	on terms no less favorable to us than those that we believe could be obtained from unaffiliated third parties.

In general, our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering and the effectiveness of our amended and restated articles of incorporation, we will be authorized to issue up to          shares of common stock, par value $.01 per share, and up to           shares of preferred stock, par value $.01 per share. The description below summarizes the material terms of our common stock and preferred stock, as well as options and warrants to purchase our common stock and provisions of our amended and restated articles of incorporation and amended and restated bylaws. This description is only a summary. For more detailed information, you should refer to our amended and restated articles of incorporation and bylaws that will be effective upon closing of this offering, and to the applicable provisions of Wisconsin law. Copies of our amended and restated articles of incorporation and amended and restated bylaws will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. Under the Wisconsin Business Corporation Law, however, shareholders of a Wisconsin corporation, such as us, are personally liable for claims of employees for services, not to exceed six months services in any one case. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Effective immediately upon closing of this offering, there will be no shares of preferred stock outstanding because all our outstanding shares of preferred stock will have been converted automatically into shares of common stock at such time. Upon the completion of this offering and the effectiveness of our amended and restated articles of incorporation, our board of directors will be authorized to issue from time to time shares of preferred stock in one or more series without shareholder approval. Our board of directors will have the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its right and preferences is to eliminate delays associated with a shareholder vote on specific issuances. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

The effects of issuing preferred stock could include one or more of the following:

•	decreasing the amount of earnings and assets available for distribution to holders of common stock;

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying, deferring or preventing changes in our control or management.

Warrants

As of January 31, 2007, there were outstanding warrants to purchase 116,596 shares of our Series D preferred stock at an exercise price of $2.50 per share. The warrants expire on February 18, 2009. These warrants provide for adjustments in the event of stock dividends, stock splits, reclassifications or other changes in our corporate structure. Certain of the holders of these warrants have registration rights that are outlined below under the heading “Registration Rights.”

Anti-Takeover Effects of Provisions of Wisconsin Law, Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Our amended and restated articles of incorporation and amended and restated bylaws, which are to become effective at the closing of this offering, and Wisconsin law contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our shareholders might consider favorable. The following is a summary of these provisions.

Authorized but Unissued Shares of Preferred Stock and Common Stock

The ability to issue authorized but unissued shares of preferred stock and to establish the relative powers, preferences and other rights of each series of preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control of our company or removal of our incumbent directors or management.

Our board of directors also may approve the issuance of authorized but unissued shares of our common stock without further action by our shareholders, unless such action is required in a particular case by applicable laws or regulations or by the Nasdaq Stock Market LLC or any other stock exchange upon which our common stock may then be listed. Our shareholders do not have the preemptive right to purchase or subscribe to any additional shares of common stock that we may issue. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate acquisitions of other businesses. One of the effects of the existence of authorized but unissued shares may be to enable our board of directors to issue shares to persons friendly to our management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Advance Notification of Shareholder Nominations and Proposals

Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of candidates for election to the board of directors, other than nominations made by us. In most circumstances, a shareholder must provide notice of any proposed business or director nominations at least 120 calendar days before the date of our proxy statement in connection with the previous year’s annual meeting of shareholders. The notice must also include descriptions of certain matters as set forth in our bylaws. Although our bylaws do not give the board of directors the power to approve or disapprove shareholder nominations or candidates or proposals regarding other business to be conducted at an annual or special meeting, our bylaws may have the effect of precluding certain actions at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Inability of Shareholders to Act by Less than Unanimous Written Consent; Special Meetings

Our shareholders may act only by unanimous written consent in lieu of a meeting. Our amended and restated bylaws further provide that special meetings of shareholders may be called only by a majority of our board of directors or our Chief Executive Officer upon demand of the holders of record of shares representing ten percent of our outstanding shares of common stock or as otherwise required by law. These provisions may lengthen the amount of time required to take shareholder actions. As a result, a shareholder or group of shareholders that controls a majority of our common stock would not be able to amend our bylaws or remove directors except at an annual shareholders’ meeting.

Classified Board of Directors and Related Provisions

Our amended and restated bylaws provide that our board of directors will be divided into three classes of directors (each class containing approximately one-third of the total number of directors) serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. This classified board provision will prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual shareholder meeting following the date the acquiror obtains the controlling interest. The number of directors constituting our board of directors is determined from time to time by our board of directors. Our amended and restated bylaws also provides that directors may be removed only for “cause” and by the affirmative vote of the holders of a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of our amended and restated bylaws authorizing our board of directors to fill vacancies on the board by majority vote, will prevent shareholders from removing incumbent directors without cause and filling the vacancies with third parties.

Voting Requirements on Amending our Amended and Restated Bylaws or our Amended and Restated Articles of Incorporation

Our amended and restated bylaws provide that amendments of our bylaws must be approved by either our shareholders at a regular or special shareholders’ meeting or our board of directors, but no bylaw adopted by the shareholders may be amended by our board of directors if the bylaw adopted by the shareholders so provides. Our amended and restated articles of incorporation can be amended in accordance with the Wisconsin Business Corporation Law.

Wisconsin Business Corporation Law

We are subject to the provisions of the Wisconsin Business Corporation Law.

Business Combination Statute.  Wisconsin law regulates a broad range of business combinations between a “resident domestic corporation” and an “interested shareholder.”

A business combination is defined to include any of the following transactions:

•	a merger or share exchange;

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;

•	the issuance of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

•	the adoption of a plan of liquidation or dissolution; or

•	certain other transactions involving an interested shareholder.

A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the relevant date, satisfies any of the following:

•	its principal offices are located in Wisconsin;

•	it has significant business operations located in Wisconsin;

•	more than 10% of the holders of record of its shares are residents of Wisconsin; or

•	more than 10% of its shares are held of record by residents of Wisconsin.

Following completion of this offering, we will be considered a resident domestic corporation for purposes of these statutory provisions.

An “interested shareholder” is defined to mean a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% or more of the voting power of its then outstanding voting stock within the last three years.

Under Wisconsin law, a resident domestic corporation cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition. A resident domestic corporation may engage in a business combination with an interested shareholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied:

•	the board of directors approved the acquisition of the stock prior to such shareholder’s acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or

•	the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

Fair Price Statute.  The Wisconsin law also provides that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the resident domestic corporation’s stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

•	the aggregate value of the per share consideration is equal to the highest of:

•	the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

•	the market value of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

•	the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and

•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

Control share voting restrictions.  Under Wisconsin law, unless otherwise provided in the articles of incorporation, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares.

Defensive action restrictions.  Wisconsin law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:

•	acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or

•	sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          . Its address is          .

Nasdaq Global Market

We have applied for the quotation of our common stock on The Nasdaq Global Market under the symbol “TTPY.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could also adversely affect the trading price of our common stock and our ability to raise equity capital in the future.

Eligibility of Restricted Shares for Resale in the Public Markets

Upon completion of this offering, we will have outstanding an aggregate of 27,850,613 shares of common stock, assuming no exercise of options or warrants that were outstanding as of February 28, 2007. Of these shares, the          shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining           shares of common stock will be held by our existing shareholder and will be considered “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, as described below.

Taking into account the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, the number of shares of common stock that will be available for sale in the public market is as follows:

•	shares, which are not subject to the 180-day lock-up period described below, may be sold immediately upon the date of this prospectus;

•	shares, which are not subject to the 180-day lock-up period described below, may be sold beginning 90 days after the date of this prospectus;

•	additional shares may be sold upon expiration of the 180-day lock-up period described below, of which would be subject to volume, manner of sale and other limitations under Rule 144; and

•	the remaining shares will be eligible for resale pursuant to Rule 144 upon the expiration of various one year holding periods during the six months following the expiration of the 180-day lock-up period.

In addition, the shares underlying options and warrants will become available for resale into the public markets as described below under “— Stock Options” and “— Warrants”.

Lock-up Agreements

Our officers, directors and the holders of substantially all of our outstanding common stock and vested options have signed lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. We have also agreed that we will not to issue, sell or offer to sell any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, other than (1) the shares of common stock sold in this offering, and (2) shares of common stock or stock options issued under our incentive stock plans and the filing of a registration statement on Form S-8 with respect to such plans. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

The 180-day restricted period described above will be extended if during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period. In either case, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the announcement of the material news or the occurrence of a material event, unless such extension is waived in writing by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The transfer restrictions in the lock-up agreements by our officers, directors and certain other shareholders described above are subject to the following exceptions:

•	transactions relating to shares of common stock or other securities acquired in open market transactions, unless such transaction would result in the filing of any reports pursuant to Section 16 of the Securities Exchange Act of 1934;

•	bona fide gifts (which shall include, in the case of an individual, a gift occurring at death by will or intestacy, and transfers during lifetime to a trust or other entity for bona fide estate planning or tax purposes); and

•	distributions to limited partners or shareholders or transfers to controlled or controlling entities or entities under common control, provided that in the case of any transfer or distribution pursuant to this or the immediately preceding bullet point, each donee, distributee or other transferee shall enter into a similar lock-up agreement.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the prospectus, a person, or persons whose shares are aggregated, who owns shares that were purchased from us or an affiliate of us at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of our then-outstanding shares of common stock, which is expected to equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates that are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the shareholder and other factors.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquires common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering to the extent not subject to lock-up agreements is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up agreements described below, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirement.

Stock Options

As of February 28, 2007, we had granted options to purchase a total of 5,469,526 shares of common stock, of which 1,570,632 shares were vested and exercisable. An additional 1,621,074 shares of common stock were available for future option grants under our 2002 Stock Option Plan. Upon the closing of this offering, the shares issuable upon exercise of these options will no longer be restricted by our right of repurchase and approximately           shares will not be subject to lock-up agreements and will be eligible for sale in the public market in accordance with Rule 701 under the Securities Act beginning 90 days after the date of this prospectus.

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register all shares of our common stock which have been issued or are issuable upon exercise of outstanding stock options or other rights granted under our equity plans. These registration statements are expected to become effective upon filing. Subject to Rule 144 volume limitations applicable to affiliates, the amount of shares referenced above, once registered under any registration statements, will be immediately available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the lock-up agreements described below.

Warrants

As of February 28, 2007, there were outstanding warrants to purchase 52,356 shares of our Series D preferred stock at an exercise price of $2.50 per share. The warrants provide for adjustments in the event of stock dividends, stock splits, reclassifications or other changes in our corporate structure. Following the closing of this offering, the warrants will be exercisable for common stock. Certain of the holders of the warrants have registration rights that are outlined below under the heading “Registration Rights.”

Registration Rights

Following the completion of this offering, the holders of 18,887,425 shares of common stock and warrants to purchase shares of common stock are entitled to request that we register their shares for resale under the Securities Act and these shareholders and warrant holders also have the right to include their shares in a registration statement for any public offering we undertake in the future subject, in each case, to cutback for marketing reasons. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

MATERIAL U.S FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material United States federal income and estate tax considerations applicable to a non-U.S. holder with respect to such holder’s acquisition, ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the United States federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock who is not for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, partnership or any other organization taxable as a corporation or partnership for U.S. federal tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for United States federal income tax purposes regardless of its source; or

•	a trust (A) if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions or (B) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, existing, proposed and temporary United States Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in each case as in effect and available as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus.

This description addresses only the United States federal income tax considerations of non-U.S. holders that are initial purchasers of our common stock pursuant to the offering and that will hold our common stock as capital assets. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of United States state, local or non-U.S. taxation. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	real estate investment companies, regulated investment companies or grantor trusts;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities or currencies;

•	partnerships or other pass-through entities;

•	regulated investment companies;

•	pension plans;

•	holders that own or are deemed to own more than 5% of our common stock;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons that received our common stock as compensation for performance of services;

•	persons that have a functional currency other than the United States dollar; and

•	certain former citizens or residents of the United States.

Moreover, except as set forth below, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our common stock.

There can be no assurance that the Internal Revenue Service, referred to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the acquisition, ownership, or disposition of our common stock.

We urge you to consult with your own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess will be treated first as a tax-free return of your adjusted tax basis in our common stock and thereafter as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.”

Generally, but subject to the discussions below under “Status as United States Real Property Holding Corporation” and “Backup Withholding and Information Reporting,” if you are a non-U.S. holder, distributions of cash or property (other than certain distributions of our common stock, if any, distributed pro rata to all our common stock holders) paid to you will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable United States income tax treaty. U.S. holders are urged to consult your own tax advisor regarding your entitlement to benefits under a relevant United States income tax treaty. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits as determined under U.S. federal income tax principles, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations.

Except as may be otherwise provided in an applicable United States income tax treaty, if you are a non-U.S. holder and conduct a trade or business within the United States, you generally will be taxed at ordinary United States federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business and such dividends will not be subject to the withholding described above. If you are a foreign corporation, you may also be subject to a 30% “branch profits tax” unless you qualify for a lower rate under an applicable United States income tax treaty.

To claim the benefit of any applicable United States tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor form as the IRS designates), before the distributions are made. These forms must be periodically updated. If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Our Common Stock

Generally, but subject to the discussions below under “Status as United States Real Property Holding Corporation” and “Backup Withholding and Information Reporting,” if you are a non-U.S. holder, you will not be subject to U.S. federal income tax or withholding tax on any gain realized on the sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and if an applicable United States income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained by you), in which case you generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons and, if you are a foreign corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may apply; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or disposition and certain other conditions are met, in which case you will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by your U.S. source capital losses, if any.

Status as a United States Real Property Holding Corporation

If you are a non-U.S. holder, under certain circumstances, gain recognized on the sale, exchange or other disposition of, and certain distributions in excess of basis with respect to, our common stock would be subject to United States federal income tax, notwithstanding your lack of other connections with the United States, if we are or have been, at any time during the shorter of (i) your holding period of our common stock or (ii) the five-year period ending on the date of such sale, exchange or other disposition (or distribution in excess of basis) a “United States real property holding corporation” for United States federal income tax purposes, unless our common stock is regularly traded on an established securities market and you hold no more than 5% of our outstanding common stock, directly or indirectly. If we are determined to be a United States real property holding corporation and the foregoing exception does not apply, then, if you are a non-U.S. holder, a purchaser may withhold 10% of the proceeds payable to you from a sale of our common stock, and you generally will be taxed on the net gain derived from the disposition at the graduated United States federal income tax rates applicable to United States persons. Generally, a corporation is a United States real property holding corporation only if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future. Furthermore, no assurance can be provided that our stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for United States federal estate tax purposes, will be considered United States situs assets and will be included in the individual’s gross estate for United States federal estate tax purposes. Such shares, therefore, may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common stock made within the United States, or by a United States payor or United States middleman, to a holder of common stock, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, common stock within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate currently is 28%.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s United States federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our common stock. You should consult your own tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

Subject to the terms and conditions described in a purchase agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholders, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Piper Jaffray & Co.
Thomas Weisel Partners LLC
Robert W. Baird & Co.
William Blair & Company

Total

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated. The closings for the sale of shares to be purchased by the underwriters are conditioned on one another.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us and the selling shareholders that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may allow, a discount not in excess of $      per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to TomoTherapy, Incorporated and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to TomoTherapy Incorporated	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $      million and are payable by TomoTherapy Incorporated.

Overallotment Option

The selling shareholders have granted an option to the underwriters to purchase up to           additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling shareholders and our executive officers and directors, and substantially all of our existing shareholders and vested option holders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed, with certain exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The 180-day restricted period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earning release or material news or a material event relating to its business occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

NASDAQ Listing

We expect the shares to be approved for listing on the Nasdaq Global Market under the symbol “TTPY”. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling shareholders and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are, the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated will be facilitating electronic distributions for this offering to certain of their electronic subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated Internet sites is not part of this prospectus.

Other Relationships

BVP I and Baird Venture Partners, each affiliates of Robert W. Baird & Co., own 147,619 shares and 211,293 shares, respectively. The underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they will receive customary fees and commissions.

LEGAL MATTERS

The validity of the shares of common stock we are offering and other legal matters concerning this offering will be passed upon for us by Michael Best & Friedrich LLP, Milwaukee, Wisconsin. Legal matters in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York.

EXPERTS

Grant Thornton LLP, independent registered public accounting firm, has audited our financial statements as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and the related registration statement, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Virchow Krause & Company, LLP, acted as an independent third party evaluator and provided a valuation of the fair value of our common stock as of the applicable grant dates in connection with the preparation of our audited financial statements for the years ended December 31, 2004, 2005 and 2006.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

Upon the completion of the offering hereunder, we will become subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended. We intend to file periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements that have been certified by an independent registered public accounting firm. Our registration statement is and future SEC filings will be available to you on our website at www.TomoTherapy.com. The contents of our website are not a part of this prospectus.

TomoTherapy Incorporated

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
TomoTherapy Incorporated and Subsidiaries

We have audited the accompanying consolidated balance sheets of TomoTherapy Incorporated and Subsidiaries (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, temporary equity and shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2006, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note F to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. In addition, as discussed in Note A to the consolidated financial statements effective January 1, 2006, the Company adopted Financial Accounting Standards Board (FASB) Staff Position 150-5, Issuer’s Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable.

Grant Thornton LLP
Madison, Wisconsin
March 21, 2007

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

			Pro Forma
			Shareholders’
			Equity
	December 31,		December 31,
	2005	2006	2006
			(Unaudited)

ASSETS
Cash and cash equivalents	$30,396	$20,137
Accounts receivable	14,235	19,050
Inventories	28,283	40,026
Deferred tax assets	—	5,982
Prepaid expenses and other current assets	838	1,014

Total current assets	73,752	86,209
Property and equipment, net	6,656	15,469
Test systems, net	1,769	5,349
Intangible assets, net	126	472
Deferred tax assets	—	1,815

Total assets	$82,303	$109,314

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Accounts payable	$7,342	$13,960
Customer deposits	38,187	23,103
Deferred revenue	11,094	20,204
Accrued expenses	6,414	12,667
Accrued warranties	2,923	5,307
Convertible preferred stock warrant liability	—	3,522

Total current liabilities	65,960	78,763
Other non-current liabilities	1,347	2,005

Total liabilities	67,307	80,768
COMMITMENTS AND CONTINGENCIES (Note D)
TEMPORARY EQUITY
Redeemable convertible preferred stock, $1 par value, 18,887,425 shares authorized, 18,545,029 shares issued and outstanding at December 31, 2005 and 2006; liquidation amount: $49,822,000 and $52,587,000 at December 31, 2005 and 2006; Pro forma: preferred stock, $1 par value; no shares authorized, issued or outstanding	166,402	212,663	$—
SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock, $.01 par value, 32,665,549 and 35,065,549 shares authorized; 6,204,336 and 6,811,995 shares issued and outstanding at December 31, 2005 and 2006, respectively; Pro forma: common stock $.01 par value, 35,065,549 shares authorized; 26,304,576 issued and outstanding	62	68	263
Additional paid-in capital	1,035	1,796	214,264
Treasury stock, 1,200 shares at cost	—	—	—
Accumulated deficit	(152,503)	(185,981)	(185,981)

Total shareholders’ equity (deficit)	(151,406)	(184,117)	$28,546

TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)	$82,303	$109,314

The accompanying notes are an integral part of these consolidated statements.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Year Ended December 31,
	2004	2005	2006

Revenue	$45,460	$75,754	$156,102
Cost of revenue	28,078	50,047	102,653

Gross profit	17,382	25,707	53,449

Operating expenses:
Research and development	6,492	11,372	21,397
Selling, general and administrative	7,827	14,197	23,119

Total operating expenses	14,319	25,569	44,516

Income from operations	3,063	138	8,933
Other income (expense), net	(31)	179	(1,202)

Income before income tax and cumulative effect of change in accounting principle	3,032	317	7,731
Income tax expense (benefit)	151	78	(7,184)

Income before cumulative effect of change in accounting principle	2,881	239	14,915
Cumulative effect of change in accounting principle	—	—	(2,140)

Net income	2,881	239	12,775
Accretion of redeemable convertible preferred stock	(41,960)	(68,075)	(46,253)

Net loss attributable to common shareholders	$(39,079)	$(67,836)	$(33,478)

Net loss per share attributable to common shareholders
Basic and diluted	$(7.35)	$(11.54)	$(5.14)

Weighted average common shares outstanding used in computing net loss per share attributable to common shareholders
Basic and diluted	5,319,286	5,879,139	6,511,669

The accompanying notes are an integral part of these consolidated statements.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF TEMPORARY EQUITY
AND SHAREHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share amounts)

			Shareholders’ Equity (Deficit)
	Redeemable Convertible				Additional			Total
	Preferred Stock		Common Stock		Paid-in	Unearned	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Equity (Deficit)

Balance at December 31, 2003	13,895,200	$35,597	5,080,316	$58	$827	$(1)	$(45,588)	$(44,704)
Accretion of preferred stock to redemption value	—	41,960	—	—	—	—	(41,960)	(41,960)
Exercise of stock options	—	—	411,024	1	36	—	—	37
Grant of compensatory options	—	—	—	—	25	(25)	—	—
Amortization of unearned compensation	—	—	—	—	—	26	—	26
Sale of Series D preferred stock and conversion of notes payable	2,800,000	6,677	—	—	—	—	—	—
Net income	—	—	—	—	—	—	2,881	2,881

Balance at December 31, 2004	16,695,200	84,234	5,491,340	59	888	—	(84,667)	(83,720)
Accretion of preferred stock to redemption value	—	68,075	—	—	—	—	(68,075)	(68,075)
Exercise of stock options	—	—	712,996	3	147	—	—	150
Exercise of warrants	117,156	182	—	—	—	—	—	—
Sale of Series E preferred stock	1,732,673	13,911	—	—	—	—	—	—
Net income	—	—	—	—	—	—	239	239

Balance at December 31, 2005	18,545,029	166,402	6,204,336	62	1,035	—	(152,503)	(151,406)
Accretion of preferred stock to redemption value	—	46,253	—	—	—	—	(46,253)	(46,253)
Exercise of stock options	—	—	607,659	6	973	—	—	979
Compensation expense related to stock options	—	—	—	—	232	—	—	232
Reclassification of warrants to liabilities	—	—	—	—	(444)	—	—	(444)
Issuance costs for Series E preferred stock	—	8	—	—	—	—	—	—
Net income	—	—	—	—	—	—	12,775	12,775

Balance at December 31, 2006	18,545,029	$212,663	6,811,995	$68	$1,796	$—	$(185,981)	$(184,117)

The accompanying notes are an integral part of these consolidated statements.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Cash flows from operating activities
Net income	$2,881	$239	$12,775
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	859	1,678	3,053
Noncash charge for stock compensation	26	—	232
Change in carrying value of convertible preferred stock warrants	—	—	3,078
Noncash charge for interest	44	—	—
Loss on disposal of property and equipment	—	—	100
Benefit from deferred income taxes	—	—	(7,797)
Deferred rent	(15)	(16)	31
Gain on extinguishment of debt	—	—	(214)
Changes in operating assets and liabilities:
Accounts receivable	(3,265)	(9,199)	(4,815)
Inventories	(7,561)	(12,543)	(11,743)
Prepaid expenses and other current assets	55	(553)	(176)
Accounts payable	3,191	2,087	6,618
Customer deposits	(7,429)	26,590	(15,084)
Deferred revenue	1,996	6,558	9,110
Accrued expenses	660	3,360	6,350
Accrued warranties	1,701	242	2,384

Net cash provided by (used in) operating activities	(6,857)	18,443	3,902
Cash flows from investing activities
Purchase of property and equipment	(2,861)	(2,205)	(10,974)
Cost of test systems	(707)	(1,832)	(4,671)
Payments for intangible assets	—	(133)	(378)

Net cash used in investing activities	(3,568)	(4,170)	(16,023)
Cash flows from financing activities
Proceeds from notes payable	—	—	900
Payments on notes payable	(66)	(70)	(25)
Proceeds from the issuance of preferred stock, net of issuance costs of $251 and $90 in 2004 and 2005, respectively	4,880	13,911	8
Proceeds from exercise of warrants	—	182	—
Proceeds from exercise of stock options	37	150	979

Net cash provided by financing activities	4,851	14,173	1,862
Increase (decrease) in cash and cash equivalents	(5,574)	28,446	(10,259)
Cash and cash equivalents at beginning of period	7,524	1,950	30,396

Cash and cash equivalents at end of period	$1,950	$30,396	$20,137

Supplemental disclosure of cash flow information:
Interest paid	$15	$36	$97
Income taxes paid	—	205	172
Supplemental disclosure of noncash investing activities and financing activities:
Leasehold improvements funded by landlord	$368	$—	$—
Conversion of notes payable and accrued interest to preferred stock	1,797	—	—
Reclassification of preferred stock warrants to liability	—	—	444

The accompanying notes are an integral part of these consolidated statements.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TomoTherapy Incorporated, a Wisconsin corporation, (the “Company”) developed, manufactures and sells the TomoTherapy Hi-Art system (the “System”), a radiation treatment system for the treatment of a wide variety of cancers. The Company markets the System to hospitals and cancer treatment centers.

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Pro Forma Shareholders’ Equity (Deficit)

Upon the consummation of an initial public offering (“IPO”), all of the outstanding shares of Series A, B, C, D and E preferred stock will be automatically converted into 18,545,029 shares of common stock if the following conditions are met: aggregate proceeds of the offering exceed $20 million, the common stock price is $7.50 per share or greater and holders of 75% of the preferred shares outstanding approve the underwriter selection. Based on a recent valuation completed by an independent valuation firm, the Company believes that these conditions are probable to occur. The December 31, 2006 pro forma shareholders’ equity (deficit) has been prepared assuming the conversion of Series A, B, C, D and E preferred stock outstanding as of December 31, 2006 into common stock and the issuance of 947,552 shares of common stock resulting from provisions in the Series A Investment Agreement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include those of TomoTherapy Incorporated and its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents primarily consist of time deposits with banks. The balance in the Company’s foreign cash accounts was $16,000 and $114,000 at December 31, 2005 and 2006, respectively.

Interest income was $88,000, $166,000 and $1,292,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying value of these assets and liabilities approximate their respective fair values as of December 31, 2005 and 2006.

Foreign Currency

Foreign currency transaction gains and losses are included as a component of other income and expense. Foreign currency gains or losses were a loss of $27,000, a gain of $66,000 and a loss of $1,450,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentration of Credit Risk and Other Risks and Uncertainties

The Company’s cash and cash equivalents are deposited with several major financial institutions. At times, deposits in these institutions exceed the amount of insurance provided on such deposits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant risk on these balances.

The products currently under development by the Company may require clearance by the U.S. Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company’s products will receive the necessary clearance. If the Company were denied such clearance or such clearance was delayed, it could have a material adverse impact on the Company.

The Company currently depends on single-source suppliers for a number of the critical components necessary for the assembly of the System, including the gantry, the linear accelerator, the couch and the solid state modulator. If the supply of these components were to be disrupted or terminated, or if these suppliers were unable to supply the quantities of components required, the Company may have difficulty or be unable to find alternative sources for these key components. As a result, the Company may be unable to meet the demand for the System, which could have a material adverse impact on the Company.

Inventories

Components of inventory include raw materials, work-in-process and finished goods. Finished goods include in-transit systems that have been shipped to the Company’s customers, but are not yet installed and accepted by the customer. All inventories are stated at the lower of cost or market, cost determined by the first-in first-out (“FIFO”) method. The Company reduces the carrying value of its inventories for differences between the cost and estimated net realizable value, taking into consideration usage in the preceding twelve months, expected demand, technological obsolescence and other information. The Company records as a charge to cost of revenue the amount required to reduce the carrying value of inventory to net realizable value. As of December 31, 2005 and 2006, the Company had provided an inventory reserve of $1.5 million and $5.3 million, respectively. Costs associated with the procurement and warehousing of inventories, such as inbound freight charges and purchasing and receiving costs, are also included in the cost of revenue line item within the statements of operations.

Inventories consisted of the following (in thousands):

	December 31,	December 31,
	2005	2006

Raw materials	$13,344	$30,091
Work-in-process	5,921	4,762
Finished goods	9,018	5,173

	$28,283	$40,026

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,	December 31,
	2005	2006

Furniture and equipment	$3,122	$5,166
Computer equipment	2,054	3,706
Computer software	1,257	1,522
Leasehold improvements	3,087	6,744
In process	—	3,202

	9,520	20,340
Less: Accumulated depreciation and amortization	(2,864)	(4,871)

Property and equipment, net	$6,656	$15,469

Property and equipment are recorded at cost and are depreciated using the straight-line method over the following estimated useful lives:

Furniture and equipment	5 to 10 years
Computer equipment and software	3 to 5 years
Leasehold improvements	Lesser of useful life or the remaining lease term

Depreciation expense associated with property and equipment was $742,000, $1,018,000 and $1,930,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Test Systems

Test systems include material, labor and overhead costs on the Hi-Art systems used for internal testing and training purposes. These costs are amortized, on a straight-line basis over a three-year period.

Test systems consisted of the following (in thousands):

	December 31,	December 31,
	2005	2006

Test systems at cost	$2,539	$7,210
Less: Accumulated amortization	(770)	(1,861)

Test systems, net	$1,769	$5,349

Amortization expense associated with test systems was $117,000, $653,000 and $1,091,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Warranty Cost

The Company’s sales terms include a warranty that generally covers the first year of system operation and is based on terms that are generally accepted in the marketplace. The Company records a current liability

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for the expected cost of warranty-related claims at the time of sale. The following table presents changes in the Company’s product warranty liability (in thousands):

	December 31,	December 31,
	2005	2006

Balance, beginning of the period	$2,681	$2,923
Charged to cost of revenue	6,119	10,138
Adjustments related to change in estimate	651	(244)
Actual product warranty expenditures	(6,528)	(7,510)

Balance, end of period	$2,923	$5,307

Stock Split

All prior period common and preferred stock amounts have been retroactively adjusted to reflect a four-for-one stock split in 2005.

Intangible Assets

The intangible assets are legal costs incurred to register patents which are capitalized when incurred and amortized on a straight-line basis over the estimated useful life of the related patent. The Company continuously evaluates whether events and circumstances have occurred that indicate the remaining useful life of the patents may warrant revision or that the remaining balance of the patents may not be recoverable. The cost and accumulated amortization for patents was $133,000 and $7,000, respectively, as of December 31, 2005, and $511,000 and $39,000, respectively, as of December 31, 2006. The average remaining useful life of the patents as of December 31, 2005 and 2006 was approximately 9.5 and 8.9 years, respectively. As of December 31, 2006, amortization expense of the patents for each of the years 2007 through 2011 is estimated to be $54,000, and $202,000 thereafter.

Impairment of Long-Lived Assets

In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment on Disposal of Long-lived Assets, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analysis necessarily involves significant judgment. No impairment losses were recorded on long-lived assets during the years ended December 31, 2005 and 2006.

Accounts Receivable

The majority of the Company’s accounts receivable are due from hospitals and medical centers. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are due in accordance with contract terms. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Revenue is recognized from system product sales, including sales to distributors, and related services when earned in accordance with Staff Accounting Bulletin, or SAB No. 104, Revenue Recognition, and

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Emerging Issues Task Force Issue (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue is recognized when the following four criteria are met:

•	Persuasive evidence of an arrangement exists. The Company requires evidence of a purchase order with a customer specifying the terms and conditions of the product or services to be delivered, typically in the form of a signed quotation or purchase order from the customer.

•	Title and risk of loss have been transferred to the customer. During the installation phase, each System is fully tested to confirm that it functions within operating specifications. Upon completion of the test procedures, the customer signs the acceptance test procedures document, or ATP, acknowledging acceptance of the system. Revenue for the sale of systems is recognized upon receipt of the signed ATP.

•	The sales price is fixed or determinable. All contract terms are fixed in the signed quotation or purchase order received from the customer. The contracts do not contain rights of cancellation, return, exchanges or refunds.

•	Collection is reasonably assured. Due to the fact that the Company’s sales are to hospitals and cancer treatment centers with significant resources, the Company considers accounts receivable to be fully collectible. In addition, the Company’s contracts generally require staged payments as follows: 20% to 30% down payment, 60% to 70% due upon shipment and 10% due upon final acceptance by the customer.

Payments received for products or services prior to shipment or prior to completion of the related services are recorded as customer deposits. Once a System has been shipped, the related deposits are transferred to deferred revenue until the criteria for revenue recognition are satisfied.

The Company recognizes revenue in connection with distributor sales of the System based on the distributor’s certification status. Once a distributor is certified by the Company to provide installation, testing, training and post-installation warranty services to end customers, the Company recognizes revenue upon shipment to that certified distributor as the Company no longer has any obligations to the distributor or the end customer. Prior to a distributor achieving certification, the Company recognizes revenue upon receipt of the signed acceptance procedure document from the end customer. Distributors do not have any contractual right of return and the Company has not accepted any returns. As of December 31, 2006, the Company had only certified its Japanese distributor.

The Company frequently enters into sales arrangements with customers that contain multiple elements or deliverables such as hardware and post-warranty maintenance services. Judgments as to the allocation of the proceeds received from an arrangement to the multiple elements, the determination of whether the undelivered elements are essential to the functionality of the delivered elements and the appropriate timing of revenue recognition are critical to ensure compliance with U.S. GAAP. The ability to establish the fair value of those elements could affect the timing of revenue recognition. For arrangements with multiple elements, the Company recognizes revenue for each element based on the fair value of the element provided when all other criteria for revenue recognition have been met. The fair value for each element provided in multiple element arrangements is determined by referencing historical pricing policies when the element is sold separately. Changes in our ability to establish the fair value for each element in multiple element arrangements could affect the timing of revenue recognition.

Revenue allocated to post-warranty maintenance on the System is recognized ratably over the term of the agreement, which ranges from twelve to thirty-six months.

In 2006, the Company began selling an optional software package. The selling price, cost and functionality of this software is incidental to the operation of the System itself. The Company recognizes revenue for this software product in accordance with SOP No. 97-2, Software Revenue Recognition, as

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amended by SOP No. 98-9, Software Revenue Recognition with Respect to Certain Agreements. The Company recognizes license revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection of the related receivable is reasonably assured and delivery of the product has occurred, provided that all other criteria for revenue recognition under SOP No. 97-2 have been met. Revenue earned on software arrangements involving multiple elements are allocated to each element based on vendor specific objective evidence (“VSOE”) of fair value, which is based on the price charged when the same element is sold separately. In instances when evidence of VSOE of all undelivered elements exists, evidence does not exist for one or more delivered elements and the fair value of all of the undelivered elements is less than the arrangement fee, revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. Therefore, to the extent that a discount exists, the Company attributes the discount entirely to the delivered elements.

Revenue by major type consisted of the following (in thousands):

	Year Ended December 31,
	2004	2005	2006

Product sales	$44,984	$73,593	$148,121
Service and other revenue	476	2,161	7,981

Total revenue	$45,460	$75,754	$156,102

Shipping and Handling Costs

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” the Company records costs incurred in connection with shipping and handling products as cost of revenue. Amounts billed to customers in connection with these costs are included in revenue and are not material for any of the periods presented in the accompanying consolidated financial statements.

Software Development Costs

The Company develops proprietary software as a component of the System. All software development costs are expensed as research and development expenses until the establishment of technological feasibility. Upon establishment of technological feasibility, all further costs on the same application are capitalized. Typically the period between achieving technological feasibility of the Company’s software products and the general availability of the products has been short. All software development costs through December 31, 2006 have been expensed, as none of the costs were eligible for capitalization.

Research and Development Costs

Research and development costs are expensed as incurred. The Company has entered into research collaboration agreements with selected hospitals, cancer treatment centers, academic institutions and research institutions worldwide. These agreements support the Company’s internal research and development capabilities. Costs related to our research collaboration agreements are expensed as incurred.

Advertising Expenses

Advertising costs of $42,000, $111,000 and $127,000 during the years ended December 31, 2004, 2005 and 2006 were charged to operations as incurred.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and are measured using currently enacted tax rates and laws. Deferred tax assets are reduced by a valuation allowance if, based upon management’s estimates, it is more likely than not that a portion or all of the net deferred tax assets will not be realized. The factors used to assess the likelihood of realization are the forecast of future taxable income and the remaining time period to utilize any tax operating losses and tax credits.

Other Comprehensive Income

Other comprehensive income refers to revenue, expenses, gains and losses that, under U.S. GAAP, are included in other comprehensive income (loss), but are excluded from net income (loss), as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s net income (loss) is the same as other comprehensive income (loss) for the years ended December 31, 2004, 2005 and 2006.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), Financial Accounting Standards Board’s (“FASB”) Interpretation No. 44 Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 (“FIN 44”) and FIN 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, and had adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS No. 148”).

Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment: An Amendment of Financial Accounting Standards Board Statements No. 123 and 95” (“SFAS No. 123(R)”), which revised SFAS No. 123, and supersedes APB No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be measured at fair value and expensed in the consolidated statement of operations over the service period (generally the vesting period) of the grant. Upon adoption, the Company transitioned to SFAS No. 123(R) using the prospective transition method, under which only new awards (or awards modified, repurchased, or cancelled after the effective date) are accounted for under the provisions of SFAS No. 123(R) and expense is only recognized in the consolidated statements of operations beginning with the first period that SFAS No. 123(R) is effective and continuing to be expensed thereafter. See Note F for further disclosure related to SFAS No. 123(R).

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Income (Loss) Per Share of Common Stock

Net income (loss) per share of common stock is as follows for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,
	2004	2005	2006

Net income (loss) per common share:
Basic and diluted:
Income before cumulative effect of change in accounting principle	$0.54	$0.04	$2.29
Cumulative effect of change in accounting principle	—	—	(0.33)

Net income	$0.54	$0.04	$1.96

Net loss attributable to common shareholders	$(7.35)	$(11.54)	$(5.14)

Weighted average common shares outstanding used in:
Basic and diluted	5,319,286	5,879,139	6,511,669

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted-average number of dilutive common shares outstanding during the period. Dilutive shares outstanding are calculated by adding to the weighted shares outstanding any common stock equivalents from redeemable preferred stock, performance shares, outstanding stock options and warrants based on the treasury stock method.

Diluted net loss attributable to common shareholders per share is the same as basic net loss attributable to common shareholders per share in the years ended December 31, 2004, 2005 and 2006, since the effects of potentially dilutive securities are anti-dilutive.

	Year Ended December 31,
	2004	2005	2006

Historical outstanding anti-dilutive securities not included in diluted net loss per share calculation
Preferred stock	16,295,200	18,545,029	18,545,029
Contingent common shares	947,552	947,552	947,552
Stock options and warrants	3,706,480	6,015,292	7,074,694

	20,949,232	25,507,873	26,567,275

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pro forma net income (loss) per share assuming conversion of preferred stock, contingent common shares, outstanding stock options and warrants for the year ended December 31, 2006 were as follows (in thousands, except share and per share amounts):

Year Ended
December 31,
2006
(unaudited)

Historical
Numerator:
Net loss attributable to common shareholders	$(33,478)

Denominator:
Weighted-average shares of common stock outstanding	6,511,669

Net loss attributable to common shareholders per share — basic and diluted	$(5.14)

Pro forma
Numerator:
Net loss	$(33,478)
Pro forma adjustment to add back preferred stock accretion	46,253

Pro forma net income available for shareholders	$12,775

Denominator for pro forma basic net income per share:
Weighted-average shares of common stock outstanding	6,511,669
Pro forma adjustments to reflect assumed conversion of preferred stock (as if converted)	18,545,029
Pro forma adjustment to reflect assumed conversion of contingent common shares (as if converted)	947,552

Shares used to compute pro forma basic net income per common share:	26,004,250

Pro forma basic net income per share:	$0.49

Denominator for pro forma diluted net income per share:
Weighted-average shares of common stock outstanding	6,511,669
Pro forma adjustments to reflect assumed conversion of preferred stock (as if converted)	18,545,029
Pro forma adjustment to reflect assumed conversion of contingent common shares (as if converted)	947,552
Pro forma adjustments to reflect assumed exercise of warrants and stock options using treasury stock method	3,503,386

Shares used to compute pro forma diluted net income per share:	29,507,636

Pro forma diluted net income per share:	$0.43

Pro forma outstanding anti-dilutive securities not included in diluted earnings per share calculation
Stock options and warrants	1,582,436

1,582,436

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment Information

The Company has determined that it operates in only one segment in accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” as it only reports profit and loss information on an aggregate basis to its chief operating decision maker. The Company’s long-lived assets maintained outside the United States are insignificant.

Revenue is attributed by geographic region based on the ship-to location of the Company’s customers. The following table summarizes revenue by geographic region (in thousands):

	Year Ended December 31,
	2004	2005	2006

North America	$42,710	$59,049	$88,937
Europe	2,750	5,552	33,586
Asia	—	11,153	33,579

Total revenue	$45,460	$75,754	$156,102

Change in Accounting Principle

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 (“SFAS 150”) for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). FSP 150-5 requires the Company to classify its outstanding preferred stock warrants as liabilities on its balance sheet and record adjustments to the value of its preferred stock warrants in its statements of operations to reflect their fair value at each reporting period. The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of January 1, 2006. For the year ended December 31, 2006, the impact of the change in accounting principle was to decrease net income by $3.0 million. The impact consisted of a $2.1 million cumulative effect adjustment for the change in accounting principle as of January 1, 2006, when the Company adopted FSP 150-5, and $0.9 million of expense that was recorded in other income (expense), net to reflect the increase in fair value of the warrants between January 1, 2006 and December 31, 2006.

These warrants will be subject to revaluation at each balance sheet date and any change in fair value will be recognized as a component of other income (expense), net, until exercise of the warrants or completion of an initial public offering.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires that all voluntary changes in accounting principles and changes required by a new accounting pronouncement that do not include specific transition provisions be applied retrospectively to prior periods’ financial statements, unless it is impracticable to do so. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company’s adoption of SFAS No. 154 did not have a significant effect on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to adopt the provisions of FIN 48

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

beginning in 2007. The Company is currently in the process of assessing what impact FIN 48 may have on its consolidated financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission (“SEC”) issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS No. 154 for the correction of an error in financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Company adopted this interpretation in the fourth quarter of 2006 and it did not have a material impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 in 2008 to have a material impact on its results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS No. 159 permits entities to choose to measure at fair value some financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the effect of implementing this guidance, which directly depends on the nature and extent of eligible items elected to be measured at fair value, upon initial application of the standard on January 1, 2008.

NOTE B — LONG-TERM DEBT AND NOTES PAYABLE

On May 11, 2002, the Company entered into a $500,000 technology development loan with the Wisconsin Department of Commerce (“WDC”). Under the terms of the agreement, the unpaid principal balance is subject to interest at an annual rate of 4%, and the Company paid equal monthly installments of $7,104, including principal and interest. Borrowings are collateralized by a security interest in substantially all assets of the Company and a personal guarantee by two Company shareholders. The total unpaid principal balance was $214,000 at December 31, 2005. Effective December 2005, WDC notified the Company that the unpaid principal of $214,000 and accrued interest is eligible for forgiveness in the event the Company spends a specified amount in capital investments. The remaining payments on the loan were deferred at that time and effective December 31, 2006 the loan was forgiven by WDC.

On November 28, 2005, the Company entered into a $500,000 note agreement with the WDC and received the principal balance in June 2006 in accordance with the requirements of the agreement. The note payable bears interest at 2%, is payable in monthly installments of $8,647 beginning on January 1, 2008, and the remaining unpaid principal is due on March 1, 2013. The note payable is secured by all of the Company’s equipment, fixtures, inventory, general intangibles and contract rights. The outstanding principal balance at December 31, 2006 was $500,000.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On February 13, 2006, the Company entered into a $400,000 note agreement with Madison Development Corporation. The note payable bears interest at 4%, is payable in monthly installments of $4,050 and the remaining unpaid principal is due on March 1, 2011. The note payable is secured by all of the Company’s equipment, fixtures, inventory, general intangibles and contract rights. The outstanding principal balance at December 31, 2006 was approximately $375,000.

On December 28, 2005, the Company entered into a $30,000,000 revolving credit facility with a bank. The facility bears interest, which is payable monthly, at LIBOR plus 2.5% or at the prime rate plus .25% and is adjusted based on certain financial criteria. The facility expires on December 31, 2007 and is secured by a general business security agreement. The facility requires maintenance of a minimum tangible net worth and a minimum backlog. The Company was in compliance with these covenants and there were no amounts outstanding at December 31, 2005 and 2006.

On May 1, 2003, the Company entered into an agreement with certain investors for borrowings up to $4,000,000 in the form of 12% convertible notes payable with a maturity date of April 30, 2004. The Company initially borrowed $1,741,899 under this agreement. In addition, the Company issued detachable warrants and recorded the fair value of the warrants and beneficial interest upon conversion of $348,380, which has been recorded as a discount to the notes payable and an increase to additional paid-in capital on May 1, 2003. The discount was amortized over the term of the notes payable. On October 23, 2003, the Company borrowed $127,723 from an investor under this agreement in the form of a 10% convertible secondary note with a maturity date five years from the date of issuance. In February 2004, the outstanding principal of $1,869,622 and all accrued interest and unamortized debt discount thereon were converted into Series D preferred stock (see Note E).

The annual principal payments are as follows (in thousands):

Years Ending December 31,

2007	$34
2008	114
2009	133
2010	137
2011	330
Thereafter	127

Total principal payments	$875

NOTE C — INCOME TAXES

The provision for income taxes is as follows (in thousands):

	Year Ended December 31,
	2004	2005	2006

Current
Federal	$40	$57	$172
State	111	21	441

Total current	151	78	613
Deferred	—	—	(7,797)

Total provision (benefit) for income tax	$151	$78	$(7,184)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the United States federal statutory tax rate to the effective income tax rate is as follows for the years ended December 31:

	2004	2005	2006

Provision at statutory rate	35.0%	35.0%	35.0%
Permanent differences	2.1	33.3	2.1
State income taxes, net of federal effect	5.6	3.8	5.9
Change in valuation allowance including federal net operating losses and credits	(35.8)	(52.9)	(135.4)
Change in statutory rate for deferred taxes	—	—	(3.6)
Nondeductible warrant expense	—	—	4.3
Other	(1.9)	5.3	(1.2)

Effective income tax rate	5.0%	24.5%	(92.9)%

The significant components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2005	2006

Deferred tax assets:
Federal and state operating loss carryforwards	$9,570	$4,585
Tax credit carryforwards	1,861	1,643
Warranty reserves	1,111	2,905
Other	1,307	979

Total deferred tax assets	13,849	10,112
Deferred tax liabilities:
Tax depreciation in excess of book depreciation	544	694
Prepaid insurance	118	134
Other	50	234

Total deferred tax liabilities	712	1,062
Net deferred tax asset	13,137	9,050
Valuation allowance	(13,137)	(1,253)

	$—	$7,797

The valuation allowance was determined in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. During 2005, the Company fully reserved all U.S. net deferred tax assets, which are predominantly net operating loss and tax credit carryforwards. Cumulative losses incurred as of December 31, 2005 represented sufficient negative evidence to record a valuation allowance under SFAS No. 109. However, during the year ended December 31, 2006, the Company had a three-year trend of net income as well as three years of cumulative taxable income. Therefore, the Company anticipated that approximately $10.5 million of deferred tax assets were more likely than not to become recoverable as a result of historical and future forecasted earnings.

At December 31, 2006, the Company had approximately $15.6 million and $2.2 million of federal net operating loss and research tax credit carryforwards, respectively, which expire beginning in 2022. In the event of a change in ownership greater than 50% in a three-year period, utilization of the net operating losses may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Code and similar state provisions. At December 31, 2006, the Company had approximately $19.1 million and $0.5 million of Wisconsin net operating loss and tax credit carryforwards, respectively, which expire beginning in 2016. SFAS 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. The valuation allowance relates to net operating loss carryforwards and research tax credits for which the Company believes realization is uncertain.

At December 31, 2006, the Company had $4.8 million in excess tax benefit stock option deductions. The tax benefit of this portion of the excess tax benefit stock option deductions will be accounted for directly to equity as additional paid in capital as the stock option related deduction reduces taxes payable.

NOTE D — COMMITMENTS AND CONTINGENCIES

The Company is subject from time to time to proceedings, lawsuits and other claims related to patents, product and other matters. The Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each situation or changes in settlement strategy in dealing with these matters.

The Company leases four facilities under operating leases: its corporate office space lease that expires in 2014 includes four, five-year renewal options; additional office space under a lease that expires in 2008; a manufacturing facility under a lease that expires in 2018; and office space in Brussels, Belgium under a lease that expires in 2014. The last three leases were all entered into during 2006. The Company is required to pay maintenance, taxes, utilities and insurance on all the facilities. The Company also leases company driven automobiles under operating leases. Rent expense during 2004, 2005 and 2006 was $697,000, $880,000 and $1,274,000, respectively.

At December 31, 2006, future payments under operating leases (including rent escalation clauses) were as follows (in thousands):

Years Ending December 31,

2007	$1,962
2008	2,021
2009	2,080
2010	2,139
2011	2,041
Thereafter	8,945

Total minimum lease obligation	$19,188

NOTE E — TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)

Redeemable Convertible Preferred Stock

The Company has issued various classes of preferred stock. The holders of Series A, B, C and D preferred stock have the option to put their shares back to the Company at the greater of the original purchase price plus accrued dividends, or the current fair market value of the shares. The holders of Series E preferred stock have the option to put their shares back to the Company at the original purchase price plus accrued dividends. As a result, the carrying value of the preferred stock has been increased by an accretion each period so that the carrying amounts will equal the greater of fair value or the defined redemption value for the Series A, B, C and D preferred stock. The Series E preferred stock has been increased to its redemption value,

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

including accrued dividends. The accreted amounts are recorded to accumulated deficit. The put option and the related accretion of the preferred shares will terminate upon the closing of this offering. The fair value of the stock was assessed primarily by considering recent third-party transactions in its common stock and the issuance price of sales of preferred stock to third parties. When no such recent stock activity occurred, the Company engaged an independent valuation firm to perform independent valuations of its common stock.

As of December 31, 2005 and 2006, the Company had redeemable convertible preferred stock, as follows (in thousands):

	December 31,
	2005	2006

Authorized shares	18,887	18,887

Outstanding shares:
Series A	2,710	2,710
Series B	6,877	6,877
Series C	4,402	4,402
Series D	2,823	2,823
Series E	1,733	1,733

Total outstanding shares	18,545	18,545

Liquidation amounts:
Series A	$4,588	$4,828
Series B	12,587	13,316
Series C	10,804	11,344
Series D	7,843	8,267
Series E	14,000	14,832

Total liquidation amount	$49,822	$52,587

Cumulative proceeds, net of issuance costs:
Series A	$2,938	$2,938
Series B	8,828	8,828
Series C	8,895	8,895
Series D	6,734	6,734
Series E	13,911	13,919

Total cumulative proceeds, net of issuance costs	$41,306	$41,314

In December 2005, the Company sold 1,732,673 shares of Series E convertible preferred stock for $8.08 per share and aggregate proceeds of $13.9 million.

Each share of Series A, B, C, D and E preferred stock contains certain entitlements which benefit the preferred shareholders. These include:

(1) Each share of preferred stock is convertible into one share of common stock at the option of the holder, subject to certain anti-dilution adjustments. All preferred stock automatically converts to common stock in the event of an IPO with aggregate proceeds exceeding $20 million and with a common stock price of $7.50 per share or greater, as long as the underwriters are approved by 75% of the preferred shareholders. Holders of at least 75% of the preferred stock can require mandatory conversion of any series of preferred stock at any time.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2) Preferred shareholders are entitled to ratable preference payments in the event of liquidation or dissolution of the Company up to $1.11, $1.33, $2.04, $2.50 and $8.08, respectively, per share plus accrued and unpaid dividends. Preferred shareholders participate on an “as converted” basis with common shareholders for any remaining proceeds subject to certain restrictions as defined in the Company’s Amended and Restated Articles of Incorporation.

(3) Preferred shareholders are entitled to cumulative dividends at an annual rate of $0.09, $0.11, $0.12, $0.15 and $0.48 per share, respectively, compounded quarterly. Through December 31, 2006, no dividends have been declared on any series of stock and the Company believes that it is probable that the preferred stock will be converted into common stock rather than redeemed. At December 31, 2006, accumulated dividends in arrears were approximately $1,828,000, $4,199,000, $2,343,000, $1,210,000 and $832,000 to the preferred shareholders, respectively. All accrued but unpaid preferred stock dividends are cancelled upon conversion to common stock.

(4) Holders of Series A, B, C and D preferred stock have the option to put the stock and the stock issuable upon exercise of the related Series A and D warrants back to the Company for purchase at the greater of $1.11 per Series A share, $1.33 per Series B share, $2.04 per Series C share and $2.50 per Series D share, plus all accrued but unpaid dividends (redemption value), or the current fair market value of the shares. Holders of Series E preferred stock have the option to put their stock back to the Company at $8.08 per share plus accrued dividends. The put rights of the preferred shareholders of all series cannot be exercised until December 31, 2007, and require the consent of at least 75% of the preferred shareholders. Due to the aforementioned redemption rights, all preferred stock is presented as temporary equity on the consolidated balance sheets and adjusted by periodic accretions to the statements of operations as an adjustment to net income (loss) so that the carrying amounts will equal the greater of fair market value or redemption value for Series A, B, C and D, and redemption value for Series E. The accretion of the preferred stock is recorded to accumulated deficit. At December 31, 2005 and 2006, the fair value of each series of the Company’s preferred stock was determined based upon reference to third-party transactions or independent valuations.

Preferred shareholders are entitled to the number of votes equal to the whole number of shares of common stock into which the preferred shares could be converted.

Warrants

At December 31, 2005 and 2006, the Company had 225,800 and 116,596 warrants outstanding for the purchase of the Company’s Series A and D preferred stock at a price per share of $1.11 and $2.50, respectively. The warrants may be exercised at any time prior to March 2007 and February 2009, respectively. All of the Series A warrants and 64,240 of Series D warrants were exercised as of February 28, 2007. The warrants will be exercisable for common stock upon the closing of this offering.

As discussed in Note A, in 2006, the Company adopted FSP 150-5 resulting in the reclassification of the carrying value of the preferred stock warrants as a liability and began recording the warrants at fair value at each reporting period with any increase or decrease in fair value reported in other income (expense), net. For the year ended December 31, 2006, $0.9 million has been recorded as an other expense. The Company selected the Black-Scholes pricing model to determine the fair value of its warrants. The determination of the fair value using this model will be affected by assumptions regarding a number of complex and subjective variables. The assumptions used in the Company’s Black-Scholes calculation for Series A and D warrants at January 1, 2006 upon the adoption of FSP 150-5 were: (i) expected term of one and three years, respectively; (ii) risk-free interest rate of 4.4% and 4.3%, respectively; (iii) expected volatility of 44% and 49%, respectively; and (iv) no expected dividend yield. The fair value of the underlying preferred stock was assessed primarily by considering the recent issuance price of sales of preferred stock to third parties. When no such

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recent stock activity occurred, the Company engaged an independent valuation firm to perform independent valuations of its common stock.

Contingent Common Shares

In addition to the conversion features, the Series A Investment Agreement contains a contingent provision that entitles the holders of the Series A preferred stock, which includes the Company’s two founding shareholders who are members of the Company’s management and entities affiliated with certain Company directors, the right to receive one share of the Company’s common stock for up to 2.86 shares of Series A preferred stock held for a total of 947,552 shares of common stock. The rights under this provision are allocated between the investors and the Company’s two founding shareholders based upon a formula, as defined in the agreement, of the Company’s common stock, which will effect the number of contingent shares issued among the two founding shareholders and the investors, if the Company is sold or completes an IPO. When the conditional obligation to redeem the instrument by transferring assets becomes certain, the Company will recognize a charge to retained earnings and an increase to additional paid in capital of approximately $104,000.

Common Stock

The Company has reserved 19,834,977 shares of common stock at December 31, 2006, to provide for the conversion of 2,710,000, 6,877,200, 4,402,400, 2,822,756 and 1,732,673 shares of Series A, B, C, D and E preferred stock, respectively, 225,800 Series A stock warrants and 116,596 Series D stock warrants and the issuance of 947,552 common shares resulting from provisions in the Series A Investment Agreement. The Company has also reserved 8,418,577 shares of common stock at December 31, 2006, to provide for the exercise of outstanding stock options and the granting of stock options. As of February 28, 2007, additional stock options of 1,255,997 had been exercised since December 31, 2006.

NOTE F — STOCK OPTIONS

The Company sponsors three stock option plans (the “Plans”), which allow for the grant of incentive and nonqualified stock options for the purchase of common stock. Each option entitles the holder to purchase one share of common stock at the specified option price. The exercise price of each incentive stock option granted must not be less than the fair market value on the grant date. The option term is six to ten years. Options vest over three to four years. Prior to January 1, 2006, compensation expense for any difference between the exercise price and the estimated fair market value of the common stock on the date of grant is recognized as compensation expense over the vesting period of the respective options. Compensation expense of $26,000 was recorded in the year ended December 31, 2004. No compensation expense was recorded in the year ended December 31, 2005.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information with respect to the Company’s plans:

	Shares	Number of	Weighted-
	Available	Options	Average
	for Grant	Outstanding	Exercise Price

Balance at December 31, 2003	422,628	3,016,656	$0.21
Authorized	2,310,924	—	—
Granted	(652,000)	652,000	2.96
Exercised	—	(411,024)	0.09
Cancelled	18,504	(18,504)	0.39

Balance at December 31, 2004	2,100,056	3,239,128	0.78
Authorized	2,000,000	—	—
Granted	(3,186,864)	3,186,864	4.25
Exercised	—	(712,996)	0.21
Cancelled	49,200	(49,200)	1.17

Balance at December 31, 2005	962,392	5,663,796	2.80
Authorized	2,400,000	—	—
Granted	(1,721,936)	1,721,936	9.02
Exercised	—	(607,659)	1.61
Cancelled	45,775	(45,775)	4.13

Balance at December 31, 2006	1,686,231	6,732,298	$4.49

During the years ended December 31, 2004, 2005 and 2006, the Company granted stock options to employees at exercise prices deemed by the Board of Directors to be equal to the fair value of the common stock at the time of grant. The fair value of the common stock at the time of grant was determined by the Board of Directors at each stock option measurement date based primarily on arm’s length sales of the Company’s common and redeemable convertible preferred stock and third-party independent valuations, but also on a variety of other factors including the Company’s financial position and historical financial performance, the status of developments within the Company, the composition and ability of the management team, an evaluation and benchmark of the Company’s competitors, the current climate in the marketplace, the illiquid nature of the common stock, the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event, among others.

The application of the Company’s methodology for determining the fair value of the Company’s common stock at each issuance date during the twelve months prior to December 31, 2006 is discussed below:

On December 29, 2005, the Company sold 1,732,673 shares of Series E convertible preferred stock at $8.08 per share for net proceeds of $13.9 million. Using this information, the Company engaged an independent valuation firm to perform a valuation of its common shares based on this preferred stock transaction. The independent valuation report concluded that the common stock was valued at $6.78 per share as of December 29, 2005. This valuation was then used for the January 2006 option grant.

In the spring of 2006, the Board of Directors determined that an updated independent valuation should be performed. The Company engaged the same independent valuation firm that completed valuation for the January 2006 grants to perform a valuation of all classes of stock. The independent valuation firm issued a report dated May 16, 2006, which concluded that the Company’s common stock was valued at $7.27 per share as of that date. This valuation was then used for the May and July 2006 option grants.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On October 23, 2006, the Chairman of the Board, T. Rockwell Mackie, sold an aggregate of 140,000 shares of common stock to two independent accredited investors, and President, Paul Reckwerdt, sold 140,000 common shares to a single independent accredited investor. The purchase price of all these shares was $9.18 per share resulting in aggregate proceeds of $1.3 million to each seller. Given the significant size of the transactions and the fact that these shares were sold to independent, accredited investors, the Company concluded that its common shares should be valued at $9.18 per share as of this date. Stock option grants were made based on this price in October, November and early December 2006.

In all cases, the possibility of an initial public offering was factored into the valuation considerations. In addition, the difference in value between the common stock and preferred stock has narrowed as the Company has moved closer to completing an IPO.

	Number of		Fair Value	Intrinsic
	Options		Estimate	Value per
Date of Grant	Granted	Exercise Price	per Share	Share

January 2006	25,000	$6.78	$6.78	$—
May 2006	34,500	$7.27	7.27	—
July 2006	80,000	$7.27	7.27	—
October 2006	139,936	$9.18	9.18	—
November 2006	2,500	$9.18	9.18	—
December 2006	1,440,000	$9.18	9.18	—

At December 31, 2006, the range of exercise prices on outstanding options was as follows:

		Average
	Number of	Remaining	Number of
	Options	Contractual Life	Options	Weighted-Average
Range of Exercise Price	Outstanding	(Years)	Exercisable	Exercise Price

$0.05-$0.13	608,000	3.13	608,000	$0.11
$0.40-$0.83	1,059,227	6.45	1,011,627	0.46
$3.84-$4.70	3,345,635	6.98	890,611	4.25
$6.78-$7.27	137,000	5.40	—	—
$9.18	1,582,436	5.92	—	—

	6,732,298	6.27	2,510,338	1.72

Upon the adoption of SFAS No. 123(R) on January 1, 2006, the Company continues to use the Black-Scholes valuation model to value stock options. The Company used historical stock prices of companies which it considered as a peer group as the basis for its volatility assumptions. The assumed risk-free rates were based on U.S. Treasury rates in effect at the time of grant with a term consistent with the expected option lives. The Company employed the plain-vanilla method of estimating the expected term of the options as prescribed by SAB 107 as the Company did not have significant historical experience. The forfeiture rate is based on past history of forfeited options. The expense is being allocated using the straight-line method. For the year ended December 31, 2006, the Company recorded $232,000 of stock compensation expense related to the adoption of SFAS No. 123(R). As of December 31, 2006, the Company has $8.0 million of total unrecognized compensation cost related to nonvested awards granted under the Company’s stock based plans that it expects to recognize over a weighted-average period of 3.89 years. Under the prospective method of adoption of SFAS No. 123(R), the Company continues to account for options issued prior to January 1, 2006 under the intrinsic value method of APB 25.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted average fair value per share of options granted for the fiscal years ended December 31, 2004, 2005 and 2006 were $2.96, $4.25 and $9.02, respectively. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model based on the assumption ranges below:

	Year Ended December 31,
	2004	2005	2006

Expected term (years)	5.0	5.0	4.25
Risk-free interest rate	5.0%	5.0%	3.8-5.1%
Expected volatility	N/A	N/A	65%
Dividend yield	0%	0%	0%
Expected forfeiture rate	0%	0%	2.9%

NOTE G — RELATED PARTY TRANSACTIONS

The Company has an exclusive license agreement with the Wisconsin Alumni Research Foundation (“WARF”), a shareholder of the Company, to make, use, sell and otherwise distribute products under WARF’s patents anywhere in the world. The Company is required to pay WARF a royalty for each product sold. The Company has recorded to cost of revenue royalties of $504,000, $672,000, and $1,272,000 during the years ended December 31, 2004, 2005 and 2006, respectively. The license agreement expires upon expiration of the patents and may be terminated earlier if elected by the Company. The Company may also grant sublicenses to third parties but must pay WARF 50% of all fees, royalties and other payments received. WARF has the right to terminate the license agreement if the Company does not meet the minimum royalty obligations or satisfy other obligations related to its utilization of the technology. If the Company lost this license, it would be unable to produce or sell the System. The Company had an accrued royalty payable balance of $192,000 and $456,000 as of December 31, 2005 and 2006, respectively.

The Company purchased certain aircraft flight services from a company owned by a member of the Board of Directors. The Company incurred expenses of $25,000, $38,000 and $19,000 for this service during the years ended December 31, 2004, 2005 and 2006, respectively. The payable balance outstanding at December 31, 2004 was $25,000. There was no payable outstanding at December 31, 2005 and 2006.

The Company incurred fees of $18,000, $24,000 and $12,000 during the years ended December 31, 2004, 2005 and 2006, respectively, in accordance with an agreement with a member of the Board of Directors who provides consulting services to the Company. The agreement guarantees a minimum payment of $20,000 per year, and is renewable on an annual basis. There was no payable outstanding at any of the period ends. The agreement was cancelled during 2006.

NOTE H — RETIREMENT PLAN

The Company has established a 401(k) plan covering substantially all employees. Employer contributions, which began in 2005, are at the discretion of the Board of Directors and the policy is to fund the 401(k) plan contributions as they accrue. The Company contributed $0, $348,000 and $735,000 for this service during the years ended December 31, 2004, 2005 and 2006, respectively.

NOTE I — SUBSEQUENT EVENTS

On March 1, 2007, the Company entered into a seven-year operating lease for a corporate facility. The total lease obligation over the term of the lease is $5.6 million.

On February 14, 2007, the Board of Directors approved the issuance of 947,552 contingent shares for no consideration to certain holders of the Company’s Series A preferred stock, including certain members of

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

management and entities affiliated with the Company’s directors, pursuant to the Series A Investment agreement.

On February 14, 2007, the Board of Directors approved a revised investment agreement to become effective upon completion of an initial public offering. This revised investment agreement eliminates the right of preferred shareholders to put their shares of Series A, B, C or D preferred stock back to the Company.

On February 27, 2007, the Company entered into a cooperative research and development agreement and licensing agreement with the University of California and the Lawrence Livermore National Laboratory. The research agreement required an initial funding of $0.9 million which was made in February and an additional $2.4 million to be paid over the next 8 months. The license agreement required an initial payment of $0.2 million and additional milestone payments of $0.3 million over the research project. The license agreement also includes a earned royalty payment of 2% on net sales of the licensed product.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to          unsold allotments or subscriptions.

          Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Piper Jaffray

Thomas Weisel Partners LLC

Robert W. Baird & Co.

William Blair & Company

          , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by TomoTherapy. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and The Nasdaq Global Market listing fee:

SEC Registration Fee		$21,534
NASD Filing Fee
The Nasdaq Stock Market Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Fees and Expenses
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers.

On completion of this offering, our amended and restated articles of incorporation will contain provisions that eliminate, to the maximum extent permitted by the Wisconsin Business Corporation Law, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Our amended and restated articles of incorporation and bylaws will provide that we shall indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by the Wisconsin Business Corporation Law.

Section 180.0851 of the Wisconsin Business Corporation Law requires the Registrant to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was a director or officer of the Registrant unless it is determined that he or she breached or failed to perform a duty owed to the Registrant and such breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director or officer has a material conflict of interest, (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was unlawful, (iii) a transaction from which the director or officer derived an improper personal profit or (iv) willful misconduct.

Section 180.0858 of the Wisconsin Business Corporation Law provides that subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the articles of incorporation or bylaws of the Registrant, a written agreement between the director or officer and the Registrant or a resolution of the Board of Directors or the shareholders.

Unless otherwise provided in the Registrant’s articles of incorporation or bylaws, or by written agreement between the director or officer and the Registrant, an officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners as specified in Section 180.0855 of the Wisconsin Business Corporation Law:

(i)	by majority vote of a disinterested quorum of the Board of Directors,

(ii)	by independent legal counsel chosen by a quorum of disinterested directors or its committee,

(iii)	by a panel of three arbitrators (one of which is chosen by a quorum of disinterested directors),

(iv)	by the vote of the shareholders,

(v)	by a court; or

(vi)	by any other method permitted in Section 180.0858 of the Wisconsin Business Corporation Law.

Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by the Registrant, pursuant to Section 180.0853 of the Wisconsin Business Corporation Law, at such time as the director or officer furnishes to the corporation written affirmation of his good faith that he has not breached or failed to perform his duties; and written confirmation to repay any amounts advanced if it is determined that indemnification by the Registrant is not required.

Section 180.0859 of the Wisconsin Business Corporation Law provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections 180.0850 to 180.0858 of the Wisconsin Business Corporation Law for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

Under Section 180.0828 of the Wisconsin Business Corporation Law, a director of the Registrant is not personally liable for breach of any duty resulting solely from his or her status as a director, unless it shall be proved that the director’s conduct constituted conduct described in the first paragraph of this item.

The Underwriting Agreement filed herewith as Exhibit 1.1 provides for indemnification of the directors, certain officers and controlling persons of the Registrant by the underwriters against certain civil liabilities, including liabilities under the Securities Act.

In addition, the Registrant intends to obtain directors’ and officers’ liability insurance that will insure against certain liabilities, including liabilities under the Securities Act, subject to applicable restrictions.

Item 15.	Recent Sales of Unregistered Securities.

(a) From January 1, 2004 through the date of this registration statement, we sold the following securities that were not registered under the Securities Act. The following share numbers give effect to a 4-for-1 split of our common stock and preferred stock that was effected on June 30, 2005:

1. On February 18, 2004, we issued 2,800,000 shares of Series D preferred stock at a price per share of $2.50 and the aggregate consideration received by us was $7,000,000.

2. On July 13, 2005, we issued 2,540 shares of Series D preferred stock to three investors pursuant to the exercise of warrants. The exercise price was $2.50 per share and the aggregate consideration received by us was $6,340.

3. On September 8, 2005, we issued an aggregate of 10,000 shares of Series D preferred stock to an investor pursuant to the exercise of a warrant. The exercise price was $2.50 per share and the aggregate consideration received by us was $25,000.

4. On September 20, 2005, we issued 10,216 shares of Series D preferred stock to three investors upon the exercise of our Series D warrants. The exercise price was $2.50 per share. The aggregate consideration received by us was $25,540.

5. On December 29, 2005, we issued 1,732,673 shares of Series E preferred stock at a price per share of $8.08 and the aggregate consideration received by us was $14,000,000.

6. On January 24, 2007, we issued 225,800 shares of Series A preferred stock to a single investor upon the exercise of our Series A warrants. The exercise price was $1.07 per share and the aggregate consideration received by us was $249,983.

We believe that the offer and sale of the above-referenced securities were exempt from registration under the Securities Act by virtue of Section 4(2) and/or Rule 506 under Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information, (b) appropriate legends were affixed to the warrants and/or stock certificates issued in such transactions, and (c) that offers and sales of these securities were made without general solicitation or advertising.

(b) From January 1, 2004 to February 28, 2007, we granted to our directors, employees and consultants options to purchase an aggregate of 5,557,600 shares of common stock at exercise prices ranging from $0.83 to $9.18 per share. As of February 28, 2007, we had issued a total of 605,604 shares of common stock upon the exercise of such options.

We believe that the offer and sale of the above-referenced securities were exempt from registration under the Securities Act because they were made in reliance upon the exemption from registration provided under Section 3(b) of the Securities Act and Rule 701 promulgated thereunder as securities issued pursuant to written compensatory plans or arrangements.

(c) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a) or (b).

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1**	Amended and Restated Articles of Incorporation of the Registrant, as currently in effect
3	.2*	Form of Amended and Restated Articles of Incorporation of the Registrant, to be in effect upon completion of the offering
3	.3**	Bylaws of the Registrant, as currently in effect
3	.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering
4	.1*	Form of the Registrant’s Common Stock Certificate
4	.2**	Form of Series D warrant issued by Registrant on February 18, 2004
5	.1*	Opinion of Michael Best & Friedrich LLP, counsel to the Registrant, as to the validity of our common stock (including consent)
10.1		Amended and Restated Investment Agreement, dated February 8, 2007, by and among the Registrant and the other parties thereto, as amended
10	.2**	Loan Agreement, dated February 11, 1999, by and between the Registrant and Venture Investors Early Stage Fund II Limited Partnership, as amended
10	.3**	Note and Warrant Purchase Agreement, by and among the Registrant and the other parties thereto dated May 1, 2003, as amended
10	.4†**	License Agreement, dated February 22, 1999, by and between the Registrant and Wisconsin Alumni Research Foundation, as amended
10	.5**	Equity Agreement, dated February 22, 1999, by and between the Registrant and Wisconsin Alumni Research Foundation
10	.6*	Employment Agreement by and between the Registrant and Frederick A. Robertson, M.D.
10	.7*	Employment Agreement by and between the Registrant and Stephen C. Hathaway
10	.8*	Employment Agreement by and between the Registrant and Paul Reckwerdt
10	.9*	Employment Agreement by and between the Registrant and John J. Hughes
10	.10*	Employment Agreement by and between the Registrant and Gustavo Olivera

Exhibit
Number		Description

10	.11†**	Development and OEM Supply Agreement by and between the Registrant and Analogic Corporation, dated January 27, 2003
10	.12†**	Manufacturing and Supply Agreement by and between the Registrant and Siemens Medical Solutions USA, Inc., dated November 14, 2003, as amended
10	.13**	Lease Agreement, dated January 26, 2005, as amended, by and between the Registrant and Old Sauk Trails Park Limited Partnership for the property located at 1240 Deming Way, Madison, WI
10	.14**	Lease Agreement, dated October 28, 2005, by and between the Registrant and Adelphia, LLC for the property located at 1209 Deming Way, Madison, Wisconsin
10	.15**	Time Sharing Agreement, effective December 2005, by and between the Registrant and Cozzens and Cudahy Air, Inc.
10	.16**	Incentive Stock Option Plan, as amended, and forms of option agreements thereunder
10	.17**	2000 Stock Option Plan, as amended, and forms of option agreements thereunder
10	.18**	2002 Stock Option Plan, as amended, and forms of option agreements thereunder
10	.19**	Standard Terms and Conditions of Sale
10	.20**	International Standard Terms and Conditions of Sale
10	.21**	Tomo Lifecycle Care (TLC) and Partnership Terms and Conditions
10	.22†**	Logistics Services Agreement between the Registrant and Kuehne + Nagal Inc., dated September 7, 2005
10	.23†**	Purchase Order between the Registrant and ReMedPar, Inc., dated February 7, 2007
10	.24*	Form of Director and Executive Officer Indemnification Agreement
10	.25*	Form of Noncompetition Agreement
10	.26*	Form of Assignment of Inventions Agreement
10	.27*	Form of Confidentiality Agreement
21	.1**	Subsidiary of the Registrant
23.1		Consent of Grant Thornton LLP, independent registered public accounting firm
23	.2*	Consent of Michael Best & Friedrich LLP (included in Exhibit 5.1)
23.3		Consent of Virchow Krause & Company, LLP
24	.1**	Power of Attorney (included in signature page to Registration Statement)

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on the 22nd day of March 2007.

TOMOTHERAPY INCORPORATED

By:	/s/ Frederick A. Robertson, M.D.
Frederick A. Robertson, M.D.
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Frederick A. Robertson, M.D. Frederick A. Robertson, M.D.	Chief Executive Officer and Director (principal executive officer)	March 22, 2007

/s/ Paul J. Reckwerdt Paul J. Reckwerdt	President and Director	March 22, 2007

/s/ Stephen C. Hathaway Stephen C. Hathaway	Chief Financial Officer (principal financial and accounting officer)	March 22, 2007

* T. Rockwell Mackie, Ph.D.	Director	March 22, 2007

* Michael J. Cudahy	Director	March 22, 2007

* John J. McDonough	Director	March 22, 2007

* John P. Neis	Director	March 22, 2007

* Cary J. Nolan	Director	March 22, 2007

* Carlos A. Perez, M.D.	Director	March 22, 2007

Name	Position	Date

* Sam R. Leno	Director	March 22, 2007

* Frances S. Taylor	Director	March 22, 2007

*By /s/ Stephen C. Hathaway Stephen C. HathawayAttorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement

3	.1**	Amended and Restated Articles of Incorporation of the Registrant, as currently in effect

3	.2*	Form of Amended and Restated Articles of Incorporation of the Registrant, to be in effect upon completion of the offering

3	.3**	Bylaws of the Registrant, as currently in effect

3	.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering

4	.1*	Form of the Registrant’s Common Stock Certificate

4	.2**	Form of Series D warrant issued by Registrant on February 18, 2004

5	.1*	Opinion of Michael Best & Friedrich LLP, counsel to the Registrant, as to the validity of our common stock (including consent)

10.1		Amended and Restated Investment Agreement, dated February 8, 2007, by and among the Registrant and the other parties thereto, as amended

10	.2**	Loan Agreement, dated February 11, 1999, by and between the Registrant and Venture Investors Early Stage Fund II Limited Partnership, as amended

10	.3**	Note and Warrant Purchase Agreement, by and among the Registrant and the other parties thereto dated May 1, 2003, as amended

10	.4†**	License Agreement, dated February 22, 1999, by and between the Registrant and Wisconsin Alumni Research Foundation, as amended

10	.5**	Equity Agreement, dated February 22, 1999, by and between the Registrant and Wisconsin Alumni Research Foundation

10	.6*	Employment Agreement by and between the Registrant and Frederick A. Robertson, M.D.

10	.7*	Employment Agreement by and between the Registrant and Stephen C. Hathaway

10	.8*	Employment Agreement by and between the Registrant and Paul Reckwerdt

10	.9*	Employment Agreement by and between the Registrant and John J. Hughes

10	.10*	Employment Agreement by and between the Registrant and Gustavo Olivera

10	.11†**	Development and OEM Supply Agreement by and between the Registrant and Analogic Corporation, dated January 27, 2003

10	.12†**	Manufacturing and Supply Agreement by and between the Registrant and Siemens Medical Solutions USA, Inc., dated November 14, 2003, as amended

10	.13**	Lease Agreement, dated January 26, 2005, as amended, by and between the Registrant and Old Sauk Trails Park Limited Partnership for the property located at 1240 Deming Way, Madison, WI

10	.14**	Lease Agreement, dated October 28, 2005, by and between the Registrant and Adelphia, LLC for the property located at 1209 Deming Way, Madison, Wisconsin

10	.15**	Time Sharing Agreement, effective December 2005, by and between the Registrant and Cozzens and Cudahy Air, Inc.

10	.16**	Incentive Stock Option Plan, as amended, and forms of option agreements thereunder

10	.17**	2000 Stock Option Plan, as amended, and forms of option agreements thereunder

10	.18**	2002 Stock Option Plan, as amended, and forms of option agreements thereunder

10	.19**	Standard Terms and Conditions of Sale

10	.20**	International Standard Terms and Conditions of Sale

10	.21**	Tomo Lifecycle Care (TLC) and Partnership Terms and Conditions

Exhibit
Number		Description

10	.22†**	Logistics Services Agreement between the Registrant and Kuehne + Nagal Inc., dated September 7, 2005

10	.23†**	Purchase Order between the Registrant and ReMedPar, Inc., dated February 7, 2007

10	.24*	Form of Director and Executive Officer Indemnification Agreement

10.25		Form of Noncompetition Agreement

10.26		Form of Assignment of Inventions Agreement

10.27		Form of Confidentiality Agreement

21	.1**	Subsidiary of the Registrant

23.1		Consent of Grant Thornton LLP, independent registered public accounting firm

23	.2*	Consent of Michael Best & Friedrich LLP (included in Exhibit 5.1)

23.3		Consent of Virchow Krause & Company, LLP

24	.1**	Power of Attorney (included in signature page to Registration Statement)

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.